As filed with the U.S. Securities and Exchange Commission on May 28, 2019.
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
(Amendment No. 2)
(Mark One)

[X]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ ]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended _________________

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________________ to _________________

OR

[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

Commission file number:

FLEX LNG Ltd.
(Exact name of Registrant as specified in its charter)

(Translation of Registrant's name into English)

Bermuda
(Jurisdiction of incorporation or organization)

Par-La-Ville Place 14 Par-La-Ville Road Hamilton Bermuda
(Address of principal executive offices)
With copies to:
James Ayers, Company Secretary, Par-La-Ville Place, 14 Par-La-Ville Road, Hamilton, Bermuda Telephone: +1 441 295 69 35, Facsimile: +1 441 295 3494

(Name, Telephone, E-mail and/or Facsimile, and address of Company Contact Person)
and
Keith J. Billotti Seward & Kissel LLP Tel: (212) 574-1200 Fax: (212) 480-8421 One Battery Park Plaza New York, New York 10004 United States

Securities registered or to be registered pursuant to section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares, par value $0.10 per share	FLNG	New York Stock Exchange

Securities registered or to be registered pursuant to section 12(g) of the Act.

NONE
(Title of class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

NONE
(Title of class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:
As of the date of this registration statement on Form 20-F there were 54,103,993 of the Registrant's ordinary shares outstanding (such number adjusted for the one-for-ten reverse stock split effected on March 7, 2019).
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes	☐	No	☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes	☐	No	☐

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes	☐	No	☒

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes	☒	No	☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth Company.  See the definitions of "large accelerated filer," "accelerated filer" and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☐	Accelerated filer ☐

Non-accelerated filer ☒	Emerging growth company ☒
(Do not check if a smaller reporting company)

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.     ☒

† The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
[X]	U.S. GAAP
[ ]	International Financial Reporting Standards as issued by the international Accounting Standards Board

[ ]	Other

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:
Item 17	☐	Item 18	☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes	☐	No	☐

TABLE OF CONTENTS
Page
PART I

PART II
ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	77
ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE	77
ITEM 15.	CONTROLS AND PROCEDURES	77
ITEM 16.	RESERVED	77
ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT.	77
ITEM 16B.	CODE OF ETHICS	77
ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES	77
ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	77
ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED	78
ITEM 16F.	CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT	78
ITEM 16G.	CORPORATE GOVERNANCE	78

PART III
ITEM 17.	FINANCIAL STATEMENTS	78
ITEM 18.	FINANCIAL STATEMENTS	78
ITEM 19.	EXHIBITS	78

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
Our disclosure and analysis in this registration statement pertaining to our operations, cash flows and financial position, including, in particular, the likelihood of our success in developing and expanding our business, include forward-looking statements. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates," "seeks," "targets," "potential," "continue," "contemplate," "possible," "likely," "might," "will," "would," "could," "projects," "forecasts," "may," "should" and similar expressions are forward-looking statements.
All statements in this registration statement that are not statements of either historical or current facts are forward-looking statements. Forward-looking statements include, but are not limited to, such matters as:
•	our future operating or financial results;
•	global and regional economic and political conditions;
•	our pending vessel acquisitions, our business strategy and expected capital spending or operating expenses, including dry-docking and insurance costs;
•	statements about LNG market trends, including charter rates and factors affecting supply and demand;
•
our financial condition and liquidity, including our ability to repay our indebtedness and obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities;

•
our ability to enter into time charters or other employment arrangements for our vessels after our current charters expire and our ability to earn income in the spot market (which includes vessel employment under single voyage spot charters and time charters with an initial term of less than six months);

•	our ability to successfully employ our newbuilding vessels;
•	our expectations of the availability of vessels to purchase, the time it may take to construct new vessels, and vessels' useful lives;
•	risks associated with vessel construction;
•	estimated future maintenance and replacement capital expenditures;
•	changes in operating expenses, including dry-docking and insurance costs and bunker prices;
•
the expected cost of, and our ability to comply with, governmental regulations, maritime self-regulatory organization standards, as well as standard regulations imposed by our charterers applicable to our business;

•	availability of and ability to maintain skilled labor, vessel crews and management;
•	our anticipated incremental general and administrative expenses as a publicly traded company;
•	customers' increasing emphasis on environmental and safety concerns;
•	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists; and
•	our ability to maintain relationships with major LNG producers and traders.

Many of these statements are based on our assumptions about factors that are beyond our ability to control or predict and are subject to risks and uncertainties that are described more fully in "Item 3. Key Information—D. Risk Factors." Any of these factors or a combination of these factors could materially affect our future results of operations and the ultimate accuracy of the forward-looking statements. Factors that might cause future results to differ include, but are not limited to, the following:
•	changes in governmental rules and regulations or actions taken by regulatory authorities;
•	changes in economic and competitive conditions affecting our business, including market fluctuations in charter rates and charterers' abilities to perform under existing time charters;
•	potential liability from future litigation and potential costs due to environmental damage and vessel collisions;
•	the length and number of off-hire periods; and
•	other factors discussed in "Item 3. Key Information—D. Risk Factors" in this registration statement.
You should not place undue reliance on forward-looking statements contained in this registration statement because they are statements about events that are not certain to occur as described or at all. All forward-looking statements in this registration statement are qualified in their entirety by the cautionary statements contained in this registration statement. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.
Except to the extent required by applicable law or regulation, we undertake no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this registration statement or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors.  Further, we cannot assess the effect of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

EXPLANATORY NOTE AND PRESENTATION OF OUR FINANCIAL DATA
Unless otherwise indicated, the terms "FLEX LNG," "we," "us," "our," the "Company" and the "Group" refer to FLEX LNG Ltd. and its consolidated subsidiaries.
We use the term "LNG" to refer to liquefied natural gas, and we use the term "cbm" to refer to cubic meters in describing the carrying capacity of the vessels in our fleet. Unless otherwise indicated, all references to "U.S. dollars," "USD," "dollars," "US$" and "$" in this registration statement are to the lawful currency of the United States of America, references to "Norwegian Kroner," and "NOK" are to the lawful currency of Norway and references to "Great British Pounds," and "GBP" are to the lawful currency of the United Kingdom.
The consolidated financial statements included in this registration statement as of and for the years ended December 31, 2018 and 2017 have been prepared in accordance with Generally Accepted Accounting Principles in the United States of America, or U.S. GAAP.
References in this registration statement to ordinary shares are adjusted to reflect a one-for-ten reverse stock split, which became effective as of March 7, 2019.
IMPLICATIONS OF BEING AN EMERGING GROWTH COMPANY
We had less than $1.07 billion in revenue during our last fiscal year, which means that we are an "emerging growth company" as defined in the Jumpstart Our Business Startups Act, or JOBS Act. As an emerging growth company, we may take advantage of specified reduced public company reporting requirements that are otherwise applicable generally to public companies, including:
•
the ability to present only two years of audited financial statements and only two years of related Management's Discussion and Analysis of Financial Condition and Results of Operations in the registration statement for our initial public offering;

•
an exemption from the auditor attestation requirement of management's assessment of the effectiveness of our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act; and

•
an exemption from compliance with any new requirements adopted by the Public Company Accounting Oversight Board, or the PCAOB, requiring mandatory audit firm rotation or a supplement to the auditor's report in which the auditor would be required to provide additional information about the audit and financial statements.

We may choose to take advantage of some or all of these reduced reporting requirements. We may take advantage of these provisions until the end of the fiscal year following the fifth anniversary of the date we first sell our common equity securities pursuant to an effective registration statement under the Securities Act of 1933, as amended, or the Securities Act, or such earlier time that we are no longer an emerging growth company. We will cease to be an emerging growth company if we have more than $1.07 billion in "total annual gross revenues" during our most recently completed fiscal year, if we become a "large accelerated filer" with a public float of more than $700 million, or as of any date on which we have issued more than $1.0 billion in non-convertible debt over the three-year period prior to such date. For as long as we take advantage of the reduced reporting obligations, the information that we provide shareholders may be different from information provided by other public companies.
In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to "opt out" of such extended transition period, and as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

PART I
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
A.	Directors and Senior Management
The following table sets forth information regarding our current directors and executive officers, including the Chief Executive Officer and the Chief Financial Officer of our wholly owned subsidiary Flex LNG Management AS who are responsible for overseeing the management of the Company.
Name(1)	Position
David McManus	Director of the Company and Chairman of the Board of Directors
Marius Hermansen	Director of the Company
Ola Lorentzon	Director of the Company
Nikolai Grigoriev	Director of the Company and Chairperson of the Audit Committee
Oystein M. Kalleklev	Chief Executive Officer of Flex LNG Management AS and Principal Executive Officer of FLEX LNG Ltd.
Harald Gurvin	Chief Financial Officer of Flex LNG Management AS and Principal Financial Officer of FLEX LNG Ltd.
(1) The business address of each of our directors and executive officers listed above is Par-La-Ville Place, 14 Par-La-Ville Road, Hamilton, Bermuda.

B.	Advisers
Our U.S. legal counsel is Seward & Kissel LLP, One Battery Park Plaza, New York, New York, 10004. Our Bermuda legal counsel is MJM Limited, Hamilton, Bermuda.
C.	Auditors
Our auditors are Ernst & Young AS, Thormøhlens gate 53 D, NO-5008 Bergen, P.O. Box 6163 Postterminalen, NO-5892 Bergen, Norway. Ernst & Young AS is an independent registered public accounting firm registered with the Public Company Accounting Oversight Board.
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
ITEM 3.	KEY INFORMATION
A.	Selected Financial Data
The following selected historical financial information should be read in conjunction with our audited consolidated financial statements and related notes, which are included herein, together with "Item 5. Operating and Financial Review and Prospects." In addition, see "Explanatory Note and Presentation of Our Financial Data" for further details on the presentation of the financial statements. Our historical results are not necessarily indicative of our future results.
The following table presents, in each case for the periods and as of the dates indicated, the selected historical financial and operating data of FLEX LNG, which have been derived from audited consolidated financial statements as of and for the years ended December 31, 2018 and 2017 contained in this registration statement. The audited consolidated financial statements as of and for the years ended December 31, 2018 and 2017 have been prepared in accordance with U.S. GAAP.

	Year ended December 31,
(In thousands of U.S. dollars, except per share data)	2018	2017
STATEMENT OF INCOME
Vessel operating revenues	77,209	27,329
Vessel operating costs	(26,161)	(36,532)
Administrative expenses	(4,639)	(3,409)
Depreciation	(17,412)	(2)
Income/(loss) from operations	28,997	(12,614)
Finance income	607	123
Finance cost	(17,781)	(234)
Other financial items	(54)	2,334
Income/(loss) before taxes	11,769	(10,391)
Income tax expense/(credit)	(10)	17
Net income/(loss)	11,779	(10,408)

Earnings/(loss) per share, basic and diluted	$0.29	$(0.34)

CASH FLOW DATA
Net cash provided by/(used in) operating activities	35,714	(17,752)
Net cash used in investing activities	(584,433)	(77,714)
Net cash provided by financing activities	593,855	103,988
Net increase in cash and cash equivalents	45,136	8,522

	As of December 31,
(In thousands of U.S. dollars except common share data)	2018	2017
BALANCE SHEET DATA
Total current assets	60,425	17,570
Total assets	1,294,386	684,510
Total long term debt	431,602	160,000
Total current liabilities	35,460	4,409
Total liabilities	467,062	164,409
Number of shares outstanding	54,099,929	36,797,238
Total equity	827,324	520,101

B.	Capitalization and Indebtedness
The following table sets forth our capitalization as of December 31, 2018. The financial data included herein has been prepared in accordance with U.S. GAAP. This table should be read in conjunction with "Item 5. Operating and Financial Review and Prospects" and the audited consolidated financial statements and other information provided in this registration statement.
(In thousands of U.S. dollars)	As of December 31, 2018
Debt (long-term, including short-term portion)	$454,967
Other current liabilities	12,095
Total debt and other current liabilities	$467,062
Total shareholders' equity	$827,324
Total capitalization	$1,294,386

C.	Reasons for the offer and use of Proceeds
Not applicable.
D.	Risk Factors
The following summarizes the risks that may materially affect our business, financial condition or results of operations. The occurrence of any of the events described in this section could significantly and negatively affect our business, financial condition, operating results or the trading price of our securities.
Risks Related to Our Industry
Charter hire rates for LNG vessels are volatile and may decrease in the future, which may adversely affect our earnings, revenue and profitability and our ability to comply with our loan covenants.
Substantially all of our revenues are derived from a single market, the LNG carrier segment, and therefore our financial results depend on chartering activities and developments in this segment. The LNG shipping industry is cyclical with attendant volatility in charter hire rates and profitability. The LNG charter market, from which we derive and plan to continue to derive our revenues, has only recently begun to recover after experiencing a prolonged period of historically low rates. The degree of charter hire rate volatility among different types of LNG vessels has varied widely, and time charter and spot market rates for LNG vessels have in the recent past declined below operating costs of vessels.
Fluctuations in charter rates result from changes in the supply and demand for vessel capacity and changes in the supply and demand for the major commodities carried on water internationally. Because the factors affecting the supply and demand for vessels are outside of our control and are unpredictable, the nature, timing, direction and degree of changes in charter rates are also unpredictable. A significant decrease in charter rates would also affect asset values and adversely affect our profitability, cash flows and our ability to pay dividends, if any.
Furthermore, a significant decrease in charter rates would cause asset values to decline and we may have to record an impairment charge in our consolidated financial statements which could adversely affect our financial results.
Factors that may influence demand for vessel capacity include:
•	supply of and demand for LNG;
•	changes in the exploration or production of LNG;
•	the location of regional and global exploration, production and manufacturing facilities;

•	the location of consuming regions for LNG;
•	the globalization of production and manufacturing;
•	global and regional economic and political conditions, including armed conflicts and terrorist activities, embargoes and strikes;
•	disruptions and developments in international trade;
•	changes in seaborne and other transportation patterns, including the distance LNG is transported by sea;
•	environmental and other regulatory developments;
•	currency exchange rates; and
•	the weather.
Demand for our LNG vessels is dependent upon economic growth in the world's economies, seasonal and regional changes in demand, changes in the capacity of the global LNG fleet and the sources and supply of LNG transported by sea. The capacity of the global LNG vessels fleet seems likely to increase and economic growth may not resume in areas that have experienced a recession or continue in other areas. As such, adverse economic, political, social or other developments could have a material adverse effect on our business and operating results.
Factors that may influence the supply of vessel capacity include:
•	number of newbuilding orders and deliveries;
•	the number of shipyards and ability of shipyards to deliver vessels;
•	port and canal congestion;
•	scrapping of older vessels;
•	speed of vessel operation;
•	vessel casualties; and
•	number of vessels that are out of service or laid up.
In addition to the prevailing and anticipated freight rates, factors that affect the rate of newbuilding, scrapping and laying-up include newbuilding prices, secondhand vessel values in relation to scrap prices, costs of bunkers and other operating costs, costs associated with classification society surveys, normal maintenance costs, insurance coverage costs, the efficiency and age profile of the existing LNG fleet in the market, and government and industry regulation of maritime transportation practices, particularly environmental protection laws and regulations. These factors influencing the supply of and demand for shipping capacity are outside of our control, and we may not be able to correctly assess the nature, timing and degree of changes in industry conditions.
Global economic conditions may negatively impact the LNG shipping industry.
As the shipping industry is highly dependent on the availability of credit to finance and expand operations, it can be negatively affected by decline in available credit facilities. Any weakening in global economic conditions may have a number of adverse consequences for LNG and other shipping sectors, including, among other things:

•
low charter rates, particularly for vessels employed in the spot market (which includes vessel employment under single voyage spot charters and time charters with an initial term of less than six months);

•	decreases in the market value of LNG vessels and limited second-hand market for the sale of vessels;
•	limited financing for vessels;
•	widespread loan covenant defaults; and
•	declaration of bankruptcy by certain vessel operators, vessel owners, shipyards and charterers.
The occurrence of one or more of these events could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.
We are dependent on spot charters and any decrease in spot charter rates in the future may adversely affect our earnings.
We operate several of our vessels in the spot market, exposing us to fluctuations in spot market charter rates. The number of vessels that we employ in the spot market will vary from time to time and we may also employ any additional vessels that we acquire or take delivery of in the spot market.  As a result, our financial performance may be significantly affected by conditions in the LNG spot market and only our vessels that operate under fixed-rate time charters (if any) may, during the period such vessels operate under such time charters, provide a fixed source of revenue to us.
Historically, the LNG market has been volatile as a result of the many conditions and factors that can affect the price, supply of and demand for LNG capacity. Weak global economic trends may further reduce demand for transportation of LNG cargoes over longer distances, which may materially affect our revenues, profitability and cash flows. The spot charter market may fluctuate significantly based upon supply of and demand of vessels and cargoes. The successful operation of our vessels in the competitive spot charter market depends upon, among other things, obtaining profitable spot charters and minimizing, to the extent possible, time spent waiting for charters and time spent traveling unladen to pick up cargo. The spot market is volatile, and, in the past, there have been periods when spot rates have declined below the operating cost of vessels. If future spot charter rates decline, then we may be unable to operate our vessels trading in the spot market profitably, or meet our obligations, including payments on indebtedness. Furthermore, as charter rates for spot charters are fixed for a single voyage, which may last up to several weeks during periods in which spot charter rates are rising, we will generally experience delays in realizing the benefits from such increases.
We may not be able to obtain debt financing on acceptable terms, which may negatively impact our business.
The ability to obtain money from the credit markets has become more difficult as many lenders have increased interest rates, enacted tighter lending standards, refused to refinance existing debt at all or on terms similar to current debt and reduced, and in some cases ceased, to provide funding to borrowers. Due to these factors, we cannot be certain that financing will be available if needed and to the extent required, on acceptable terms. If financing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our obligations as they come due or we may be unable to enhance our existing business, complete additional vessel acquisitions or otherwise take advantage of business opportunities as they arise.
Risks involved with operating ocean-going vessels could affect our business and reputation, which could have a material adverse effect on our results of operations and financial condition.
The operation of an ocean-going vessel carries inherent risks. These risks include the possibility of:
•	a marine disaster,
•	terrorism,

•	environmental accidents,
•	cargo and property losses and damage, and
•	business interruptions caused by mechanical failure, human error, war, terrorism, piracy, political action in various countries, labor strikes, or adverse weather conditions.
Any of these circumstances or events could increase our costs or lower our revenues. The involvement of our vessels in an environmental disaster may harm our reputation as a safe and reliable LNG operator.
World events could affect our operations and financial results.
Past terrorist attacks, as well as the threat of future terrorist attacks around the world, continue to cause uncertainty in the world's financial markets and may affect our business, operating results and financial condition. Moreover, we operate in a sector of the economy that is likely to be adversely impacted by the effects of political conflicts, including geopolitical events and other international hostilities. Further, continuing conflicts, instability and other recent developments in the Middle East and elsewhere, and the presence of armed forces in Iraq, Afghanistan and Syria, may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. Any of these occurrences could have a material adverse impact on our business, financial condition and results of operations.
We face risks attendant to changes in economic and regulatory conditions around the world.
We face risks attendant to changes in economic environments, changes in interest rates, instability in the banking and securities markets and trade regulation around the world, among other factors. Major market disruptions and adverse changes in market conditions and regulatory climate in China, the United States, the European Union, or the EU, and worldwide may adversely affect our business or impair our ability to borrow amounts under credit facilities or any future financial arrangements.
Additionally, a further economic slowdown in the Asia-Pacific region, especially in China, could negatively affect global economic markets and the market for LNG shipping. Chinese LNG imports have accounted for the majority of global LNG transportation growth annually over the last years, with recent demand growth driven by stronger LNG imports to China. Before the global economic financial crisis that began in 2008, China had one of the world's fastest growing economies in terms of gross domestic product, or GDP, which had a significant impact on shipping demand. Although the growth rate of China's GDP for the year ended December 31, 2018, was 6.6%, down from a growth rate of 6.9% for the year ended December 31, 2017, it still remains well below pre-2008 levels. China and other countries in the Asia Pacific region may continue to experience slowed or even negative economic growth in the future. Our financial condition and results of operations, as well as our future prospects, would likely be hindered by a continuing or worsening economic downturn in any of these countries or geographic regions.
Over the past several years, the credit markets in the United States and Europe have remained contracted, deleveraged and less liquid, and the U.S. federal and state governments and European authorities have implemented governmental action and/or new regulation of the financial markets and may implement additional regulations in the future. Global financial markets have been, and continue to be, disrupted and volatile. Potential adverse developments in the outlook for the United States or European countries, or market perceptions concerning these and related issues, could reduce the overall demand for LNG cargoes and for our service, which could negatively affect our financial position, results of operations and cash flow.
Further, governments may turn to trade barriers to protect their domestic industries against foreign imports, thereby depressing shipping demand. In particular, leaders in the United States have indicated the United States may seek to implement more protective trade measures. President Trump was elected on a platform promoting trade protectionism. The results of the presidential election have thus created significant uncertainty about the future relationship between the United States, China and other exporting countries, including with respect to trade policies, treaties, government regulations and tariffs. For example, on January 23, 2017, President Trump signed an executive order withdrawing the United States from the Trans-Pacific Partnership, a global trade agreement intended to include the United States, Canada, Mexico, Peru and a number of Asian countries. In March 2018, President Trump announced tariffs on imported steel and aluminum into the United States that could have a negative impact on international trade generally. Protectionist developments, or the perception they may occur, may have a material adverse effect on global economic conditions, and may significantly reduce global trade.

While global economic conditions have generally improved, renewed adverse and developing economic and governmental factors, together with the concurrent volatility in charter rates and vessel values, may have a material adverse effect on our results of operations, financial condition and cash flows and could cause the price of our ordinary shares to decline. An extended period of deterioration in the outlook for the world economy could reduce the overall demand for our services and could also adversely affect our ability to obtain financing on acceptable terms or at all.
Changes in the economic and political environment in China and policies adopted by the government to regulate its economy may have a material adverse effect on our business, financial condition and results of operations.
The Chinese economy differs from the economies of western countries in such respects as structure, government involvement, level of development, growth rate, capital reinvestment, allocation of resources, bank regulation, currency and monetary policy, rate of inflation and balance of payments position. Prior to 1978, the Chinese economy was a "planned economy." Since 1978, increasing emphasis has been placed on the utilization of market forces in the development of the Chinese economy. Annual and five-year state plans are adopted by the Chinese government in connection with the development of the economy. Although state-owned enterprises still account for a substantial portion of the Chinese industrial output, in general, the Chinese government is reducing the level of direct control that it exercises over the economy through State Plans and other measures. There is an increasing level of freedom and autonomy in areas such as allocation of resources, production, pricing and management and a gradual shift in emphasis to a "market economy" and enterprise reform. Limited price reforms were undertaken with the result that prices for certain commodities are principally determined by market forces. In addition, economic reforms may include reforms to the banking and credit sector and may produce a shift away from the export-driven growth model that has characterized the Chinese economy over the past few decades. Many of the reforms are unprecedented or experimental and may be subject to revision, change or abolition based upon the outcome of such experiments. The level of imports to and exports from China could be adversely affected by the failure to continue market reforms or changes to existing pro-export economic policies. The level of imports to and exports from China may also be adversely affected by changes in political, economic and social conditions (including a slowing of economic growth) or other relevant policies of the Chinese government, such as changes in laws, regulations or export and import restrictions, internal political instability, changes in currency policies, changes in trade policies and territorial or trade disputes. A decrease in the level of imports to China could adversely affect our business, operating results and financial condition.
While we do not currently, we may conduct a substantial amount of business in China. The legal system in China has inherent uncertainties that could have a material adverse effect on our business, financial condition and results of operations.
The Chinese legal system is based on written statutes and their legal interpretation by the Standing Committee of the National People's Congress. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, the Chinese government has been developing a comprehensive system of commercial laws, and considerable progress has been made in introducing laws and regulations dealing with economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade. However, because these laws and regulations are relatively new, there is a general lack of internal guidelines or authoritative interpretive guidance and because of the limited number of published cases and their non-binding nature, interpretation and enforcement of these laws and regulations involve uncertainties. Changes in laws and regulations, including with regards to tax matters, and their implementation by local authorities could affect our vessels that could be chartered to Chinese customers or that call to Chinese ports and could have a material adverse effect on our business, results of operations and financial condition.
Acts of piracy on ocean-going vessels could adversely affect our business.
Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Indian Ocean and in the Gulf of Aden off the coast of Somalia. Sea piracy incidents continue to occur, increasingly on the West Coast of Africa. In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping. The perception that our vessels are potential piracy or terrorist targets could have a material adverse impact on our business, financial condition and results of operations.

Further, if these piracy attacks occur in regions in which our vessels are deployed that insurers characterize as "war risk" zones or by the Joint War Committee as "war and strikes" listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain, if available at all. In addition, crew costs, including costs that may be incurred to the extent we employ on-board security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability of insurance for our vessels, could have a material adverse impact on our business, results of operations, cash flows, financial condition and may result in loss of revenues, increased costs and decreased cash flows to our customers, which could impair their ability to make payments to us under our charters.
Our vessels may call on ports located in countries that are subject to restrictions imposed by the U.S. or other governments, which could adversely affect our reputation and the market for our ordinary shares.
While none of our vessels have called on ports in violation of U.S. sanctions and we intend to comply with all applicable sanctions and embargo laws and regulations, our vessels may call on ports located in countries subject to sanctions and embargos from time to time on charterers' instructions in the future, and there can be no assurance that we will maintain such compliance, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. The sanctions and embargo laws and regulations of the United States and other applicable jurisdictions vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time.  The European Union and other countries also impose sanctions that apply to natural and legal persons falling within the jurisdictional scope of the respective sanctions regime.  These other sanctions regimes vary in their scope and, like U.S. sanctions, may be amended or strengthened over time.
Current or future counterparties of ours may be affiliated with persons or entities that are or may be in the future the subject of sanctions imposed by the U.S. administration, the EU, and/or other international bodies as a result of, among other things, the snap-back of Iran-related sanctions and sanctions related to the annexation of Crimea by Russia in March 2014. If we determine that such sanctions require us to terminate existing or future contracts to which we or our subsidiaries are party or if we are found to be in violation of such applicable sanctions, our results of operations may be adversely affected or we may suffer reputational harm. Currently, we do not believe that any of our existing counterparties are affiliated with persons or entities that are subject to such sanctions.
Although we believe that we have been in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we or our charterers will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines, penalties or other sanctions that could severely impact our ability to access U.S. and other capital markets and conduct our business, and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us. In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with countries identified by the U.S. government as state sponsors of terrorism. The determination by these investors not to invest in, or to divest from, our ordinary shares may adversely affect the price at which our ordinary shares trade. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. In addition, our reputation and the market for our securities may be adversely affected if we engage in certain other activities, such as entering into charters with individuals or entities in countries subject to U.S. sanctions and embargo laws that are not controlled by the governments of those countries, or engaging in operations associated with those countries pursuant to contracts with third parties that are unrelated to those countries or entities controlled by their governments. Investor perception of the value of our ordinary shares may be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

Compliance with safety and other vessel requirements imposed by classification societies may be costly and could reduce our net cash flows and net income.
The hull and machinery of every commercial vessel must be certified as being "in class" by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the Safety of Life at Sea Convention.
A vessel must undergo annual surveys, intermediate surveys, dry-dockings and special surveys. In lieu of a special survey, a vessel's machinery may be placed on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. We expect our vessels to be on special survey cycles for hull inspection and continuous survey cycles for machinery inspection.
Every vessel is also required to be dry-docked every five years for inspection of the underwater parts of the vessel. If any vessel does not maintain its class and/or fails any annual survey, intermediate survey, dry-docking or special survey, the vessel will be unable to carry cargo between ports and will be unemployable and uninsurable which could cause us to be in violation of certain covenants in our loan agreements. Any such inability to carry cargo or be employed, or any such violation of covenants, could have a material adverse impact on our financial condition and results of operations.
Compliance with the above requirements may result in significant expense. If any vessel does not maintain its class or fails any annual, intermediate or special survey, the vessel will be unable to trade between ports and will be unemployable, which could have a material adverse effect on our business, results of operations, cash flows and financial condition.
The LNG shipping industry is subject to substantial environmental and other regulations, which may significantly limit our operations or increase our expenses.
The LNG shipping industry is subject to substantial environmental and other regulations, which may significantly limit our operations or increase our expenses.
Our operations are materially affected by extensive and changing international, national, state and local environmental laws, regulations, treaties, conventions and standards which are in force in international waters, or in the jurisdictional waters of the countries in which our ships operate and in the countries in which our ships are registered. These requirements include those relating to equipping and operating ships, providing security and minimizing or addressing impacts on the environment from ship operations. We may incur substantial costs in complying with these requirements, including costs for ship modifications and changes in operating procedures. We also could incur substantial costs, including clean-up costs, civil and criminal penalties and sanctions, the suspension or termination of operations and third-party claims as a result of violations of, or liabilities under, such laws and regulations.
In addition, these requirements can affect the resale value or useful lives of our ships, require a reduction in cargo capacity, necessitate ship modifications or operational changes or restrictions or lead to decreased availability of insurance coverage for environmental matters. They could further result in the denial of access to certain jurisdictional waters or ports or detention in certain ports. We are required to obtain governmental approvals and permits to operate our ships. Delays in obtaining such governmental approvals may increase our expenses, and the terms and conditions of such approvals could materially and adversely affect our operations.
 Additional laws and regulations may be adopted that could limit our ability to do business or increase our operating costs, which could materially and adversely affect our business. For example, new or amended legislation relating to ship recycling, sewage systems, emission control (including emissions of greenhouse gases and other pollutants) as well as ballast water treatment and ballast water handling may be adopted. The United States has recently enacted ballast water management system legislation and regulations that require more stringent controls of air and water emissions from ocean-going ships. Such legislation or regulations may require additional capital expenditures or operating expenses (such as increased costs for low-sulfur fuel) in order for us to maintain our ships' compliance with international and/or national regulations. We also may become subject to additional laws and regulations if we enter new markets or trades.

We also believe that the heightened environmental, quality and security concerns of insurance underwriters, regulators and charterers will generally lead to additional regulatory requirements, including enhanced risk assessment and security requirements, as well as greater inspection and safety requirements on all LNG carriers in the marine transportation market. These requirements are likely to add incremental costs to our operations, and the failure to comply with these requirements may affect the ability of our ships to obtain and, possibly, recover from, insurance policies or to obtain the required certificates for entry into the different ports where we operate.
Some environmental laws and regulations, such as the U.S. Oil Pollution Act of 1990, or "OPA", provide for potentially unlimited joint, several and strict liability for owners, operators and demise or bareboat charterers for oil pollution and related damages. OPA applies to discharges of any oil from a ship in U.S. waters, including discharges of fuel and lubricants from an LNG carrier, even if the ships do not carry oil as cargo. In addition, many states in the United States bordering a navigable waterway have enacted legislation providing for potentially unlimited strict liability without regard to fault for the discharge of pollutants within their waters. We also are subject to other laws and conventions outside the United States that provide for an owner or operator of LNG carriers to bear strict liability for pollution, such as the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended by different Protocols in 1976, 1984, and 1992, and amended in 2000, or the CLC.
Some of these laws and conventions, including OPA and the CLC, may include limitations on liability. However, the limitations may not be applicable in certain circumstances, such as where a spill is caused by a ship owner's or operator's intentional or reckless conduct. These limitations are also subject to periodic updates and may otherwise be amended in the future.
Compliance with OPA and other environmental laws and regulations also may result in ship owners and operators incurring increased costs for additional maintenance and inspection requirements, the development of contingency arrangements for potential spills, obtaining mandated insurance coverage and meeting financial responsibility requirements.
Climate change and greenhouse gas restrictions may adversely impact our operations and markets.
Due to concern over the risk of climate change, a number of countries and the International Maritime Organization, or the IMO, have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions. These regulatory measures may include, among others, adoption of cap and trade regimes, carbon taxes, increased efficiency standards and incentives or mandates for renewable energy. In addition, although the emissions of greenhouse gases from international shipping currently are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, or the Paris Agreement, a new treaty may be adopted in the future that includes restrictions on shipping emissions. Compliance with changes in laws, regulations and obligations relating to climate change could increase our costs related to operating and maintaining our vessels and require us to install new emission controls, acquire allowances or pay taxes related to our greenhouse gas emissions or administer and manage a greenhouse gas emissions program. Revenue generation and strategic growth opportunities may also be adversely affected.
Adverse effects upon the oil and gas production industry relating to climate change, including growing public concern about the environmental impact of climate change, may also adversely affect demand for our services. For example, increased regulation of greenhouse gases or other concerns relating to climate change may reduce the demand for oil and gas in the future or create greater incentives for use of alternative energy sources. Therefore, any long-term material adverse effect on the oil and gas production industry could have significant financial and operational adverse impacts on our business that we cannot predict with certainty at this time.
If we fail to comply with international safety regulations, we may be subject to increased liability, which may adversely affect our insurance coverage and may result in a denial of access to, or detention in, certain ports.
The operation of our vessels is affected by the requirements set forth in the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, or the ISM Code. The ISM Code requires shipowners, ship managers and bareboat charterers to develop and maintain an extensive "Safety Management System" that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. If we fail to comply with the ISM Code, we may be subject to increased liability, or may invalidate existing insurance or decrease available insurance coverage for our affected vessels, and such failure may result in a denial of access to, or detention in, certain ports.
Regulations relating to ballast water discharge coming into effect during September 2019 may adversely affect our revenues and profitability.
The IMO has imposed updated guidelines for ballast water management systems specifying the maximum amount of viable organisms allowed to be discharged from a vessel's ballast water.  Depending on the date of the International Oil Pollution Prevention, or IOPP renewal survey, existing vessels constructed before September 8, 2017 must comply with the updated D-2 standard on or after September 8, 2019.  For most vessels, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms.  Ships constructed on or after September 8, 2017 are to comply with the D-2 standards on or after September 8, 2017.  All our vessels comply with the updated guideline.
Furthermore, United States regulations are currently changing.  Although the 2013 Vessel General Permit, or VGP, program and U.S. National Invasive Species Act, or NISA, are currently in effect to regulate ballast discharge, exchange and installation, the Vessel Incidental Discharge Act, or VIDA, which was signed into law on December 4, 2018, requires that the U.S. Coast Guard develop implementation, compliance, and enforcement regulations regarding ballast water within two years.  The new regulations could require the installation of new equipment, which may cause us to incur substantial costs.

Maritime claimants could arrest one or more of our vessels, which could interrupt our cash flow.
Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lien holder may enforce its lien by "arresting" or "attaching" a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could result in a significant loss of earnings for the related off-hire period. In addition, in jurisdictions where the "sister ship" theory of liability applies, such as South Africa, a claimant may arrest the vessel that is subject to the claimant's maritime lien and any "associated" vessel, which is any vessel owned or controlled by the same owner. In countries with "sister ship" liability laws, claims might be asserted against us or any of our vessels for liabilities of other vessels that we own.
The smuggling of drugs or other contraband onto our vessels may lead to governmental claims against us.
Our vessels may call in ports where smugglers attempt to hide drugs and other contraband on vessels, with or without the knowledge of crew members. To the extent our vessels are found with contraband, whether inside or attached to the hull of our vessel and whether with or without the knowledge of any of our crew, we may face governmental or other regulatory claims or restrictions which could have an adverse effect on our business, financial condition, results of operations and cash flows.
Governments could requisition our vessels during a period of war or emergency resulting in a loss of earnings.
A government of a vessel's registry could requisition for title or seize one or more of our vessels. Requisition for title occurs when a government takes control of a vessel and becomes the owner. A government could also requisition one or more of our vessels for hire. Requisition for hire occurs when a government takes control of a vessel and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Government requisition of one or more of our vessels could have a material adverse effect on our business, results of operations, cash flows and financial condition.
Risks Related to Our Business
The fair market values of our vessels may decline, which could limit the amount of funds that we can borrow, cause us to breach certain financial covenants in our credit facilities, or result in an impairment charge, and cause us to incur a loss if we sell vessels following a decline in their market value.
The fair market values of LNG vessels, including our vessels, have generally experienced high volatility and may decline in the future. The fair market value of our vessels may continue to fluctuate depending on but not limited to the following factors:
•	general economic and market conditions affecting the shipping industry;
•	competition from other shipping companies;
•	types and sizes of vessels;
•	the availability of other modes of transportations;
•	cost of newbuildings;
•	shipyard capacity;
•	governmental or other regulations;

•	age of vessels;
•	prevailing level of charter rates;
•	the need to upgrade secondhand and previously owned vessels as a result of charterer requirements; and
•	technological advances in vessel design or equipment or otherwise.
During the period a vessel is subject to a charter, we might not be permitted to sell it to take advantage of increases in vessel values without the charterer's consent. If we sell a vessel at a time when ship prices have fallen, the sale may be at less than the vessel's carrying amount in our financial statements, with the result that we could incur a loss and a reduction in earnings. The carrying values of our vessels are reviewed whenever events or changes in circumstances indicate that the carrying amount of the vessel may no longer be recoverable. We assess recoverability of the carrying value by estimating the future net cash flows expected to result from the vessel, including eventual disposal. If the future net undiscounted cash flows and the estimated fair market value of the vessel are less than the carrying value, an impairment loss is recorded equal to the difference between the vessel's carrying value and fair value. Any impairment charges incurred as a result of declines in charter rates and other market deterioration could negatively affect our business, financial condition or operating results or the trading price of our ordinary shares.
In addition, if we determine at any time that a vessel's future useful life and earnings require us to impair its value in our financial statements, this would result in a charge against our earnings and a reduction of our shareholders' equity. If the fair market values of our vessels decline, we may not be in compliance with certain covenants contained in our financing agreements, which may result in an event of default. In such circumstances, we may not be able to refinance our debt or obtain additional financing acceptable to us or at all. Further, if we are not able to comply with the covenants in our financing agreements, and are unable to remedy the relevant breach, our lenders could accelerate our debt and foreclose on our fleet.
Conversely, if vessel values are elevated at a time when we wish to acquire additional vessels, the cost of acquisition may increase and this could adversely affect our business, results of operations, cash flow and financial condition.
We may require additional capital in the future, which may not be available on favorable terms, or at all.
Depending on many factors, including market developments, our future earnings, value of our assets and expenditures for any new projects, we may need additional funds. We cannot guarantee that we will be able to obtain additional financing at all or on terms acceptable to us. If adequate funds are not available, we may have to reduce expenditures for investments in new and existing projects, which could hinder our growth, prevent us from realizing potential revenues from prior investments and have a negative impact on our cash flows and results of operations.
We are highly leveraged, which could significantly limit our ability to execute our business strategy and has increased the risk of default under our debt obligations.
As of December 31, 2018, we had approximately $455.0 million of net outstanding long-term indebtedness under our credit facilities. We cannot assure you that we will be able to generate cash flow in amounts that is sufficient to satisfy these obligations. If we are not able to satisfy these obligations, we may have to undertake alternative financing plans or sell our assets. In addition, debt service payments under our financing agreements may limit funds otherwise available for working capital, capital expenditures, payment of cash distributions and other purposes. If we are unable to meet our debt obligations, or if we otherwise default under our financing agreements, our lenders could declare the debt, together with accrued interest and fees, to be immediately due and payable and foreclose on our fleet, which could result in the acceleration of other indebtedness that we may have at such time and the commencement of similar foreclosure proceedings by other lenders.
Our financing agreements impose operating and financial restrictions on us that limit our ability or the ability of our subsidiaries party thereto, as applicable, to:

•	pay dividends and make capital expenditures;
•	incur additional indebtedness, including the issuance of guarantees;
•	create liens on our assets;
•	change the flag, class or management of our vessels or terminate or materially amend the management agreement relating to each vessel;
•	sell our vessels;
•	merge or consolidate with, or transfer all or substantially all our assets to, another person; or
•	enter into a new line of business.
In addition, our financing agreements, which are secured by liens on our vessels, contain various financial covenants. Among those covenants are requirements that relate to our financial position, operating performance and liquidity. For example, there are financial covenants that require us to maintain (i) an equity ratio fixing a minimum value of book equity, (ii) minimum levels of free cash, (iii) positive working capital, and (iv) a minimum value, or loan-to-value, covenant, which could require us to post collateral or prepay a portion of the outstanding borrowings should the value of the vessels securing borrowings decrease below a required level. Some of our financing agreements also include financial covenants at the subsidiary level, requiring the relevant subsidiary to maintain (i) minimum levels of free cash and (ii) positive working capital.
The market value of LNG vessels is likewise sensitive to, among other things, changes in the LNG market, with vessel values deteriorating in times when LNG rates are falling or anticipated to fall and improving when charter rates are rising or anticipated to rise. Such conditions may result in us not being in compliance with the covenants under our financing agreements. In such a situation, unless our lenders are willing to provide further waivers of covenant compliance or modifications to our covenants, or would be willing to refinance our indebtedness, we may have to sell vessels in our fleet and/or seek to raise additional capital in the equity markets in order to comply with the covenants under our financing agreements. Furthermore, if the value of our vessels deteriorates significantly, we may have to record an impairment adjustment in our financial statements, which would adversely affect our financial results and further hinder our ability to raise capital. The fair market values of our vessels may decline, which could limit the amount of funds that we can borrow, cause us to breach certain financial covenants in our financing agreements, or result in an impairment charge, and cause us to incur a loss if we sell vessels following a decline in their market value.
If we are not in compliance with our covenants and are not able to obtain covenant waivers or modifications, our lenders could require us to post additional collateral, enhance our equity and liquidity, increase our interest payments, pay down our indebtedness to a level where we are in compliance with the covenants under our financing agreements, sell vessels in our fleet, or they could accelerate our indebtedness, any of which would impair our ability to continue to conduct our business. If our indebtedness is accelerated, we might not be able to refinance our debt or obtain additional financing and could lose our vessels if our lenders foreclose on their liens. In addition, if we find it necessary to sell our vessels at a time when vessel prices are low, we will recognize losses and a reduction in our earnings, which could affect our ability to raise additional capital necessary for us to comply with our loan agreements.
Our operating fleet consists of four LNG vessels from which we derive all of our revenue and cash flow. Any limitation in the availability or operation of these vessels could have a material adverse effect on our business, results of operations and financial condition.
Our operating fleet consists of four LNG carriers, while nine vessels are currently under construction. Although some of our time charter agreements have fixed terms, they may be terminated early due to certain events, such as a charterer's failure to make charter payments to us because of financial inability, disagreements with us or otherwise. The ability of each of our counterparties to perform its obligations under a charter with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the LNG shipping industry, prevailing prices for natural gas and the overall financial condition of the counterparty. Should a counterparty fail to honor its obligations under an agreement with us, we may be unable to realize revenue under that charter and could sustain losses, which could have a material adverse effect on our business, financial condition, results of operations and ability to pay dividends to our shareholders.

If any of our vessels are unable to generate revenues as a result of off-hire time, early termination of the applicable time charter or otherwise, our business, and results of operations financial condition could be materially adversely affected.
We may be unable to successfully compete with other vessel operators for charters, which could adversely affect our results of operations and financial position.
The operation of LNG vessels and transportation of LNG cargoes is extremely competitive. Competition for the transportation of LNG cargoes by sea is intense and depends on price, location, size, age, condition and the acceptability of the vessel and its operators to the charterers. Through our operating subsidiaries, we compete with other vessel owners, and, to a lesser extent, owners of other size vessels. The LNG market is highly fragmented. Due in part to the highly fragmented market, competitors with greater resources could enter the LNG shipping industry and operate larger fleets through consolidations or acquisitions and may be able to offer lower charter rates than we are able to offer. Although we believe that no single competitor has a dominant position in the markets in which we compete, we are aware that certain competitors may be able to devote greater financial and other resources to their activities than we can, resulting in a significant competitive threat to us. As a result, we cannot assure you that we will be successful in finding continued timely employment of our existing vessels.
Our results of operations are subject to seasonal fluctuations, which may adversely affect our financial condition.
We operate our LNG vessels in markets that have historically exhibited seasonal variations in demand and, as a result, in charter hire rates. The LNG sector is typically stronger in the fall and winter months in anticipation of increased consumption of LNG in the northern hemisphere. In addition, unpredictable weather patterns in these months tend to disrupt vessel scheduling and supplies of certain commodities. This seasonality may result in quarter-to-quarter volatility in our revenues and operating results, which could affect our ability to pay dividends, if any, in the future.
A drop in spot charter rates may provide an incentive for some charterers to default on their charters.
When we enter into a time charter or bareboat charter, charter rates under that charter may be fixed for the term of the charter. If the spot charter rates or short-term time charter rates in the LNG shipping industry become significantly lower than the time charter equivalent rates that some of our charterers are obligated to pay us under our existing charters, the charterers may have incentive to default under that charter or attempt to renegotiate the charter. If our charterers fail to pay their obligations, we would have to attempt to re-charter our vessels at lower charter rates, which would affect our ability to comply with the covenants under our financing agreements and operate our vessels profitably. If we are not able to comply with the covenants under our financing agreements and our lenders choose to accelerate our indebtedness and foreclose their liens, we could be required to sell vessels in our fleet and our ability to continue to conduct our business would be impaired.
Our fixed rate time charters may limit our ability to benefit from any improvement in charter rates, and at the same time, our revenues may be adversely affected if we do not successfully employ our vessels on the expiration of our charters.
Fixed rate time charters generally provide more reliable revenues, they also limit the portion of our fleet available for spot market voyages during an upswing in the LNG industry cycle, when spot market voyages might be more profitable. By the same token, we cannot assure you that we will be able to successfully employ our vessels in the future or renew our existing charters at rates sufficient to allow us to operate our business profitably or meet our obligations. A decline in charter or spot rates or a failure to successfully charter our vessels could have a material adverse effect on our business, financial condition and results of operations.

We are subject to certain risks with respect to our counterparties on contracts, and failure of such counterparties to meet their obligations could cause us to suffer losses or otherwise adversely affect our business.
We have entered, and may enter in the future, into various contracts, including charter parties with our customers, financing agreements with our lenders (including lease financing agreements), vessel management agreements, newbuilding contracts, vessel acquisition agreements and other agreements with other entities, which subject us to counterparty risks. The ability of each of the counterparties to perform its obligations under a contract with us or contracts entered into on our behalf will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the shipping sector, the overall financial condition of the counterparty, charter rates received for our vessels and the supply and demand for commodities. Should a counterparty fail to honor its obligations under any such contract, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows.
Charterers are sensitive to the commodity markets and may be impacted by market forces affecting commodities. In addition, in depressed market conditions, charterers may have incentive to renegotiate their charters or default on their obligations under charters. Should a charterer in the future fail to honor its obligations under agreements with us, it may be difficult to secure substitute employment for such vessel, and any new charter arrangements we secure on the spot market or on charters may be at lower rates, depending on the then existing charter rate levels, compared to the rates currently being charged for our vessels. In addition, if the charterer of a vessel in our fleet that is used as collateral under one or more of our financing agreements defaults on its charter obligations to us, such default may constitute an event of default under the relevant financing agreement, which may allow the lenders to exercise remedies under the financing agreement. If our charterers fail to meet their obligations to us or attempt to renegotiate our charter agreements, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations, cash flows and compliance with covenants in our financing agreements.
Newbuilding projects are subject to risks that could cause delays, cost overruns or cancellation of the agreements with the shipyards or our agreements to acquire the newbuildings from related entities.
As of the date of this registration statement, we have agreed to acquire from entities related to Geveran Trading Co. Limited, or Geveran, our major shareholder, nine newbuilding LNG vessels that are currently under construction at Daewoo Shipbuilding and Marine Engineering Co. Ltd., or DSME, and Hyundai Samho Heavy Industries Co. Ltd., or HSHI, for an aggregate purchase price of $1,646 million, of which we have paid $421.0 million and the remaining $1,225 million is due on delivery. These Newbuilding Vessels (defined in "Item 4. Information on the Company – A. History and Development of the Company") are expected to be delivered to us between the second quarter of 2019 and the second quarter of 2021. While we have available borrowings of $270 million under our $270 Million Revolving Credit Facility (defined in "Item 4. Information on the Company – A. History and Development of the Company – Share Issuances and Financing Transactions"), and have secured financing, subject to the satisfaction of customary closing conditions, for part of the remaining purchase price relating to the Newbuilding Vessels, Flex Constellation and Flex Courageous, under our $250 Million Credit Facility (defined in "Item 4. Information on the Company – A. History and Development of the Company – Share Issuances and Financing Transactions"), we are currently in the process of arranging financing to fund the balance of the purchase price for the remaining Newbuilding Vessels in our Fleet. We can provide no assurances that we will be able to secure such financing on terms acceptable to us or at all. If we default under the agreements to acquire newbuildings with the sellers we may be subject to legal claims for the unpaid amounts we are obligated to pay and we may not take delivery of the applicable Newbuilding Vessels. In addition, if the sellers default under their agreements with the shipyards, we may be unable to take delivery of some or all of the Newbuilding Vessels and we may lose all or part of the purchase price that we have already paid. Construction projects are subject to risks of delay or cost overruns inherent in any large construction project from numerous factors, including shortages of equipment, materials or skilled labor, unscheduled delays in the delivery of ordered materials and equipment or shipyard construction, failure of equipment to meet quality and/or performance standards, financial or operating difficulties experienced by equipment vendors or the shipyard, unanticipated actual or purported change orders, inability to obtain required permits or approvals, unanticipated cost increases between order and delivery, design or engineering changes and work stoppages and other labor disputes, adverse weather conditions or any other events of force majeure. Significant cost overruns or delays could adversely affect our financial position, results of operations and cash flows. Additionally, failure to complete a project on time may result in the delay of revenue from that vessel.

In addition, in the event the shipyards or the sellers do not perform under the respective contracts and we are unable to enforce the corporate refund guarantees for any reason, we may lose all or part of our investment, which would have an adverse effect on our results of operations, financial condition and cash flows.
Our ability to obtain additional debt financing may be dependent on the performance of our then existing charterers and their creditworthiness.
The actual or perceived credit quality of our charterers, and any defaults by them, may materially affect our ability to obtain the additional capital resources required to purchase additional vessels or may significantly increase our costs of obtaining such capital. Our inability to obtain additional financing at anticipated costs or at all may materially affect our results of operations and our ability to implement our business strategy.
Our financing arrangements have floating interest rates, which could negatively affect our financial performance as a result of interest rate fluctuations.
As certain of our current financing agreements have, and our future financing arrangements may have, floating interest rates, typically based on USD London Interbank Offered Rate, or LIBOR, movements in interest rates could negatively affect our financial performance. Furthermore, historically interest in most financing agreements in our industry has been based on published LIBOR rates. Recently, however, there is uncertainty relating to the LIBOR calculation process which may result in the phasing out of LIBOR in the future, and lenders have insisted on provisions that entitle the lenders, in their discretion, to replace published LIBOR as the base for the interest calculation with their cost-of-funds rate. If we are also required to agree to such a provision in future financing agreements, our lending costs could increase significantly, which would have an adverse effect on our profitability, earnings and cash flow.
In order to manage our exposure to interest rate fluctuations, we may from time to time use interest rate derivatives to effectively fix some of our floating rate debt obligations. No assurance can however be given that the use of these derivative instruments, if any, may effectively protect us from adverse interest rate movements. The use of interest rate derivatives may affect our results through mark to market valuation of these derivatives. Also, adverse movements in interest rate derivatives may require us to post cash as collateral, which may impact our free cash position.
Geveran may be able to exercise significant influence over us and may have conflicts of interest with our other shareholders.
As of the date of this registration statement, Geveran, a Cyprus-based company indirectly controlled by trusts established by Mr. John Fredriksen for the benefit of his immediate family, and certain of its related entities, may be deemed to beneficially own approximately 44.6% of our issued and outstanding shares. For so long as Geveran owns a significant percentage of our issued and outstanding shares, it may be able to exercise significant influence over us and will be able to strongly influence the outcome of shareholder votes on other matters, including the adoption or amendment of provisions in our Memorandum of Continuance or Bye-Laws and approval of possible mergers, amalgamations, control transactions and other significant corporate transactions. This concentration of ownership may have the effect of delaying, deferring or preventing a change in control, merger, amalgamations, consolidation, takeover or other business combination. This concentration of ownership could also discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which could in turn have an adverse effect on the market price of our ordinary shares. Geveran may not necessarily act in accordance with the best interests of other shareholders. The interests of Geveran may not coincide with the interests of other holders of our ordinary shares. To the extent that conflicts of interest may arise, Geveran may vote in a manner adverse to us or to you or other holders of our securities.
Certain of our directors, executive officers and major shareholders may have interests that are different from the interests of our other shareholders.
Certain of our directors, executive officers and major shareholders may have interests that are different from, or are in addition to, the interests of our other shareholders. In particular, Geveran, a Cyprus-based company indirectly controlled by trusts established by Mr. John Fredriksen for the benefit of his immediate family, and certain of its related entities, may be deemed to beneficially own approximately 44.6% of our issued and outstanding ordinary shares.
In addition, certain of our directors, including Mr. Lorentzon and Mr. Hermansen, also serve on the boards of one or more entities in which Geveran or entities related to Geveran are major shareholders, including but not limited to, Golden Ocean Group Limited (NASDAQ:GOGL), Frontline Ltd. (NYSE:FRO), and Avance Gas Holding Ltd. (OSE:AVANCE). There may be real or apparent conflicts of interest with respect to matters affecting Geveran or entities related to Geveran that in certain circumstances may be adverse to our interests.
To the extent that we do business with or compete with Geveran or entities related to Geveran for business opportunities, prospects or financial resources, or participate in ventures in which Geveran or entities related to Geveran may participate, these directors and officers may face actual or apparent conflicts of interest in connection with decisions that could have different implications for us. These decisions may relate to corporate opportunities, corporate strategies, potential acquisitions of businesses, newbuilding acquisitions, inter-company agreements, the issuance or disposition of securities, the election of new or additional directors and other matters. Such potential conflicts may delay or limit the opportunities available to us, and it is possible that conflicts may be resolved in a manner adverse to us or result in agreements that are less favorable to us than terms that would be obtained in arm's-length negotiations with unaffiliated third-parties.

We may not be able to manage or implement our growth successfully.
As of the date of this registration statement, we have entered into agreements to acquire nine newbuilding LNG carriers from entities related to Geveran, our major shareholder. Subject to the covenants in our financing agreements and other contractual restrictions, our current long term intention is to grow our fleet through selective acquisitions and newbuilding of LNG tonnage. Our business plan therefore depends upon our ability to identify and acquire suitable vessels to grow our fleet in the future and successfully employ our vessels.
Growing any business by acquisition and newbuildings presents numerous risks, including undisclosed liabilities and obligations, difficulty obtaining additional qualified personnel and managing relationships with customers and suppliers. In addition, competition from other companies, many of which may have significantly greater financial resources than us, may reduce our acquisition opportunities or cause us to pay higher prices. We cannot assure you that we will be successful in executing our plans to establish and grow our business or that we will not incur significant expenses and losses in connection with these plans. Our failure to effectively identify, purchase, develop and integrate any vessels could impede our ability to establish our operations or implement our growth successfully. Our acquisition growth strategy exposes us to risks that may harm our business, financial condition and operating results, including risks that we may:
•	fail to realize anticipated benefits, such as cost savings or cash flow enhancements;
•	incur or assume unanticipated liabilities, losses or costs associated with any vessels or businesses acquired, particularly if any vessel we acquire proves not to be in good condition;
•	be unable to hire, train or retain qualified shore and seafaring personnel to manage and operate our growing business and fleet;
•	decrease our liquidity by using a significant portion of available cash or borrowing capacity to finance acquisitions;
•	significantly increase our interest expense or financial leverage if we incur debt to finance acquisitions; or
•	incur other significant charges, such as impairment of goodwill or other intangible assets, asset devaluation or restructuring charges.
New vessels may experience initial operational difficulties and unexpected incremental start-up costs.
New vessels, during their initial period of operation, have the possibility of encountering structural, mechanical and electrical problems as well as unexpected incremental start-up costs. Typically, the purchaser of a newbuilding will receive the benefit of a warranty from the shipyard for newbuildings, but we cannot assure you that any warranty we obtain will be able to resolve any problem with the vessel without additional costs to us and off-hire periods for the vessel. Upon delivery of a newbuild vessel from a shipyard, we may incur operating expenses above the incremental start-up costs typically associated with such a delivery and such expenses may include, among others, additional crew training, consumables and spares.
Operational risks and damage to our vessels could adversely impact our performance.
Our vessels and their cargoes are at risk of being damaged or lost because of events such as marine disasters, bad weather and other acts of God, business interruptions caused by mechanical failures, grounding, fire, explosions and collisions, human error, war, terrorism, piracy, labor strikes, boycotts and other circumstances or events. These hazards may result in death or injury to persons, loss of revenues or property, the payment of ransoms, environmental damage, higher insurance rates, damage to our customer relationships and market disruptions, delay or rerouting.

If our vessels suffer damage, they may need to be repaired at a dry-docking facility. The costs of dry-dock repairs are unpredictable and may be substantial. We may have to pay dry-docking costs that our insurance does not cover at all or in full. The loss of revenues while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, may adversely affect our business and financial condition. In addition, space at dry-docking facilities is sometimes limited and not all dry-docking facilities are conveniently located. We may be unable to find space at a suitable dry-docking facility or our vessels may be forced to travel to a dry-docking facility that is not conveniently located relative to our vessels' positions. The loss of earnings while these vessels are forced to wait for space or to travel to more distant dry-docking facilities may adversely affect our business and financial condition.
Further, the total loss of any of our vessels could harm our reputation as a safe and reliable vessel owner and operator. If we are unable to adequately maintain or safeguard our vessels, we may be unable to prevent any such damage, costs or loss, which could negatively impact our business, financial condition, results of operations and cash flows.
We rely on our information systems to conduct our business, and failure to protect these systems against security breaches could adversely affect our business and results of operations. Additionally, if these systems fail or become unavailable for any significant period of time, our business could be harmed.
The efficient operation of our business, including processing, transmitting and storing electronic and financial information, is dependent on computer hardware and software systems.  Information systems are vulnerable to security breaches by computer hackers and cyber terrorists.  We rely on industry accepted security measures and technology to securely maintain confidential and proprietary information maintained on our information systems.  However, these measures and technology may not adequately prevent security breaches.  In addition, the unavailability of the information systems or the failure of these systems to perform as anticipated for any reason could disrupt our business and could result in decreased performance and increased operating costs, causing our business and results of operations to suffer.  Any significant interruption or failure of our information systems or any significant breach of security could adversely affect our business and results of operations.
Increased inspection procedures, tighter import and export controls and new security regulations could increase costs and cause disruption of our business.
International shipping is subject to security and customs inspection and related procedures in countries of origin, destination and trans-shipment points. Under the U.S. Maritime Transportation Security Act of 2002, or MTSA, the United States Coast Guard, or USCG, issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States and at certain ports and facilities. These security procedures can result in delays in the loading, offloading or trans-shipment and the levying of customs duties, fines or other penalties against exporters or importers and, in some cases, carriers. Future changes to the existing security procedures may be implemented that could affect the LNG sector. These changes have the potential to impose additional financial and legal obligations on carriers and, in certain cases, to render the shipment of certain types of goods uneconomical or impractical. These additional costs could reduce the volume of goods shipped, resulting in a decreased demand for vessels and have a negative effect on our business, revenues and customer relations.
Failure to comply with the U.S. Foreign Corrupt Practices Act could result in fines, criminal penalties and an adverse effect on our business.
We may operate in a number of countries throughout the world, including countries known to have a reputation for corruption. We are committed to doing business in accordance with applicable anti-corruption laws and will adopt a code of business conduct and ethics consistent and in compliance with the U.S. Foreign Corrupt Practices Act of 1977, or U.S Foreign Corrupt Practices Act, and other anti-bribery legislation. We are subject, however, to the risk that we, our affiliated entities or our or their respective officers, directors, employees and agents may take actions determined to be in violation of such anti-corruption laws, including the U.S. Foreign Corrupt Practices Act. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, curtailment of operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management.

We may be subject to litigation that, if not resolved in our favor and not sufficiently insured against, could have a material adverse effect on us.
We may be, from time to time, involved in various litigation matters. These matters may include, among other things, contract disputes, shareholder litigation, personal injury claims, environmental claims or proceedings, asbestos and other toxic tort claims, employment matters, governmental claims for taxes or duties, and other litigation that arises in the ordinary course of our business. Although we intend to defend these matters vigorously, we cannot predict with certainty the outcome or effect of any claim or other litigation matter, and the ultimate outcome of any litigation or the potential costs to resolve them may have a material adverse effect on us. Insurance may not be applicable or sufficient in all cases and/or insurers may not remain solvent which may have a material adverse effect on our financial condition.
If we do not set aside funds and are unable to borrow or raise funds for vessel replacement at the end of a vessel's useful life, our revenue will decline, which would adversely affect our business, results of operations and financial condition.
If we do not set aside funds and are unable to borrow or raise funds for vessel replacement, we will be unable to replace the vessels in our fleet upon the expiration of their remaining useful lives. Our cash flows and income are dependent on the revenues earned by the chartering of our vessels. If we are unable to replace the vessels in our fleet upon the expiration of their useful lives, our business, results of operations and financial condition would be adversely affected. Any funds set aside for vessel replacement will not be available for cash distributions.
We may not have adequate insurance to compensate us if our vessels are damaged or lost.
In the event of a casualty to a vessel or other catastrophic event, we rely on our insurance to pay the insured value of the vessel or the damages incurred. We procure insurance for our fleet against those risks that we believe companies in the shipping industry commonly insure. These insurances include hull and machinery insurance, protection and indemnity insurance, which include environmental damage and pollution insurance coverage, and war risk insurance. We can give no assurance that we will be adequately insured against all risks and we cannot guarantee that any particular claim will be paid, even if we have previously recorded a receivable or revenue in respect of such claim. Our insurance policies may contain deductibles for which we will be responsible and limitations and exclusions, which may increase our costs or lower our revenues.
We cannot assure you that we will be able to obtain adequate insurance coverage for our vessels in the future or renew our existing policies on the same or commercially reasonable terms, or at all. For example, more stringent environmental regulations have in the past led to increased costs for, and in the future may result in the lack of availability of, protection and indemnity insurance against risks of environmental damage or pollution. Any uninsured or underinsured loss could harm our business, results of operations, cash flows and financial condition. In addition, our insurance may be voidable by the insurers as a result of certain of our actions, such as our vessels failing to maintain certification with applicable maritime self-regulatory organizations. Further, we cannot assure you that our insurance policies will cover all losses that we incur, or that disputes over insurance claims will not arise with our insurance carriers. Any claims covered by insurance would be subject to deductibles, and since it is possible that a large number of claims may be brought, the aggregate amount of these deductibles could be material. In addition, our insurance policies may be subject to limitations and exclusions, which may increase our costs or lower our revenues, thereby possibly having a material adverse effect on our business, results of operations, cash flows and financial condition.
We may be subject to calls because we obtain some of our insurance through protection and indemnity associations.
We may be subject to increased premium payments, or calls, if the value of our claim records, the claim records of our fleet managers, and/or the claim records of other members of the protection and indemnity associations through which we receive insurance coverage for tort liability (including pollution-related liability) significantly exceed projected claims. Our payment of these calls could result in significant expense to us, which could have a material adverse effect on our business, results of operations, cash flows and financial condition. In addition, our protection and indemnity associations may not have enough resources to cover claims made against them.

We are a holding company, and depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations.
We are a holding company and our subsidiaries conduct all of our operations and own all of our operating assets. We have no significant assets other than the equity interests in our subsidiaries. Our ability to satisfy our financial obligations in the future depends on our subsidiaries and their ability to distribute funds to us. If we are unable to obtain funds from our subsidiaries, we may not be able to satisfy our financial obligations.
We are an "emerging growth company", and we cannot be certain that the reduced disclosure and other requirements applicable to emerging growth companies will make our ordinary shares less attractive to investors.
We are an "emerging growth company", as defined in the Jumpstart Our Business Startups Act, or "JOBS Act", and we may take advantage of certain exemptions from various reporting and other requirements that are applicable to other public companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act.  Investors may find our ordinary shares and the price of our ordinary shares less attractive because we rely, or may rely, on these exemptions. If some investors find our ordinary shares less attractive as a result, there may be a less active trading market for our ordinary shares and the price of our ordinary shares may be more volatile.
In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to "opt out" of such extended transition period, and as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.
We could remain an emerging growth company until the last day of the fiscal year following the fifth anniversary of the date we first sell our common equity securities pursuant to an effective registration statement under the Securities Act, although a variety of circumstances could cause us to lose that status earlier. For as long as we take advantage of the reduced reporting obligations, the information that we provide to shareholders may be different from information provided by other public companies.
As a foreign private issuer, we are permitted to, and we will, follow certain home country corporate governance practices in lieu of certain requirements applicable to U.S. issuers. This may afford less protection to holders of our equity shares.
As a foreign private issuer listed on the New York Stock Exchange, or NYSE, we are permitted to follow certain home country corporate governance practices in lieu of certain NYSE requirements. A foreign private issuer must disclose in its annual reports filed with the SEC, each NYSE requirement with which it does not comply followed by a description of its applicable home country practice. As a company incorporated in Bermuda and which is listed on the NYSE, we may follow our home country practice with respect to, among other things, the composition of our Board of Directors and executive sessions. Unlike the requirements of the NYSE, the corporate governance practice and requirements in Bermuda do not require us to have the majority of our Board of Directors be independent or to hold regular executive sessions where only independent directors shall be present. These and other Bermuda home country practices may afford less protection to holders of our equity shares than would be available to the shareholders of a U.S. corporation.
If we cease to qualify as a foreign private issuer, we would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and we would incur significant additional legal, accounting and other expenses that we would not incur as a foreign private issuer.
As a foreign private issuer, we are exempt from a number of rules and regulations under the Securities Exchange Act of 1934, or the Exchange Act, applicable to U.S. domestic issuers, including the furnishing and content of proxy statements, compliance with the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act applicable to executive officers, directors and principal shareholders. We are required under the Exchange Act to file periodic reports and financial statements with the SEC as less frequently or as promptly as U.S. domestic issuers, and we are not required to disclose in our periodic reports all of the information that U.S. domestic issuers are required to disclose. If we do not qualify as a foreign private issuer, we will be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and we will incur significant additional legal, accounting and other expenses that we would not incur as a foreign private issuer.

The international nature of our operations may make the outcome of any bankruptcy proceedings difficult to predict.
We are incorporated under the laws of Bermuda and conduct operations in countries around the world. Consequently, in the event of any bankruptcy, insolvency, liquidation, dissolution, reorganization or similar proceeding involving us or any of our subsidiaries, bankruptcy laws other than those of the United States could apply. If we become a debtor under U.S. bankruptcy law, bankruptcy courts in the United States may seek to assert jurisdiction over all of our assets, wherever located, including property situated in other countries. There can be no assurance, however, that we would become a debtor in the United States, or that a U.S. bankruptcy court would be entitled to, or accept, jurisdiction over such a bankruptcy case, or that courts in other countries that have jurisdiction over us and our operations would recognize a U.S. bankruptcy court's jurisdiction if any other bankruptcy court would determine it had jurisdiction.
Because we are a Bermuda exempted company, our shareholders may have less recourse against us or our directors than shareholders of a U.S. company have against the directors of that U.S. Company.
Because we are a Bermuda company, the rights of holders of our ordinary shares will be governed by Bermuda law and our memorandum of continuance and bye-laws. The rights of shareholders under Bermuda law may differ from the rights of shareholders in other jurisdictions, including with respect to, among other things, rights related to interested directors, amalgamations, mergers and acquisitions, takeovers, the exculpation and indemnification of directors and shareholder lawsuits.
Among these differences is a Bermuda law provision that permits a company to exempt a director from liability for any negligence, default, or breach of a fiduciary duty except for liability resulting directly from that director's fraud or dishonesty.  Our bye-laws provide that no director or officer shall be liable to us or our shareholders unless the director's or officer's liability results from that person's fraud or dishonesty. Our bye-laws also require us to indemnify a director or officer against any losses incurred by that director or officer resulting from their negligence or breach of duty, except where such losses are the result of fraud or dishonesty.  Accordingly, we carry directors' and officers' insurance to protect against such a risk.
In addition, under Bermuda law, the directors of a Bermuda company owe their duties to that company and not to the shareholders. Bermuda law does not, generally, permit shareholders of a Bermuda company to bring an action for a wrongdoing against the company or its directors, but rather the company itself is generally the proper plaintiff in an action against the directors for a breach of their fiduciary duties. Moreover, class actions and derivative actions are generally not available to shareholders under Bermuda law. These provisions of Bermuda law and our bye-laws, as well as other provisions not discussed here, may differ from the law of jurisdictions with which shareholders may be more familiar and may substantially limit or prohibit a shareholder's ability to bring suit against our directors or in the name of the company. Bermuda courts, however, would ordinarily be expected to permit a shareholder to commence an action in the name of a company to remedy a wrong to the company where the act complained of is alleged to be beyond the corporate power of the company or illegal, or would result in the violation of the company's memorandum of association or bye-laws. Furthermore, consideration would be given by a Bermuda court to acts that are alleged to constitute a fraud against minority shareholders or, for instance, where an act requires the approval of a greater percentage of the company's shareholders than that which actually approved it. However, generally a derivative action will not be permitted where there is an alternative action available that would provide an adequate remedy. Any property or damages recovered by derivative action go to the company, not to the plaintiff shareholders. When the affairs of a company are being conducted in a manner which is oppressive or prejudicial to the interests of some part of the shareholders, one or more shareholders may apply to the Supreme Court of Bermuda, which may make such order as it sees fit, including an order regulating the conduct of the company's affairs in the future or ordering the purchase of the shares of any shareholders by other shareholders or by the company or that the company be wound up.
It is also worth noting that under Bermuda law, our directors and officers are required to disclose to our Board of Directors any interests they have in any material contract entered into by our company or any of its subsidiaries. Our directors and officers are also required to disclose their material interests in any corporation or other entity which is party to a material contract with our company or any of its subsidiaries. A director who has disclosed his or her interests in accordance with Bermuda law may participate in any meeting of our Board of Directors, and may vote on the approval of a material contract, notwithstanding that he or she has an interest.

An active and liquid market for our ordinary shares may not develop or be sustained.

Prior to the effectiveness of this registration statement and successful listing of the ordinary shares on the NYSE, our ordinary shares have traded only on the Oslo Stock Exchange (the "OSE") and there has been no established trading market for those shares in the United States. We have applied to list our ordinary shares on the NYSE and we expect that our ordinary shares will trade on both the NYSE and the OSE. Active, liquid trading markets generally result in lower bid ask spreads and more efficient execution of buy and sell orders for market participants. If an active trading market for our ordinary shares does not develop in the U.S., the price of the ordinary shares may be more volatile and it may be more difficult and time-consuming to complete a transaction in our ordinary shares, which could have an adverse effect on the realized price of the ordinary shares. When our ordinary shares commence trading on the NYSE, we expect the initial listing price of our ordinary shares to be set by the NYSE’s designated market makers and will likely be based on the current trading price of our ordinary shares on the OSE. However, we cannot predict the price at which our ordinary shares will trade and cannot guarantee that investors can sell their shares at any particular price. There is no assurance that an active and liquid trading market for our ordinary shares will develop or be sustained in the United States or maintained in Norway.

Future issuance of shares or other securities may dilute the holdings of shareholders and could materially affect the price of our ordinary shares.
It is possible that we may in the future decide to offer additional shares or other securities in order to secure financing for new projects, in connection with unanticipated liabilities or expenses or for any other purposes. Any such additional offering could reduce the proportionate ownership and voting interests of holders of our ordinary shares, as well as our earnings per share and our net asset value per share, and any offering by us could have a material adverse effect on the market price of our ordinary shares.
Because our offices and most of our assets are outside the United States, you may not be able to bring suit against us, or enforce a judgment obtained against us in the United States.
Our executive offices, administrative activities and assets are located outside the United States. As a result, it may be more difficult for investors to effect service of process within the United States upon us, or to enforce both in the United States and outside the United States judgments against us in any action, including actions predicated upon the civil liability provisions of the federal securities laws of the United States.
As an exempted company incorporated under Bermuda law with subsidiaries in a Crown dependency and other offshore jurisdictions, our operations may be subject to economic substance requirements.
On December 5, 2017, following an assessment of the tax policies of various countries by the Code of Conduct Group for Business Taxation of the European Union (the "COCG"), the Council of the European Union approved and published Council conclusions containing a list of non-cooperative jurisdictions for tax purposes (the "Conclusions"). Although at the time not considered "non-cooperative jurisdictions," certain countries, including Bermuda, were listed as having "tax regimes that facilitate offshore structures which attract profits without real economic activity." In connection with the Conclusions, and to avoid being placed on the list of "non-cooperative jurisdictions," the government of Bermuda, among others, committed to addressing COCG proposals relating to economic substance for entities doing business in or through their respective jurisdictions and to pass legislation to implement any appropriate changes by the end of 2018.
The Economic Substance Act 2018 and the Economic Substance Regulations 2018 of Bermuda (the "Economic Substance Act" and the "Economic Substance Regulations", respectively) became operative on December 31, 2018.  The Economic Substance Act applies to every registered entity in Bermuda that engages in a relevant activity and requires that every such entity shall maintain a substantial economic presence in Bermuda. A relevant activity for the purposes of the Economic Substance Act is banking business, insurance business, fund management business, financing business, leasing business, headquarters business, shipping business, distribution and service centre business, intellectual property holding business and conducting business as a holding entity, which may include a pure equity holding entity.

 The Economic Substance Act provides that a registered entity that carries on a relevant activity complies with economic substance requirements if (a) it is directed and managed in Bermuda, (b) its core income-generating activities (as may be prescribed) are undertaken in Bermuda with respect to the relevant activity, (c) it maintains adequate physical presence in Bermuda, (d) it has adequate full time employees in Bermuda with suitable qualifications and (e) it incurs adequate operating expenditure in Bermuda in relation to the relevant activity.
A registered entity that carries on a relevant activity is obliged under the Economic Substance Act to file a declaration in the prescribed form (the "Declaration") with the Registrar of Companies (the "Registrar") on an annual basis.
The Economic Substance Regulations provide that minimum economic substance requirements shall apply in relation to an entity if the entity is a pure equity holding entity which only holds or manages equity participations, and earns passive income from dividends, distributions, capital gains and other incidental income only. The minimum economic substance requirements include a) compliance with applicable corporate governance requirements set forth in the Bermuda Companies Act 1981 including keeping records of account, books and papers and financial statements and b) submission of an annual economic substance declaration form. Additionally, the Economic Substance Regulations provide that a pure equity holding entity complies with economic substance requirements where it also has adequate employees for holding and managing equity participations, and adequate premises in Bermuda.
Certain of our subsidiaries may be organized in other jurisdictions identified by the COCG based on global standards set by the Organization for Economic Co-operation and Development with the objective of preventing low-tax jurisdictions from attracting profits from certain activities. These jurisdictions may have also enacted economic substance laws and regulations which we may be obligated to comply with. If we fail to comply with our obligations under the Economic Substance Act or any similar law applicable to us in any other jurisdictions, we could be subject to financial penalties and spontaneous disclosure of information to foreign tax officials in related jurisdictions and may be struck from the register of companies in Bermuda or such other jurisdiction. Any of these actions could have a material adverse effect on our business, financial condition and results of operations.
Bermuda's continued presence on a list of non-cooperative jurisdictions by the European Union could harm our business.
On March 12, 2019, Bermuda was placed by the EU on its list of non-cooperative jurisdictions for tax purposes due to an issue with Bermuda's economic substance legislation which was not resolved in time for the EU's deadline. At present, the impact of being included on the list of non-cooperative jurisdictions for tax purposes is unclear. While Bermuda has now amended its legislation which the Bermuda Government has stated has addressed this issue and expects to be removed from the list of non-cooperative jurisdictions at the EU's Economic and Financial Affairs Council's next meeting which is scheduled for May 2019, there can be no assurance that Bermuda will be removed from such list. If Bermuda is not removed from the list and sanctions or other financial, tax or regulatory measures were applied by European Member States to countries on the list or further economic substance requirements were imposed by Bermuda, our business could be harmed.
Tax Risks
We may have to pay tax on United States source income, which would reduce our earnings.

Under the United States Internal Revenue Code of 1986 as amended, or the Code, 50% of the gross shipping income of a vessel owning or chartering corporation, such as ourselves and our subsidiaries, that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States, may be subject to a 4% U.S. federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under Section 883 of the Code and the applicable Treasury Regulations recently promulgated thereunder.

Although we did not satisfy the requirements to claim this statutory exemption from U.S. federal income taxation for 2018, we expect that we and each of our subsidiaries will qualify for this statutory tax exemption for 2019 and future taxable years. However, there are factual circumstances beyond our control that could cause us to not obtain the benefit of this tax exemption and thereby still become subject to U.S. federal income tax on our U.S. source income. Therefore, we can give no assurances on our tax-exempt status or that of any of our subsidiaries.

If we or our subsidiaries are not entitled to exemption under Section 883 of the Code for any taxable year, we or our subsidiaries could be subject for those years to an effective 4% U.S. federal income tax on the gross shipping income we or our subsidiaries derive during the year that are attributable to the transport of cargoes to or from the United States. The imposition of this tax would have a negative effect on our business and would result in decreased earnings available for distribution to our shareholders. Please see "Item 10. Additional Information—E. Taxation" for further information.

United States tax authorities could treat us as a "passive foreign investment company", which could have adverse United States federal income tax consequences to U.S. shareholders.

A foreign corporation will be treated as a "passive foreign investment company," or PFIC, for U.S. federal income tax purposes if either (1) at least 75% of its gross income during the taxable year consists of certain types of "passive income" or (2) at least 50% of the average value of the corporation's assets during such taxable year produce or are held for the production of those types of "passive income." For purposes of these tests, "passive income" includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute "passive income." U.S. shareholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

Based on our current and expected future method of operation, we do not believe that we will be a PFIC with respect to any taxable year. In this regard, we intend to treat the gross income we derive or are deemed to derive from our time chartering activities as services income, rather than rental income. Accordingly, we believe that our income from our time chartering activities does not constitute "passive income," and the assets that we own and operate in connection with the production of that income do not constitute passive assets.

There is, however, no direct legal authority under the PFIC rules addressing our method of operation. We believe there is substantial legal authority supporting our position consisting of case law and United States Internal Revenue Service, or IRS, pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, we note that there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes. Accordingly, no assurance can be given that the IRS or a court of law will accept our position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if there were to be changes in the nature and extent of our operations.

If the IRS were to find that we are or have been a PFIC for any taxable year, our U.S. shareholders will face adverse U.S. tax consequences and certain information reporting requirements. Under the PFIC rules, unless those shareholders make an election available under the Code (which election could itself have adverse consequences for such shareholders), such shareholders would be liable to pay U.S. federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our ordinary shares, as if the excess distribution or gain had been recognized ratably over the shareholder's holding period of our ordinary shares. Please see "Item 10. Additional Information―E. Taxation" below for a more comprehensive discussion of the U.S. federal income tax consequences if we were to be treated as a PFIC.

A change in tax laws in any country in which we operate could adversely affect us.

Tax laws and regulations are highly complex and subject to interpretation. Consequently, we and our subsidiaries are subject to changing laws, treaties and regulations in and between countries in which we operate. Our tax expense is based on our interpretation of the tax laws in effect at the time the expense was incurred. A change in tax laws, treaties or regulations, or in the interpretation thereof, could result in a materially higher tax expense or a higher effective tax rate on our earnings.

We may become subject to taxation in Bermuda which would negatively affect our results.

At the present time, there is no Bermuda income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by us or by our shareholders in respect of our shares. We have obtained an assurance from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act 1966 that, in the event that any legislation is enacted in Bermuda imposing any tax computed on profits or income, or computed on any capital asset, gain or appreciation or any tax in the nature of estate duty or inheritance tax, such tax shall not, until March 31, 2035, be applicable to us or to any of our operations or to our shares, debentures or other obligations except insofar as such tax applies to persons ordinarily resident in Bermuda or is payable by us in respect of real property owned or leased by us in Bermuda. We cannot assure you that a future Minister would honor that assurance, which is not legally binding, or that after such date we would not be subject to any such tax. If we were to become subject to taxation in Bermuda, our results of operations could be adversely affected.

ITEM 4.	INFORMATION ON THE COMPANY
A.	History and Development of the Company
FLEX LNG Ltd. is an exempted company incorporated under the laws of Bermuda. We are a growth-oriented owner and commercial operator of fuel efficient, fifth generation LNG carriers. As of April 1, 2019, we own and operate four M-type, Electronically Controlled, Gas Injection ("MEGI") LNG carriers, which we collectively refer to as our "Operating Vessels." In addition, we have agreed to acquire five newbuilding MEGI LNG carriers (of which three vessels are being constructed with full re-liquefaction systems and two with partial re-liquefaction systems) and four Generation X Dual Fuel ("X-DF") LNG carriers, which are scheduled to be delivered to us during 2019, 2020, and 2021. We refer to these newbuildings as our "Newbuilding Vessels," which together with our Operating Vessels, are referred to as our "Fleet." Our business currently focuses on the expansion of our Fleet and execution of our chartering strategy to seek balanced employment for the vessels in our Fleet, including employment for our Newbuilding Vessels upon delivery to us, through actively marketing our vessels in both the term and spot market.
Company Background
FLEX LNG Ltd. was initially incorporated under the laws of the British Virgin Islands in September 2006. In 2009, we completed our initial public offering of our ordinary shares on the Oslo Axess under the symbol "FLNG." We conducted no material operations until 2013, at which time we entered into contracts for the construction of two newbuilding LNG carriers, the Flex Ranger and the Flex Rainbow, with Samsung Heavy Industries, or SHI, which were delivered to us in June 2018 and July 2018, respectively. Prior to 2017, we did not have any vessels on the water.
In June 2017, we re-domiciled into Bermuda. In order to strengthen our presence in the LNG carrier market and enhance our operational track record, we chartered-in four LNG carriers in 2017 and subsequently sub-chartered these vessels to several charterers in the LNG shipping market. We re-delivered two of these chartered-in vessels in September and October 2017, respectively, and the remaining two in March 2018.
In July 2017, as part of our strategy to position ourselves for growth, we transferred the listing of our ordinary shares from Oslo Axess to the Oslo Stock Exchange in order to increase our visibility to investors and to facilitate trading liquidity. We also strengthened our executive management team with the additions of Mr. Oystein Kalleklev as Chief Executive Officer of Flex LNG Management AS (our Principal Executive Officer) in August 2018 and Mr. Harald Gurvin as Chief Financial Officer of Flex LNG Management AS (our Principal Financial Officer) in January 2019. Flex LNG Management AS is a wholly-owned subsidiary of ours and is responsible for overseeing our management.
In connection with our fleet expansion, we conducted a series of vessel acquisitions, share issuances and financing transactions, which are further discussed below under "Share Issuances and Financing Transactions" and "—B. Business Overview—Our Fleet."

Share Issuances and Financing Transactions
In 2014, Geveran increased its ownership in our ordinary shares to 43.3% and became obliged to conduct a mandatory offer for our ordinary shares, which resulted in Geveran owning 82% of our outstanding ordinary shares at that time. As of the date of this registration statement, Geveran owns 44.6% of our outstanding ordinary shares.
In February 2017, we completed a Norwegian offering, or the First Norwegian Offering, of an aggregate of 7,243,478 ordinary shares at a subscription price of NOK 115.00 per share for gross proceeds of NOK 833 million (approximately $100 million, based on the prevailing exchange rate as of February 16, 2017). A portion of the proceeds of the First Norwegian Offering were used to repay certain of our indebtedness.
In March 2017, we issued 7,800,000 of our ordinary shares to Geveran as partial consideration for our acquisition of the Flex Endeavor and the Flex Enterprise, which we purchased from entities related to Geveran through the novation of the newbuilding contracts for the vessels.
In March 2017, in connection with our acquisition of the shipbuilding contracts for the Flex Endeavor and the Flex Enterprise, we, through our wholly-owned subsidiary, Flex LNG Fleet Limited, entered into a $270 million revolving credit facility, or the $270 Million Revolving Credit Facility, with Sterna Finance Ltd., or Sterna, a company related to Geveran. Under the current terms of the facility, $270 million will be available until 12 months following delivery of Flex Courageous, which is scheduled to be delivered in August 2019. Thereafter $30 million will be available for working capital until July 1, 2023, unless otherwise agreed. The facility bears interest at LIBOR plus a margin of 3.0% per annum. As of December 31, 2018, the outstanding indebtedness under the facility was $0.0 million and the full amount of $270 million is currently available for drawdown.
In May 2017, we completed a Norwegian Offering, or the Second Norwegian Offering, (which, together with the First Norwegian Offering, we refer to as the "2017 Norwegian Offerings"), of an aggregate of 8,947,916 ordinary shares at a subscription price of NOK 120.00 per share for gross proceeds of NOK 1.07 billion (approximately $125 million, based on the prevailing exchange rate as of May 15, 2017).
In June 2017, we completed a Norwegian Offering of 3,797 ordinary shares at a purchase price of NOK 115.00 per share for gross proceeds of approximately NOK 436,735 (approximately $51,633, based on the prevailing exchange rate as of June 6, 2017) to shareholders that were not allocated shares in the 2017 Norwegian Offerings or were residents in a jurisdiction that was not able to participate in the 2017 Norwegian Offerings.
In December 2017, we, through three of our vessel owning subsidiaries, entered into a $315 million secured term loan facility, or the $315 Million Term Loan Facility, with a syndicate of banks to partially finance the first three vessels in our Fleet, the Flex Endeavor, the Flex Enterprise and the Flex Ranger, which serve as collateral under the facility. In January 2018, we drew down two $105 million loan tranches under the facility in connection with the delivery of the Flex Endeavor and the Flex Enterprise. The third $105 million tranche was utilized in connection with the delivery of the Flex Ranger in June 2018. The facility bears interest at LIBOR plus a margin of 2.85% per annum and matures on June 22, 2023. As of December 31, 2018, the net outstanding indebtedness under the facility was $301.0 million.
In July 2018, we, through our wholly-owned subsidiary, Flex LNG Rainbow Ltd., which owned the Flex Rainbow, entered into a sale leaseback transaction, or the Flex Rainbow Sale and Leaseback, for the vessel with Xiang CH13 HK International Ship Lease Co., Limited, a Hong Kong-based lessor, for a lease period of ten years. The gross sales price under the lease was $210.0 million, of which $52.5 million represented advance hire for the ten-year lease period. The bareboat rate payable under the lease has a fixed element, treated as principal repayment, and a variable element based on LIBOR plus a margin of 3.50% per annum on the outstanding under the lease. As of December 31, 2018, the net outstanding under the lease was $154.0 million.

In October 2018, we completed a Norwegian Offering, or the 2018 Norwegian Offering, of an aggregate of 17,293,894 ordinary shares at a purchase price of NOK 142.50 per share for gross proceeds of approximately NOK 2.5 billion (approximately $300 million, based on the prevailing exchange rate as of October 15, 2018). The net proceeds of the 2018 Norwegian Offering have been used to fund the advance payment portion of the purchase price of the Flex Freedom, Flex Reliance, Flex Resolute, Flex Vigilant and Flex Volunteer and for working capital and general corporate purposes. Geveran purchased 5,764,631 shares in the 2018 Norwegian Offering at the subscription price of NOK 142.50 per share.
In April 2019, we, through two of our vessel owning subsidiaries, entered into a $250 million secured term loan facility, or the $250 Million Term Loan Facility, with a syndicate of banks to partially finance two of our Newbuilding Vessels, Flex Constellation and Flex Courageous. The facility remains subject to the satisfaction of customary closing conditions, and is expected to be drawn upon delivery of these vessels from the shipyard, currently scheduled for June and August 2019, respectively. The facility has a term of five years from delivery of the last vessel and will bear interest at LIBOR plus a margin of 2.35% per annum.

In April 2019, we, through two of our vessel owning subsidiaries, entered into sale and time charter agreements for the vessels Flex Endeavour and Flex Enterprise.  Under the agreements, we have agreed to sell the vessels to Triple H No. 3 Ltd. and Triple H No. 4 Ltd., respectively, for a gross consideration of $210.0 million per vessel, with a net consideration of $150.0 million per vessel adjusted for a non-amortizing and non-interest bearing seller’s credit of $60.0 million per vessel.  Flex Endeavour and Flex Enterprise are contracted to be chartered back from Hyundai Glovis Co. Ltd. (“Hyundai Glovis”) on a time-charter basis to us, through our subsidiaries, for a period of ten years.  The transaction remains subject to the satisfaction of customary closing conditions and is expected to close in the third quarter of 2019.  The two vessels are currently financed under the $315 Million Term Loan Facility, and upon closing of the transaction, the existing mortgage loans for the two vessels totaling approximately $194.0 million will be prepaid.
For further information about our financing agreements, see "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Our Borrowing Activities."
Reverse Stock Split
On March 7, 2019, we effected a 1-for-10 reverse stock split of our then-outstanding ordinary shares. The reverse stock split reduced the number of our issued and outstanding ordinary shares from 541,043,903 shares to 54,103,993 shares and affected all issued and outstanding ordinary shares. The number of our authorized ordinary shares was consequently reduced from 100,000,000,000 to 10,000,000,000 and the par value increased from $0.01 per share to $0.10 per share. The terms of our ordinary shares were not affected by the reverse stock split.  No fractional shares were issued in connection with the reverse stock split. Shareholders of record who would have otherwise been entitled to receive a fractional share as a result of the reverse stock split received a cash payment in lieu thereof.  The reverse stock split was completed in order to comply with the initial listing requirements of the NYSE with which we will be required to be in compliance in connection with our proposed listing on the NYSE, discussed below.

Proposed Listing on the NYSE
We have applied to list our currently issued and outstanding ordinary shares, registered hereby, for trading on the NYSE under the symbol "FLNG" promptly after the effectiveness of this registration statement. Upon the commencement of trading on the NYSE, our ordinary shares may be traded on both the NYSE and the OSE. All of our issued and outstanding ordinary shares will be identified by CUSIP G35947 202 and ISIN BMG 359472021.
B.	Business Overview
Our Fleet
The following table sets forth additional information about our Fleet as of May 1, 2019:
Vessel Name	Cargo Capacity (cbm)	Propulsion	Year Built	Shipyard(1)	Charter Expiration(5)(6)
Operating Vessels
Flex Endeavour	173,400	MEGI	2018	DSME	06/26/2019
Flex Enterprise	173,400	MEGI	2018	DSME	03/26/2020(2)
Flex Ranger	174,000	MEGI	2018	SHI	06/07/2020(3)
Flex Rainbow	174,000	MEGI	2018	SHI	10/01/2019(4)
Newbuilding Vessels
TBN Flex Constellation	173,400	MEGI	Exp. Jun. 2019	DSME	n/a
TBN Flex Courageous	173,400	MEGI	Exp. Aug.2019	DSME	n/a
TBN Flex Aurora	174,000	X-DF	Exp. Q2 2020	HSHI	n/a
TBN Flex Amber	174,000	X-DF	Exp. Q3 2020	HSHI	n/a
TBN Flex Reliance	173,400	MEGI	Exp. Q3 2020	DSME	n/a
TBN Flex Resolute	173,400	MEGI	Exp. Q3 2020	DSME	n/a
TBN Flex Freedom	173,400	MEGI	Exp. Q4 2020	DSME	n/a
TBN Flex Volunteer	174,000	X-DF	Exp. Q1 2021	HSHI	n/a
TBN Flex Vigilant	174,000	X-DF	Exp. Q2 2021	HSHI	n/a

_______________________

(1)
As used in this registration statement, "DSME" means Daewoo Ship building and Marine Engineering Co. Ltd., "SHI" means Samsung Heavy Industries, and "HSHI" means Hyundai Samho Heavy Industries Co. Ltd.

(2)	The charterer has the option to extend the charter for up to an additional four years, in 12-month periods.
(3)
The Flex Ranger is expected to commence employment under a time charter with Enel Trade S.p.A. on June 7, 2019, for a firm period of 12 months, and the charterer will have the option to extend the charter for an additional 12 months.

(4)	The charterer has the option to extend the charter for up to an additional two and a half years, in 6 month periods.
(5)	The time-charter expiration dates are subject to re-delivery windows ranging from 15 to 90 days before or after the expiration date.
(6)
From time to time, in accordance with industry practice, we pay commissions ranging up to 1.25% of the total daily charter rate under the charters to unaffiliated ship brokers, depending on the number of brokers involved with arranging the charter.

Fleet Development
In August 2013, we entered into shipbuilding contracts with SHI for the construction of the Flex Ranger and the Flex Rainbow, which were delivered to us in June 2018 and July 2018, respectively. We partially financed the purchase price of the Flex Ranger with borrowings under our $315 Million Term Loan Facility and the Flex Rainbow through the Flex Rainbow Sale and Leaseback.  Please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Our Borrowing Activities.”
In February 2017, we entered into agreements with Dionyssos Shipping Inc. and Bacchus Shipping Inc., entities related to Geveran, for the acquisition of the newbuilding contracts for two MEGI LNG carriers, Flex Endeavor and the Flex Enterprise, respectively, which were under construction at DSME. The acquisitions were by way of novation of the respective newbuilding contracts. The vessels were delivered to us in January 2018. As partial consideration for these vessels, we issued 7.8 million new ordinary shares to Geveran. The remaining portion of the purchase price was partly funded with borrowings under our $315 Million Term Loan Facility.
In May 2017, we entered into agreements with Constellation Inc. and Courageous Inc., entities related to Geveran, for the acquisition of two newbuilding MEGI LNG carriers, Flex Constellation and Flex Courageous, respectively, for a purchase price of $180.0 million per vessel. The vessels are currently under construction at DSME pursuant to shipbuilding contracts between DSME and the sellers, who will continue to be responsible for the supervision of the vessels' construction. We have made advance payments of $36.0 million per vessel to the sellers, representing 20% of the purchase price, with the remaining balance of $144.0 million per vessel due upon delivery to us. We intend to fund part of the remaining purchase price through borrowings under our $250 Million Term Loan Facility, which remains subject to the satisfaction of customary closing conditions. The Flex Constellation and the Flex Courageous are expected to be delivered to us in June 2019 and August 2019, respectively.
In May 2018, we entered into agreements with Sea Aurora Inc. and Sea America Inc., entities related to Geveran, for the acquisition of two newbuilding X-DF LNG carriers, Flex Aurora and Flex Amber, respectively, for a purchase price of $184.0 million per vessel.  The vessels are currently under construction at HSHI pursuant to shipbuilding contracts between HSHI and the sellers, who will continue to be responsible for the supervision of the vessels' construction. We have made advance payments of $36.8 million per vessel to the sellers, representing 20% of the purchase price, with the remaining balance of $147.2 million per vessel due upon the delivery to us. The vessels are scheduled for delivery in in the second and the third quarter of 2020, respectively.
In October 2018, we entered into agreements with Sea Freedom Shipowning Inc., Sea Reliance Inc., Sea Resulute Inc., Vigilant Shipowning Inc., and Volunteer Shipowning Inc., entities related to Geveran, for the acquisition of five newbuilding LNG carriers, the Flex Freedom, Flex Reliance, Flex Resolute, Flex Vigilant, and Flex Volunteer, respectively, for an aggregate purchase price of $918.0 million, or $180.0 million per vessel, with an additional cost of $6.0 million per vessel for full re-liquefaction systems on three of the vessels. The Flex Freedom, Flex Reliance and Flex Resolute are MEGI LNG carriers under construction at DSME, with two vessels scheduled for delivery in the third quarter of 2020 and the remaining vessel in the fourth quarter of 2020. The Flex Vigilant and Flex Volunteer are X-DF LNG carriers with expected delivery in first and second quarters of 2021, respectively. The sellers will continue to be responsible for the supervision of the vessels' construction. We made advance payments of $55.8 million for each of the three MEGI newbuildings and $54.0 million for each of the two X-DF newbuildings in the fourth quarter of 2018, representing 30% of the purchase price. The remaining balance of $130.2 million for each of the three MEGI newbuildings and $126.0 million for each of the two X-DF newbuilding is due upon the delivery of the respective vessels to us. We refer to these vessels as the "October 2018 Newbuildings."

While we have available borrowings of $270 million under our $270 Million Revolving Credit Facility, and have entered into our $250 Million Credit Facility to partly finance the remaining purchase price of the two Newbuilding Vessels, Flex Constellation and Flex Courageous, we have not yet arranged financing to fund the balance of the purchase price for our remaining Newbuilding Vessels. We can provide no assurances that we will be able to secure such financing on terms acceptable to us or at all.
For information about our financing agreements which we have entered into in connection with the expansion of our Fleet, see "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources— Our Borrowing Activities."

Employment of Our Fleet and Our Customers
We actively market the vessels in our Fleet in both the term and spot-market (which includes vessel employment under single voyage spot charters and time charters with an initial term of less than six months) in order to secure optimal employment in the LNG shipping market. The below sets out employment arrangements for our vessels.
In December 2017, we entered into a time charter with Uniper Global Commodities, an international energy company headquartered in Germany, for the employment of the Flex Endeavor. The time charter commenced in January 2018 and has a firm period of 15 months plus an optional three-month extension, which has been declared.

In April 2018, we entered into a time charter agreement with Enel Trade S.p.A., or Enel, a multinational power company. The time charter has firm period of 12 months, which Enel has the option to extend for an additional 12 months.  The charter is expected to commence during June 2019. We intend to employ the Flex Ranger on this charter, but we have the option to nominate a sister vessel for such employment.

In March 2019, we entered into a time charter agreement with an international energy major for the employment of the vessel Flex Enterprise. The time charter has a firm period of 12 months, commencing end of first quarter of 2019, and the charterer also has options to extend the charter period up to an additional four years, in 12 month periods.

In January 2019, we entered into a time charter agreement, as later amended, with Clearlake Shipping Pte. Ltd. for the employment of the Flex Rainbow. The current 6 month firm period under the agreement commenced beginning of April 2019, and the charterer also has options to extend the charter period up to an additional two and a half years, in 6 month periods.
Management Structure
General Management Agreements

We have entered into a general management agreement with Flex LNG Bermuda Management Limited, our wholly owned subsidiary, for the provision of management services, which primarily include, among others, general administration, contract management, corporate governance assistance, accounting service and operational support. Flex LNG Bermuda Management Limited has, in turn, subcontracted these services from certain of our other subsidiaries, Flex LNG Management AS and Flex LNG Management Limited. We reimburse Flex LNG Bermuda Management Limited for expenses incurred in connection with providing these services to us, plus a mark-up, which fee is subject to annual review and adjustment. Each of the Company and Flex LNG Bermuda Management Limited may terminate the general management agreement upon twelve months’ prior written notice to the other party. In addition, we may terminate the general management agreement with immediate effect upon a breach of the agreement by Flex LNG Bermuda Management Limited that continues for a period of 14 days after the date on which we deliver written notice to Flex LNG Bermuda Management Limited of the breach. For 2018 and 2017, these services were provided by Flex LNG Management AS and Flex LNG Management Limited through general management agreements directly with FLEX LNG Ltd. The total compensation to Flex LNG Management AS for the year ended December 31, 2018 was $1.4 million (2017: $0.0 million). The total compensation to Flex LNG Management Limited for the year end December 31, 2018 was $2.3 million (2017: $2.5 million).

We have an administrative services agreement with Frontline Management (Bermuda) Limited, or Frontline Management, a related party, under which they provide us with certain administrative support services, for which we pay our allocation of the actual costs they incur on our behalf, plus a margin. Each of the Company and Frontline Management may terminate the administrative services agreement upon twelve months’ prior written notice to the other party. In the year ended December 31, 2018, we paid Frontline Management $0.2 million for these services (2017: $1.0 million).

Frontline Management also provided newbuilding supervision for the four newbuildings delivered in 2018. For the year ended December 31, 2018, we paid Frontline Management $1.5 million for these services (2017: $4.4 million). As of December 31, 2018, we had a receivable of $1.1 million from Frontline Management (2017: $0.0 million).

We also have a services agreement with Seatankers Management Co. Ltd., or Seatankers, a related party, under which they provide us with certain advisory and support services, for which we pay our allocation of the actual costs they incur on our behalf, plus a margin. We may terminate the services agreement upon not less than 20 business days’ written notice. In the year ended December 31, 2018, we paid Seatankers $0.6 million for such services (2017: $0.3 million). As of December 31, 2018, we had a receivable of $0.7 million from Seatankers (2017: $0.0 million).

Technical Management and Support Services
We receive technical management supervision and other support services from Frontline Management for our Operating Vessels. These services include technical supervision, purchase of goods and services within the ordinary course of business, insurances, assistance with handling all accidents involving the Operating Vessels and other services relating to our Operating Vessels.  Frontline Management may subcontract these services to Frontline Management AS or other associated companies. Frontline Management will provide quarterly invoices for services rendered and in addition receive a monthly payment of $2,772 for each Operating Vessel. Each of the parties may terminate the contract on three months' notice. The fee is subject to annual review.
The Liquefied Natural Gas Industry
This section discusses the industry and markets in which we operate. Certain of the information in this section relating to market environment, market developments, growth rates, market trends, industry trends, competition and similar information are estimates based on data compiled by professional organizations, consultants and analysts; in addition to market data from other external and publicly available sources, and our knowledge of the markets. Any forecast information and other forward-looking statements in this market summary are not guarantees of future outcomes and these future outcomes could differ materially from current expectations. Numerous factors could cause or contribute to such differences, including those risks described in "Item 3. Key Information—D. Risk Factors."
Introduction
The Company's business is marine transportation of LNG, referred to as LNG shipping. The marine transportation is done by means of specialized ships, referred to as LNG carriers, which are vessels built to meet the specialized requirement of the LNG products.
LNG is used as a term to describe the super cool liquid form of natural gases, being a mix of hydrocarbon gasses (mainly methane, but also commonly including varying amounts of other higher alkanes and various other gases). The natural gas can primarily be extracted from oil fields or natural gas fields, but in recent years an increasing amount of gas is being extracted from more challenging and untraditional resource types such as sour gas, tight gas, shale gas, and coalbed methane.
An important source of energy, natural gas is non-toxic, clean-burning and relatively inexpensive. Although predominantly used for electricity generation, heating and cooking, natural gas is also utilized as a chemical feedstock in the industrial sector and, to a lesser extent, as fuel for vehicles. In producing regions with a high natural gas demand, pipelines are constructed when it is economically feasible to transport natural gas in from a wellsite to an end consumer. In end-user regions without access to pipelines, natural gas may be transported on tanker trucks or railway tankers (if by land) or by LNG carriers (if by sea).
LNG is a product that requires processing both at the supplying and at the receiving end of the transportation chain. This is because transportation is only economically feasible when the gas is in a liquid state. Liquefaction of natural gas reduces the volume to 1/600 of the gaseous state and therefore makes it economical for transportation by sea.
At the supply source of the transportation chain, liquefaction is done at specialized liquefaction plants, referred to as "liquefaction trains", where undesired heavy hydrocarbons and non-hydrocarbons are removed from the natural gas before cooling the natural gas to approximately -163 °C (-260 °F) to become liquid at close to atmospheric pressure. Similarly, at the receiving end of the transportation chain, the LNG is regasified to its gaseous state before being distributed to the end-user through pipelines.
LNG shipping is closely related to the liquefaction and regasification processes that take place at either end of the transportation chain. Liquefaction can be done onboard specialized ships (floating liquefaction plants), being a relatively new trend in the LNG business. Regasification onboard Floating Storage Regasification Units ("FSRUs") have also become an important part of the LNG business.

LNG supply and demand
The volume of LNG shipping amounted to approximately 330 million tonnes in 2018. This volume has been subject to large changes, having increased from approximately 103 million tonnes in 2000. Among the factors that have contributed to this growth, are relatively low gas prices, large new discoveries and developments of natural gas resources, large developments of liquefaction plants to monetize these resources, as well as factors contributing to reducing the cost of importing LNG, such as FSRUs. During this period, there have been large changes both in the supplying (exporting) and consuming (importing) regions for LNG, giving rise to a more complex pattern of seaborne transportation.
Demand for natural gas and LNG is closely correlated with general energy demand, which in turn is closely related to economic growth and development. Factors impacting the demand for natural gas also include environmental awareness (particularly in comparison with coal) and relative price to other energy sources (particularly crude oil). The main rationale for securing access to natural gas has been economics – as natural gas is more cost effective than running power plants on fuel oil. In addition to the economic rationales for substituting other sources of energy with natural gas, the list of operational projects reveal other reasons for wanting access to LNG, including lack of sufficient electricity generation from hydro power plants (e.g. Brazil), large seasonal differences in demand (e.g. Dubai/Kuwait), security of supply and geopolitical considerations (e.g. Lithuania), falling domestic natural gas production (e.g. Egypt), and increased demand for energy, or LNG volumes already contracted on long-term deals (e.g. Indonesia). Also, factors such as the temporary shutdown of nuclear power plants in Japan following the Fukushima disaster in 2011 have impacted LNG demand.
The LNG carrier Fleet
LNG carriers have been built since 1964. In March 2019, the fleet was made up of approximately 470 LNG carriers (>125,000 cbm) with various cargo and propulsion systems. The orderbook for LNG carriers as of March 2019 for vessels larger than 125,000 cbm stands at approximately 103 vessels. Up to 2010, LNG carriers were generally constructed with steam turbines for propulsion. While these vessels still make up a large part of the fleet, they have a cost disadvantage to modern vessels due to higher fuel consumption. Starting around 2002, owners started building LNG carriers with dual fuel diesel engines or tri fuel diesel engines, making up the bulk of the current modern tonnage. Starting around 2012, engine makers started offering engines with slow speed two stroke engines referred to as MEGI (high pressure) or X-DF (low pressure), being specifically made for ships propelled by gas.
Rate developments
The majority of the LNG carrier fleet is contracted on long term contracts that link specific exporters to specific importers. This contract structure means that a large part of the LNG shipping business is of a more industrial nature than many other shipping businesses. However, there is also a part of the LNG carrier fleet that is constructed without contract coverage and which serves shorter-term contracts or spot trading.
The spot and short term contract market is influenced by supply and demand imbalances, and may be volatile. The market spiked in 2011/2012 following the Fukushima disaster in Japan, as all Japanese nuclear power plants were temporarily shut down. This caused the demand for natural gas to increase significantly in Asia and LNG prices increased as well. As a result there was a large price differential for LNG between Europe and Asia and the demand for LNG carriers increased with the flow of LNG from Atlantic to the Pacific. In late 2014 and 2015 the price for crude oil dropped significantly along with a slowdown in the global economy, resulting in the drop in LNG prices in Asia and the closing of the arbitrage between Atlantic and Pacific base prices. Since that period, the market has been characterized by an oversupply of LNG tonnage, mainly caused by delays in new LNG capacity coming on stream and the reduced intra basin trading. This overhang of tonnage has caused freight rates to be depressed.

Environmental and Other Regulations in the Shipping Industry
Government regulation and laws significantly affect the ownership and operation of our fleet. We are subject to international conventions and treaties, national, state and local laws and regulations in force in the countries in which our vessels may operate or are registered relating to safety and health and environmental protection including the storage, handling, emission, transportation and discharge of hazardous and non-hazardous materials, and the remediation of contamination and liability for damage to natural resources. Compliance with such laws, regulations and other requirements entails significant expense, including vessel modifications and implementation of certain operating procedures.
A variety of government and private entities subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (applicable national authorities such as the United States Coast Guard, or USCG, harbor master or equivalent), classification societies, flag state administrations (countries of registry) and charterers, particularly terminal operators. Certain of these entities require us to obtain permits, licenses, certificates and other authorizations for the operation of our vessels. Failure to maintain necessary permits or approvals could require us to incur substantial costs or result in the temporary suspension of the operation of one or more of our vessels.
Increasing environmental concerns have created a demand for vessels that conform to stricter environmental standards. We are required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with United States and international regulations. We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations and that our vessels have all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations. However, because such laws and regulations frequently change and may impose increasingly stricter requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our vessels. In addition, a future serious marine incident that causes significant adverse environmental impact could result in additional legislation or regulation that could negatively affect our profitability.
International Maritime Regulation of LNG Vessels
The International Maritime Organization, the United Nations agency for maritime safety and the prevention of pollution by vessels (the "IMO"), has adopted the International Convention for the Prevention of Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto, collectively referred to as MARPOL 73/78 and herein as "MARPOL," adopted the International Convention for the Safety of Life at Sea of 1974 ("SOLAS Convention"), and the International Convention on Load Lines of 1966 (the "LL Convention"). MARPOL establishes environmental standards relating to oil leakage or spilling, garbage management, sewage, air emissions, handling and disposal of noxious liquids and the handling of harmful substances in packaged forms.  MARPOL is applicable to dry bulk, tanker and LNG carriers, among other vessels, and is broken into six Annexes, each of which regulates a different source of pollution. Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried in bulk in liquid or in packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI, lastly, relates to air emissions. Annex VI was separately adopted by the IMO in September of 1997.
Vessels that transport gas, including LNG carriers and FSRUs, are also subject to regulation under the International Code for the Construction and Equipment of Ships Carrying Liquefied Gases in Bulk, or the IGC Code, published by the IMO. The IGC Code provides a standard for the safe carriage of LNG and certain other liquid gases by prescribing the design and construction standards of vessels involved in such carriage. The completely revised and updated IGC Code entered into force in 2016, and the amendments were developed following a comprehensive five-year review and are intended to take into account the latest advances in science and technology. Compliance with the IGC Code must be evidenced by a Certificate of Fitness for the Carriage of Liquefied Gases in Bulk. Non-compliance with the IGC Code or other applicable IMO regulations may subject a shipowner or a bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports.  We believe that each of our vessels is in compliance with the IGC Code and each of our new buildings/conversion contracts requires that the vessel receive certification that it is in compliance with applicable regulations before it is delivered.

In June 2015 the IMO formally adopted the International Code of Safety for Ships using Gases or Low flashpoint Fuels, or the IGF Code, which is designed to minimize the risks involved with ships using low flashpoint fuels- including LNG. The IGF Code will be mandatory under SOLAS through the adopted amendments. The IGF Code and the amendments to SOLAS became effective January 1, 2017.

Our LNG vessels may also become subject to the 2010 HNS Convention, if it is entered into force.  The Convention creates a regime of liability and compensation for damage from hazardous and noxious substances ("HNS"), including liquefied gases.  The 2010 HNS Convention sets up a two-tier system of compensation composed of compulsory insurance taken out by shipowners and an HNS Fund which comes into play when the insurance is insufficient to satisfy a claim or does not cover the incident.  Under the 2010 HNS Convention, if damage is caused by bulk HNS, claims for compensation will first be sought from the shipowner up to a maximum of 100 million Special Drawing Rights ("SDR").  If the damage is caused by packaged HNS or by both bulk and packaged HNS, the maximum liability is 115 million SDR.  Once the limit is reached, compensation will be paid from the HNS Fund up to a maximum of 250 million SDR.  The 2010 HNS Convention has not been ratified by a sufficient number of countries to enter into force, and we cannot estimate the costs that may be needed to comply with any such requirements that may be adopted with any certainty at this time.
The IMO continues to review and introduce new regulations.  It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulation may have on our operations.
Air Emissions
In September of 1997, the IMO adopted Annex VI to MARPOL to address air pollution from vessels. Effective May 2005, Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from all commercial vessel exhausts and prohibits "deliberate emissions" of ozone depleting substances (such as halons and chlorofluorocarbons), emissions of volatile compounds from cargo tanks, and the shipboard incineration of specific substances. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions, as explained below.  Emissions of "volatile organic compounds" from certain vessels, and the shipboard incineration (from incinerators installed after January 1, 2000) of certain substances (such as polychlorinated biphenyls, or PCBs) are also prohibited.  We believe that all our vessels are currently compliant in all material respects with these regulations.
The MEPC adopted amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide, particulate matter and ozone depleting substances, which entered into force on July 1, 2010.  The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board ships. On October 27, 2016, at its 70th session, the MEPC agreed to implement a global 0.5% m/m sulfur oxide emissions limit (reduced from 3.50%) starting from January 1, 2020.  This limitation can be met by using low-sulfur compliant fuel oil, alternative fuels, or certain exhaust gas cleaning systems.  Once the cap becomes effective, ships will be required to obtain bunker delivery notes and International Air Pollution Prevention ("IAPP") Certificates from their flag states that specify sulfur content.  Additionally, at MEPC 73, amendments to Annex VI to prohibit the carriage of bunkers above 0.5% Sulphur on ships were adopted and will take effect March 1, 2020.  These regulations subject ocean-going vessels to stringent emissions controls, and may cause us to incur substantial costs.
Sulfur content standards are even stricter within certain "Emission Control Areas," or ("ECAs"). As of January 1, 2015, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 0.1%. Amended Annex VI establishes procedures for designating new ECAs. Currently, the IMO has designated four ECAs, including specified portions of the Baltic Sea area, North Sea area, North American area and United States Caribbean area.  Ocean-going vessels in these areas will be subject to stringent emission controls and may cause us to incur additional costs. If other ECAs are approved by the IMO, or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the U.S. Environmental Protection Agency ("EPA") or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

Amended Annex VI also establishes new tiers of stringent nitrogen oxide emissions standards for marine diesel engines, depending on their date of installation. At the MEPC meeting held from March to April 2014, amendments to Annex VI were adopted which address the date on which Tier III Nitrogen Oxide (NOx) standards in ECAs will go into effect.  Under the amendments, Tier III NOx standards apply to ships that operate in the North American and U.S. Caribbean Sea ECAs designed for the control of NOx produced by vessels with a marine diesel engine installed and constructed on or after January 1, 2016.  Tier III requirements could apply to areas that will be designated for Tier III NOx in the future. At MEPC 70 and MEPC 71, the MEPC approved the North Sea and Baltic Sea as ECAs for nitrogen oxide for ships built after January 1, 2021. The EPA promulgated equivalent (and in some senses stricter) emissions standards in late 2009.  As a result of these designations or similar future designations, we may be required to incur additional operating or other costs.
As determined at the MEPC 70, the new Regulation 22A of MARPOL Annex VI became effective as of March 1, 2018 and requires ships above 5,000 gross tonnage to collect and report annual data on fuel oil consumption to an IMO database, with the first year of data collection commencing on January 1, 2019.  The IMO intends to use such data as the first step in its roadmap (through 2023) for developing its strategy to reduce greenhouse gas emissions from ships, as discussed further below.
As of January 1, 2013, MARPOL made mandatory certain measures relating to energy efficiency for ships. All ships are now required to develop and implement Ship Energy Efficiency Management Plans ("SEEMPS"), and new ships must be designed in compliance with minimum energy efficiency levels per capacity mile as defined by the Energy Efficiency Design Index ("EEDI").  Under these measures, by 2025, all new ships built will be 30% more energy efficient than those built in 2014.
We may incur costs to comply with these revised standards. Additional or new conventions, laws and regulations may be adopted that could require the installation of expensive emission control systems and could adversely affect our business, results of operations, cash flows and financial condition.
Safety Management System Requirements
The SOLAS Convention was amended to address the safe manning of vessels and emergency training drills.  The Convention of Limitation of Liability for Maritime Claims (the "LLMC") sets limitations of liability for a loss of life or personal injury claim or a property claim against ship owners. We believe that our vessels are in substantial compliance with SOLAS and LLMC standards.
Under Chapter IX of the SOLAS Convention, or the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention (the "ISM Code"), our operations are also subject to environmental standards and requirements. The ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. We rely upon the safety management system that our managers have developed for compliance with the ISM Code. The failure of a vessel owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports.
The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel's management with the ISM Code requirements for a safety management system. No vessel can obtain a safety management certificate unless its manager has been awarded a document of compliance, issued by each flag state, under the ISM Code. We have obtained applicable documents of compliance for our offices and safety management certificates for all of our vessels for which the certificates are required by the IMO. The document of compliance and safety management certificate are renewed as required.
Regulation II-1/3-10 of the SOLAS Convention governs ship construction and stipulates that ships over 150 meters in length must have adequate strength, integrity and stability to minimize risk of loss or pollution. Goal-based standards amendments in SOLAS regulation II-1/3-10 entered into force in 2012, with July 1, 2016 set for application to new oil tankers and bulk carriers.   The SOLAS Convention regulation II-1/3-10 on goal-based ship construction standards for bulk carriers and oil tankers, which entered into force on January 1, 2012, requires that all oil tankers and bulk carriers of 150 meters in length and above, for which the building contract is placed on or after July 1, 2016, satisfy applicable structural requirements conforming to the functional requirements of the International Goal-based Ship Construction Standards for Bulk Carriers and Oil Tankers (GBS Standards).

Amendments to the SOLAS Convention Chapter VII apply to vessels transporting dangerous goods and require those vessels be in compliance with the International Maritime Dangerous Goods Code ("IMDG Code"). Effective January 1, 2018, the IMDG Code includes (1) updates to the provisions for radioactive material, reflecting the latest provisions from the International Atomic Energy Agency, (2) new marking, packing and classification requirements for dangerous goods, and (3) new mandatory training requirements.
The IMO has also adopted the International Convention on Standards of Training, Certification and Watchkeeping for Seafarers ("STCW").  As of February 2017, all seafarers are required to meet the STCW standards and be in possession of a valid STCW certificate.  Flag states that have ratified SOLAS and STCW generally employ the classification societies, which have incorporated SOLAS and STCW requirements into their class rules, to undertake surveys to confirm compliance.
Furthermore, recent action by the IMO's Maritime Safety Committee and United States agencies indicate that cybersecurity regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cybersecurity threats. For example, cyber-risk management systems must be incorporated by ship-owners and managers by 2021. This might cause companies to create additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures.  The impact of such regulations is hard to predict at this time.
Pollution Control and Liability Requirements
The IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatories to such conventions. For example, the IMO adopted an International Convention for the Control and Management of Ships' Ballast Water and Sediments (the "BWM Convention") in 2004. The BWM Convention entered into force on September 9, 2017.  The BWM Convention requires ships to manage their ballast water to remove, render harmless, or avoid the uptake or discharge of new or invasive aquatic organisms and pathogens within ballast water and sediments.  The BWM Convention's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits, and require all ships to carry a ballast water record book and an international ballast Water management certificate.
On December 4, 2013, the IMO Assembly passed a resolution revising the application dates of BWM Convention so that the dates are triggered by the entry into force date and not the dates originally in the BWM Convention.  This, in effect, makes all vessels delivered before the entry into force date "existing vessels" and allows for the installation of ballast water management systems on such vessels at the first International Oil Pollution Prevention ("IOPP") renewal survey following entry into force of the convention. The MEPC adopted updated guidelines for approval of ballast water management systems (G8) at MEPC 70. At MEPC 71, the schedule regarding the BWM Convention's implementation dates was also discussed and amendments were introduced to extend the date existing vessels are subject to certain ballast water standards.  Ships over 400 gross tons generally must comply with a "D-1 standard," requiring the exchange of ballast water only in open seas and away from coastal waters.  The "D-2 standard" specifies the maximum amount of viable organisms allowed to be discharged, and compliance dates vary depending on the IOPP renewal dates. Depending on the date of the IOPP renewal survey, existing vessels must comply with the D-2 standard on or after September 8, 2019. For most ships, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms.  Ballast Water Management systems, which include systems that make use of chemical, biocides, organisms or biological mechanisms, or which alter the chemical or physical characteristics of the Ballast Water, must be approved in accordance with IMO Guidelines (Regulation D-3).  Costs of compliance with these regulations may be substantial.
Once mid-ocean ballast exchange ballast water treatment requirements become mandatory under the BWM Convention, the cost of compliance could increase for ocean carriers and may have a material effect on our operations. However, many countries already regulate the discharge of ballast water carried by vessels from country to country to prevent the introduction of invasive and harmful species via such discharges. The U.S., for example, requires vessels entering its waters from another country to conduct mid-ocean ballast exchange, or undertake some alternate measure, and to comply with certain reporting requirements.

The IMO adopted the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended by different Protocols in 1976, 1984, and 1992, and amended in 2000 ("the CLC"). Under the CLC and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel's registered owner may be strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain exceptions.  The 1992 Protocol changed certain limits on liability expressed using the International Monetary Fund currency unit, the Special Drawing Rights. The limits on liability have since been amended so that the compensation limits on liability were raised.  The right to limit liability is forfeited under the CLC where the spill is caused by the shipowner's actual fault and under the 1992 Protocol where the spill is caused by the shipowner's intentional or reckless act or omission where the shipowner knew pollution damage would probably result.  The CLC requires ships over 2,000 tons covered by it to maintain insurance covering the liability of the owner in a sum equivalent to an owner's liability for a single incident. We have protection and indemnity insurance for environmental incidents. P&I Clubs in the International Group issue the required Bunkers Convention "Blue Cards" to enable signatory states to issue certificates. All of our vessels are in possession of a CLC State issued certificate attesting that the required insurance coverage is in force.
The IMO also adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage (the "Bunker Convention") to impose strict liability on ship owners (including the registered owner, bareboat charterer, manager or operator) for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention requires registered owners of ships over 1,000 gross tons to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the LLMC).  With respect to non-ratifying states, liability for spills or releases of oil carried as fuel in ship's bunkers typically is determined by the national or other domestic laws in the jurisdiction where the events or damages occur.
Ships are required to maintain a certificate attesting that they maintain adequate insurance to cover an incident. In jurisdictions, such as the United States where the CLC or the Bunker Convention has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or on a strict-liability basis.
Anti‑Fouling Requirements
In 2001, the IMO adopted the International Convention on the Control of Harmful Anti‑fouling Systems on Ships, or the "Anti‑fouling Convention." The Anti‑fouling Convention, which entered into force on September 17, 2008, prohibits the use of organotin compound coatings to prevent the attachment of mollusks and other sea life to the hulls of vessels. Vessels of over 400 gross tons engaged in international voyages will also be required to undergo an initial survey before the vessel is put into service or before an International Anti‑fouling System Certificate is issued for the first time; and subsequent surveys when the anti‑fouling systems are altered or replaced. We have obtained Anti‑fouling System Certificates for all of our vessels that are subject to the Anti‑fouling Convention.
Compliance Enforcement
Noncompliance with the ISM Code or other IMO regulations may subject the ship owner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. The USCG and European Union authorities have indicated that vessels not in compliance with the ISM Code by applicable deadlines will be prohibited from trading in U.S. and European Union ports, respectively. As of the date of this registration statement, each of our vessels is ISM Code certified. However, there can be no assurance that such certificates will be maintained in the future.  The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our operations.

United States Regulations
The U.S. Oil Pollution Act of 1990 and the Comprehensive Environmental Response, Compensation and Liability Act
The U.S. Oil Pollution Act of 1990 ("OPA") established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all "owners and operators" whose vessels trade or operate within the U.S., its territories and possessions or whose vessels operate in U.S. waters, which includes the U.S.'s territorial sea and its 200 nautical mile exclusive economic zone around the U.S.  The U.S. has also enacted the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), which applies to the discharge of hazardous substances other than oil, except in limited circumstances, whether on land or at sea. OPA and CERCLA both define "owner and operator" in the case of a vessel as any person owning, operating or chartering by demise, the vessel.  Both OPA and CERCLA impact our operations.
Under OPA, vessel owners and operators are "responsible parties" and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels, including bunkers (fuel).  OPA defines these other damages broadly to include:
•	injury to, destruction or loss of, or loss of use of, natural resources and related assessment costs;
•	injury to, or economic losses resulting from, the destruction of real and personal property;
•	loss of subsistence use of natural resources that are injured, destroyed or lost;
•	net loss of taxes, royalties, rents, fees or net profit revenues resulting from injury, destruction or loss of real or personal property, or natural resources;
•	lost profits or impairment of earning capacity due to injury, destruction or loss of real or personal property or natural resources; and
•
net cost of increased or additional public services necessitated by removal activities following a discharge of oil, such as protection from fire, safety or health hazards, and loss of subsistence use of natural resources.

OPA contains statutory caps on liability and damages; such caps do not apply to direct cleanup costs.  Effective December 21, 2015, the USCG adjusted the limits of OPA liability for a tank vessel, other than a single-hull tank vessel, over 3,000 gross tons liability to the greater of $2,200 per gross ton or $18,796,800 (subject to periodic adjustment for inflation).  These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship), or a responsible party's gross negligence or willful misconduct. The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident where the responsible party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.
CERCLA contains a similar liability regime whereby owners and operators of vessels are liable for cleanup, removal and remedial costs, as well as damages for injury to, or destruction or loss of, natural resources, including the reasonable costs associated with assessing the same, and health assessments or health effects studies. There is no liability if the discharge of a hazardous substance results solely from the act or omission of a third party, an act of God or an act of war. Liability under CERCLA is limited to the greater of $300 per gross ton or $5.0 million for vessels carrying a hazardous substance as cargo and the greater of $300 per gross ton or $500,000 for any other vessel. These limits do not apply (rendering the responsible person liable for the total cost of response and damages) if the release or threat of release of a hazardous substance resulted from willful misconduct or negligence, or the primary cause of the release was a violation of applicable safety, construction or operating standards or regulations.  The limitation on liability also does not apply if the responsible person fails or refused to provide all reasonable cooperation and assistance as requested in connection with response activities where the vessel is subject to OPA.

OPA and CERCLA each preserve the right to recover damages under existing law, including maritime tort law.  OPA and CERCLA both require owners and operators of vessels to establish and maintain with the USCG evidence of financial responsibility sufficient to meet the maximum amount of liability to which the particular responsible person may be subject. Vessel owners and operators may satisfy their financial responsibility obligations by providing a proof of insurance, a surety bond, qualification as a self-insurer or a guarantee. We comply and plan to comply going forward with the USCG's financial responsibility regulations by providing applicable certificates of financial responsibility.
OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, provided they accept, at a minimum, the levels of liability established under OPA and some states have enacted legislation providing for unlimited liability for oil spills.  Many U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance.  These laws may be more stringent than U.S. federal law.  Moreover, some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters, although in some cases, states which have enacted this type of legislation have not yet issued implementing regulations defining vessel owners' responsibilities under these laws. The Company intends to comply with all applicable state regulations in the ports where the Company's vessels call.
We currently maintain pollution liability coverage insurance in the amount of $1 billion per incident for each of our vessels. If the damages from a catastrophic spill were to exceed our insurance coverage, it could have an adverse effect on our business and results of operation.
Other United States Environmental Regulations
The U.S. Clean Air Act of 1970 (including its amendments of 1977 and 1990) ("CAA") requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas. The CAA also requires states to draft State Implementation Plans, or SIPs, designed to attain national health-based air quality standards in each state. Although state-specific, SIPs may include regulations concerning emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment. Our vessels operating in such regulated port areas with restricted cargoes are equipped with vapor recovery systems that satisfy these existing requirements.
The U.S. Clean Water Act ("CWA") prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges.  The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA.  In 2015, the EPA expanded the definition of "waters of the United States" ("WOTUS"), thereby expanding federal authority under the CWA.  Following litigation on the revised WOTUS rule, in December 2018, the EPA and Department of the Army proposed a revised, limited definition of "waters of the United States."  The effect of this proposal on U.S. environmental regulations is still unknown.
The EPA and the USCG have also enacted rules relating to ballast water discharge, compliance with which requires the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial costs, and/or otherwise restrict our vessels from entering U.S. Waters.  The EPA will regulate these ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters pursuant to the Vessel Incidental Discharge Act ("VIDA"), which was signed into law on December 4, 2018 and will replace the 2013 Vessel General Permit ("VGP") program (which authorizes discharges incidental to operations of commercial vessels and contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in U.S. waters, stringent requirements for exhaust gas scrubbers, and requirements for the use of environmentally acceptable lubricants) and current Coast Guard ballast water management regulations adopted under the U.S. National Invasive Species Act ("NISA"), such as mid-ocean ballast exchange programs and installation of approved USCG technology.  VIDA establishes a new framework for the regulation of vessel incidental discharges under the CWA, requires the EPA to develop performance standards for those discharges within two years of enactment, and requires the U.S. Coast Guard to develop implementation, compliance, and enforcement regulations within two years of EPA's promulgation of standards.  Under VIDA, all provisions of the 2013 VPG and USCG regulations regarding ballast water treatment remain in force and effect until the EPA and U.S. Coast Guard regulations are finalized.  Non-military, non-recreational vessels greater than 79 feet in length must continue to comply with the requirements of the VGP, including submission of a Notice of Intent ("NOI") or retention of a PARI form and submission of annual reports. We have submitted NOIs for our vessels where required. Compliance with the EPA, U.S. Coast Guard and state regulations could require the installation of ballast water treatment equipment on our vessels or the implementation of other port facility disposal procedures at potentially substantial cost, or may otherwise restrict our vessels from entering U.S. waters.

European Union Regulations
In October 2009, the European Union amended a directive to impose criminal sanctions for illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water. Aiding and abetting the discharge of a polluting substance may also lead to criminal penalties. The directive applies to all types of vessels, irrespective of their flag, but certain exceptions apply to warships or where human safety or that of the ship is in danger. Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims.  Regulation (EU) 2015/757 of the European Parliament and of the Council of 29 April 2015 (amending EU Directive 2009/16/EC) governs the monitoring, reporting and verification of carbon dioxide emissions from maritime transport, and, subject to some exclusions, requires companies with ships over 5,000 gross tonnage to monitor and report carbon dioxide emissions annually starting on January 1, 2018, which may cause us to incur additional expenses.
The European Union has adopted several regulations and directives requiring, among other things, more frequent inspections of high-risk ships, as determined by type, age, and flag as well as the number of times the ship has been detained. The European Union also adopted and extended a ban on substandard ships and enacted a minimum ban period and a definitive ban for repeated offenses. The regulation also provided the European Union with greater authority and control over classification societies, by imposing more requirements on classification societies and providing for fines or penalty payments for organizations that failed to comply. Furthermore, the EU has implemented regulations requiring vessels to use reduced sulfur content fuel for their main and auxiliary engines. The EU Directive 2005/33/EC (amending Directive 1999/32/EC) introduced requirements parallel to those in Annex VI relating to the sulfur content of marine fuels. In addition, the EU imposed a 0.1% maximum sulfur requirement for fuel used by ships at berth in EU ports.
International Labor Organization
The International Labor Organization (the "ILO") is a specialized agency of the UN that has adopted the Maritime Labor Convention 2006 ("MLC 2006"). A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance is required to ensure compliance with the MLC 2006 for all ships above 500 gross tons in international trade. We believe that all our vessels are in substantial compliance with and are certified to meet MLC 2006.
Greenhouse Gas Regulation
Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions with targets extended through 2020.  International negotiations are continuing with respect to a successor to the Kyoto Protocol, and restrictions on shipping emissions may be included in any new treaty. In December 2009, more than 27 nations, including the U.S. and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions.  The 2015 United Nations Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016 and does not directly limit greenhouse gas emissions from ships.  On June 1, 2017, the U.S. President announced that the United States intends to withdraw from the Paris Agreement.  The timing and effect of such action has yet to be determined, but the Paris Agreement provides for a four-year exit process.
At MEPC 70 and MEPC 71, a draft outline of the structure of the initial strategy for developing a comprehensive IMO strategy on reduction of greenhouse gas emissions from ships was approved. In accordance with this roadmap, in April 2018, nations at the MEPC 72 adopted an initial strategy to reduce greenhouse gas emissions from ships.  The initial strategy identifies "levels of ambition" to reducing greenhouse gas emissions, including (1) decreasing the carbon intensity from ships through implementation of further phases of the EEDI for new ships; (2) reducing carbon dioxide emissions per transport work, as an average across international shipping, by at least 40% by 2030, pursuing efforts towards 70% by 2050, compared to 2008 emission levels; and (3) reducing the total annual greenhouse emissions by at least 50% by 2050 compared to 2008 while pursuing efforts towards phasing them out entirely.  The initial strategy notes that technological innovation, alternative fuels and/or energy sources for international shipping will be integral to achieve the overall ambition.  These regulations could cause us to incur additional substantial expenses.

The EU made a unilateral commitment to reduce overall greenhouse gas emissions from its member states from 20% of 1990 levels by 2020. The EU also committed to reduce its emissions by 20% under the Kyoto Protocol's second period from 2013 to 2020.  Starting in January 2018, large ships calling at EU ports are required to collect and publish data on carbon dioxide emissions and other information.
In the United States, the EPA issued a finding that greenhouse gases endanger the public health and safety, adopted regulations to limit greenhouse gas emissions from certain mobile sources, and proposed regulations to limit greenhouse gas emissions from large stationary sources. However, in March 2017, the U.S. President signed an executive order to review and possibly eliminate the EPA's plan to cut greenhouse gas emissions.  The EPA or individual U.S. states could enact environmental regulations that would affect our operations.
Any passage of climate control legislation or other regulatory initiatives by the IMO, the EU, the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol or Paris Agreement, that restricts emissions of greenhouse gases could require us to make significant financial expenditures which we cannot predict with certainty at this time. Even in the absence of climate control legislation, our business may be indirectly affected to the extent that climate change may result in sea level changes or certain weather events.
Vessel Security Regulations
Since the terrorist attacks of September 11, 2001 in the United States, there have been a variety of initiatives intended to enhance vessel security such as the U.S. Maritime Transportation Security Act of 2002 ("MTSA"). To implement certain portions of the MTSA, the USCG issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States and at certain ports and facilities, some of which are regulated by the EPA.
Similarly, Chapter XI-2 of the SOLAS Convention imposes detailed security obligations on vessels and port authorities and mandates compliance with the International Ship and Port Facilities Security Code ("the ISPS Code"). The ISPS Code is designed to enhance the security of ports and ships against terrorism. To trade internationally, a vessel must attain an International Ship Security Certificate ("ISSC") from a recognized security organization approved by the vessel's flag state. Ships operating without a valid certificate may be detained, expelled from, or refused entry at port until they obtain an ISSC.  The various requirements, some of which are found in the SOLAS Convention, include, for example, on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship's identity, position, course, speed and navigational status; on-board installation of ship security alert systems, which do not sound on the vessel but only alert the authorities on shore; the development of vessel security plans; ship identification number to be permanently marked on a vessel's hull; a continuous synopsis record kept onboard showing a vessel's history including the name of the ship, the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship's identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and compliance with flag state security certification requirements.
The USCG regulations, intended to align with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures, provided such vessels have on board a valid ISSC that attests to the vessel's compliance with the SOLAS Convention security requirements and the ISPS Code. Future security measures could have a significant financial impact on us.  We intend to comply with the various security measures addressed by MTSA, the SOLAS Convention and the ISPS Code.
Inspection by Classification Societies
The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and SOLAS. Most insurance underwriters make it a condition for insurance coverage and lending that a vessel be certified "in class" by a classification society which is a member of the International Association of Classification Societies, the IACS.  The IACS has adopted harmonized Common Structural Rules, or the Rules, which apply to oil tankers and bulk carriers constructed on or after July 1, 2015.  The Rules attempt to create a level of consistency between IACS Societies.  All of our vessels are certified as being "in class" by American Bureau of Shipping.

A vessel must undergo annual surveys, intermediate surveys, dry-dockings and special surveys. In lieu of a special survey, a vessel's machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Every vessel is also required to be dry-docked every five years for inspection of the underwater parts of the vessel.  If any vessel does not maintain its class and/or fails any annual survey, intermediate survey, dry-docking or special survey, the vessel will be unable to carry cargo between ports and will be unemployable and uninsurable which could cause us to be in violation of certain covenants in our financing agreements. Any such inability to carry cargo or be employed, or any such violation of covenants, could have a material adverse impact on our financial condition and results of operations.
Risk of Loss and Liability Insurance
General
The operation of any cargo vessel includes risks such as mechanical failure, physical damage, collision, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, piracy incidents, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. OPA, which imposes virtually unlimited liability upon shipowners, operators and bareboat charterers of any vessel trading in the exclusive economic zone of the United States for certain oil pollution accidents in the United States, has made liability insurance more expensive for shipowners and operators trading in the United States market. We carry insurance coverage as customary in the shipping industry. However, not all risks can be insured, specific claims may be rejected, and we might not be always able to obtain adequate insurance coverage at reasonable rates.
Marine and War Risks Insurance
We have in force marine hull and machinery and war risks insurance for all of our vessels. Our marine hull and machinery insurance covers risks of particular and general average and actual or constructive total loss from collision, fire, grounding, engine breakdown and other insured named perils up to an agreed amount per vessel. Our war risks insurance covers the risks of particular and general average and actual or constructive total loss from acts of war and civil war, terrorism, piracy, confiscation, seizure, capture, vandalism, sabotage, and other war-related named perils. We have also arranged coverage for increased value for each vessel. Under this increased value coverage, in the event of total loss of a vessel, we will be able to recover amounts in excess of those recoverable under the hull and machinery policy in order to compensate for additional costs associated with replacement of the loss of the vessel. Each vessel is covered up to at least its fair market value at the time of the insurance attachment and subject to a fixed deductible per each single accident or occurrence.
Protection and Indemnity Insurance
Protection and indemnity insurance is provided by mutual protection and indemnity associations, or P&I Associations, and covers our third-party liabilities in connection with our shipping activities. This includes third-party liability and other related expenses of injury or death of crew, passengers and other third parties, loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances, and salvage, towing and other related costs, including wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations, or "clubs."
Our current protection and indemnity insurance coverage for pollution is $1 billion per vessel per incident. The 13 P&I Associations that comprise the International Group insure approximately 90% of the world's commercial tonnage and have entered into a pooling agreement to reinsure each association's liabilities. The International Group's website states that the Pool provides a mechanism for sharing all claims in excess of US$ 10 million up to, currently, approximately US$ 8.2 billion.  As a member of a P&I Association, which is a member of the International Group, we are subject to calls payable to the associations based on our claim records as well as the claim records of all other members of the individual associations and members of the shipping pool of P&I Associations comprising the International Group.

Permits and Authorizations
We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to our vessels. The permits, licenses and certificates that are required depend upon several factors, including the commodity transported, the waters in which the vessel operates, the nationality of the vessel's crew and the age of the vessel. We have obtained all permits, licenses and certificates currently required to permit our vessels to operate. Additional laws and regulations, environmental or otherwise, may be adopted which could limit our ability to do business or increase the cost of us doing business.
LNG Safety

LNG shipping is generally safe relative to other forms of commercial marine transportation. In the past forty years, there have been no significant accidents or cargo spillages involving an LNG carrier, even though over 40,000 LNG voyages have been made during that time.

LNG is non-toxic and non-explosive in its liquid state. It only becomes explosive or inflammable when it is heated, vaporized, and in a confined space within a narrow range of concentrations in the air (5% to 15%). The risks and hazards from an LNG spillage vary depending on the size of the spillage, the environmental conditions, and the site at which the spillage occurs.

Competition

We operate in markets that are highly competitive and based primarily on supply and demand. The process of obtaining new time charters generally involves intensive screening and competitive bidding, and often extends for several months. LNG carrier time charters are generally awarded based upon a variety of factors relating to the vessel operator, including but not limited to price, customer relationships, operating expertise, professional reputation and size, age and condition of the vessel. We believe that the LNG shipping industry is characterized by the significant time required to develop the operating expertise and professional reputation necessary to obtain and retain charterers.

We expect substantial competition for providing marine transportation services for potential LNG projects from a number of experienced companies, including state-sponsored entities and major energy companies. Many of these competitors have significantly greater financial resources and larger and more versatile fleets than we do. We anticipate that an increasing number of marine transportation companies, including many with strong reputations and extensive resources and experience, will enter the LNG transportation market. This increased competition may cause greater price competition for time charters.

Seasonality

Historically, LNG trade, and therefore charter rates, increased in the winter months and eased in the summer months as demand for LNG in the Northern Hemisphere rose in colder weather and fell in warmer weather.  The LNG industry in general has become less dependent on the seasonal transport of LNG than a decade ago as new uses for LNG have developed, spreading consumption more evenly over the year.  There is a higher seasonal demand during the summer months due to energy requirements for air conditioning in some markets and a pronounced higher seasonal demand during the winter months for heating in other markets.

C.	Organizational Structure
FLEX LNG was initially incorporated under the laws of the British Virgin Islands in 2006 and re-domiciled, by way of continuation, into Bermuda in 2017. We operate principally through our wholly-owned subsidiaries, which are incorporated in Bermuda, the United Kingdom, Norway, the Isle of Man and the Marshall Islands. A list of our subsidiaries is filed herewith as Exhibit 8.1.

D.	Property, Plants and Equipment
We own no properties other than our vessels. For a description of our fleet, see "Item 4. Information on the Company—B. Business Overview—Our Fleet."
We lease office space in Oslo, Norway from Seatankers Management Norway AS, a related party.
Patents, Licenses and Trademarks
We have no material patents and do not use any licenses other than ordinary information technology licenses.
We have registered our primary domain: www.flexlng.com.
ITEM 4A.	UNRESOLVED STAFF COMMENTS
None.
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The following presentation of management's discussion and analysis of results of operations and financial condition should be read in conjunction with our audited consolidated financial statements, and related notes, and other financial information appearing in "Item 18. Financial Statements." You should also carefully read the following discussion with the sections of this registration statement entitled "Explanatory Note and Presentation of Our Financial Data," "Item 3. Key Information—D. Risk Factors," "Item 4. Information on the Company—B. Business Overview," and "Cautionary Statement Regarding Forward-Looking Statements." This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth in "Item 3. Key Information—D. Risk Factors" and elsewhere in this registration statement.
The audited consolidated financial statements as of and for the years ended December 31, 2018 and 2017 have been prepared in accordance with U.S. GAAP. The financial statements are presented in U.S. dollars.

A.	Operating Results

Important Financial and Operational Terms and Concepts
We use a variety of financial and operational terms and concepts when analyzing our performance. These include the following:
Voyage Revenues. Our time charter revenues are driven primarily by the number of vessels in our fleet, the amount of daily charter hire that our LNG carriers earn under time charters and the number of revenue earning days during which our vessels generate revenues. These factors are, in turn, affected by our decisions relating to vessel acquisitions, the amount of time that our LNG carriers spend dry-docked undergoing repairs, maintenance and upgrade work, the age, condition and specifications of our vessels and the levels of supply and demand in the LNG carrier charter market. Our revenues will also be affected if any of our charterers cancel a time charter or if we agree to renegotiate charter terms during the term of a charter resulting in aggregate revenue reduction. Our time charter arrangements have been contracted in varying rate environments and expire at different times. The Company employs all of its vessels on time charter contracts, which the Company has established to contain a lease since the vessel is a specified asset, the charterer has the right to direct the use of the vessel and there is no substantive substitution rights. All revenue from time charter contracts are therefore not recognized under ASC 606 Revenue from Contracts with Customers and instead are recognized as operating leases under ASC 842 Leases, for which it has early adopted from January 1, 2017. We recognize revenues from time charters over the term of the charter as the applicable vessel operates under the charter. Under time charters, revenue is not recognized during days a vessel is off-hire. Revenue is recognized from delivery of the vessel to the charterer, until the end of the time charter period. Under time charters, we are responsible for providing the crewing and other services related to the vessel's operations, the cost of which is included in the daily hire rate, except when off-hire.
Refer to Note 3 in the Financial Statements for additional information related to the adoption of ASC 606 Revenue from Contracts with Customers and ASC 842 Leases.
Off-hire (Including Commercial Waiting Time). When a vessel is "off-hire"—or not available for service—the charterer generally is not required to pay the time charter hire rate and we are responsible for all costs. Prolonged off-hire may lead to vessel substitution or termination of a time charter. Our vessels may be out of service, that is, off-hire, for several reasons: scheduled dry-docking, special survey, vessel upgrade or maintenance or inspection, which we refer to as scheduled off-hire; days spent waiting or positioning for a charter, which we refer to as commercial waiting time; and unscheduled repairs, maintenance, operational efficiencies, equipment breakdown, accidents, crewing strikes, certain vessel detentions or similar problems, or our failure to maintain the vessel in compliance with its specifications and contractual standards or to provide the required crew, which we refer to as unscheduled off-hire. We have obtained loss of hire insurance to protect us against loss of income in the event one of our vessels cannot be employed due to damage that is covered under the terms of our hull and machinery insurance. Under our loss of hire policies, our insurer generally will pay us the hire rate agreed in respect of each vessel for each day in excess of 14 days and with a maximum period of 120 days.
Voyage Expenses. Voyage expenses primarily include port and canal charges, bunker (fuel) expenses and agency fees which are paid for by the charterer under our time charter arrangements or by us during periods of off-hire except for commissions, which are always paid for by us. We may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time charter, during periods of commercial waiting time or while off-hire during a period of dry-docking. Voyage expenses can be higher when vessels trade on shorter term charters or in the spot market due to fuel consumption during idling, cool down requirements, commercial waiting time in between charters and positioning and repositioning costs. From time to time, in accordance with industry practice, we pay commissions ranging up to 1.25% of the total daily charter rate under the charters to unaffiliated ship brokers, depending on the number of brokers involved with arranging the charter.

Vessel Operating Expenses. Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses for repairs and maintenance, the cost of spares and consumable stores, lubricant costs, statutory and classification expenses, forwarding and communications expenses and other miscellaneous expenses. Vessel operating expenses are paid by the ship-owner under time charters and are recognized as expenses when incurred. We expect that insurance costs, dry-docking and maintenance costs will increase as our vessels age. Factors beyond our control, some of which may affect the shipping industry in general—for instance, developments relating to market premiums for insurance, industry and regulatory requirements and changes in the market price of lubricants due to increases in oil prices—may also cause vessel operating expenses to increase.
Dry-docking. We must periodically dry-dock each of our vessels for inspection, repairs and maintenance and any modifications required to comply with industry certification or governmental requirements. In accordance with industry certification requirements, we mandatorily dry-dock our vessels every 60 months. Special survey and dry-docking costs (consisting of direct costs, including shipyard costs, paints and class renewal expense, and peripheral costs, including spare parts, service engineer attendance) are capitalized and depreciated over the period until the next dry-dock. The number of dry-dockings undertaken in a given period and the nature of the work performed determine the level of dry-docking expenditures.
Depreciation. We depreciate the cost of our vessels on the basis of two components: a vessel component and a dry-docking component. We depreciate our LNG carriers on a straight-line basis over their remaining useful economic lives. Depreciation is based on the cost of the vessel less its estimated salvage value. We estimate the useful life of the LNG carriers in our Fleet to be 35 years from their initial delivery from the shipyard, consistent with LNG industry practice. Vessel residual value is estimated based on historical market trends and represents Management's best estimate of the current selling price assuming the vessels are already of age and condition expected at the end of its useful life. The assumptions made reflect our experience, market conditions and the current practice in the LNG industry; however they required more discretion since there is a lack of historical references in scrap prices of similar types of vessels. The dry-docking component of the vessel’s cost is depreciated over five years (the period within which each vessel is required to be dry-docked). We capitalize the costs associated with the dry-docking and amortize these costs on a straight-line basis over the period to the next expected dry-docking. We have adopted the "built in overhaul" method for when a vessel is newly acquired, or constructed, whereby a proportion of the cost of the vessel is allocated to the components expected to be replaced at the next dry-docking based on the expected costs relating to the next dry-docking.

Interest and Finance Costs. We incur interest expense on outstanding indebtedness under our existing debt agreements which we include in interest and finance costs. Interest expense depends on our overall level of borrowings and may significantly increase when we take delivery of, acquire or refinance ships. Interest expense may also change with prevailing interest rates, although interest rate swaps or other derivative instruments may reduce the effect of these changes. We also incur financing and legal costs in connection with establishing debt agreements, which are deferred and amortized to interest and finance costs using the effective interest method. We will incur additional interest expense in the future on our outstanding borrowings and under future borrowings. For a description of our existing credit facilities, please see "Item 5.—B. Liquidity and Capital Resources—Our Borrowing Activities."
Vessel Lives and Impairment. Vessels are reviewed for impairment quarterly or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group to be tested for possible impairment, we first compare the undiscounted cash flows expected to be generated by that asset to its carrying value. If the carrying value of the long lived asset is not recoverable on an undiscounted cash flow basis, impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals as considered necessary. Since our inception, no impairment loss was recorded in any of our fleet vessels.
Critical Accounting Estimates and Judgments
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in our financial statements and accompanying notes. Such estimates and assumptions impact, among others, the following: the amount of uncollectible accounts and accounts receivable, the amount to be paid for certain liabilities, including contingent liabilities, the amount of costs to be capitalized in connection with the construction of our newbuildings and the expected economic life of our vessels. Actual results could differ from those estimates.

Revenue and expense recognition
Our shipping revenues are primarily generated from time charters. In a time charter voyage, the vessel is hired by the charterer for a specified period of time in exchange for consideration which is based on a daily hire rate. Generally, the charterer has the discretion over the ports visited, shipping routes and vessel speed. The contract/charter party generally provides typical warranties regarding the speed and performance of the vessel. The charter party generally has some owner protective restrictions such as that the vessel is sent only to safe ports by the charterer and carries only lawful or non hazardous cargo. In a time charter contract, we are responsible for all the costs incurred for running the vessel such as crew costs, vessel insurance, repairs and maintenance and lubes. The charterer bears the voyage related costs such as bunker expenses, port charges, canal tools during the hire period. The performance obligations in a time charter contract are satisfied over the term of the contract beginning when the vessel is delivered to the charterer until it is redelivered back to us. The charterer generally pays the charter hire in advance of the upcoming contract period. The time charter contracts are considered operating leases because (i) the vessel is an identifiable asset (ii) we do not have substantive substitution rights and (iii) the charterer has the right to control the use of the vessel during the term of the contract and derives the economic benefits from such use. Time charter revenues are recorded over the term of the charter as a service is provided.
Vessel Impairment
The carrying values of our vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels and the cost of newbuildings tend to fluctuate with changes in charter rates. Historically, both charter rates and vessel values tend to be cyclical. The carrying amounts of vessels that are held and used by us are reviewed for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular vessel or newbuilding may not be fully recoverable. Such indicators may include depressed charter rates and depressed second-hand vessel values. We assess recoverability of the carrying value of each asset on an individual basis by estimating the future undiscounted cash flows expected to result from the asset. If the future net undiscounted cash flows are less than the carrying value of the asset, an impairment loss is recorded equal to the difference between the asset's carrying value and fair value. Fair value is estimated based on values achieved for the sale/purchase of similar vessels and appraised valuations.
Vessels and depreciation
Vessels are stated at cost less accumulated depreciation. We depreciate the cost of our vessels on the basis of two components: a vessel component and a dry-docking component. Vessel depreciation is calculated based on cost less estimated residual value, using the straight-line method, over the useful life of each vessel. The useful life of each vessel is deemed to be 35 years. The residual value is calculated by multiplying the lightweight tonnage of the vessel by the market price of scrap per tonne. The market price of scrap per tonne is calculated as the 10-year average, up to the date of delivery of the vessel, across the three main recycling markets (Far East, Indian sub-continent and Bangladesh). Residual values are reviewed annually. The dry-docking component of the vessel’s cost is depreciated over five years (the period within which each vessel is required to be dry-docked). We capitalize the costs associated with the dry-docking and amortize these costs on a straight-line basis over the period to the next expected dry-docking. We have adopted the "built in overhaul" method for when a vessel is newly acquired, or constructed, whereby a proportion of the cost of the vessel is allocated to the components expected to be replaced at the next dry-docking based on the expected costs relating to the next dry-docking.
Implications of Being an Emerging Growth Company
We had less than $1.07 billion in revenue during our last fiscal year, which means that we are an "emerging growth company" as defined in the JOBS Act. As an emerging growth company, we may take advantage of specified reduced public company reporting requirements that are otherwise applicable generally to public companies, including:
•
the ability to present only two years of audited financial statements and only two years of related Management's Discussion and Analysis of Financial Condition and Results of Operations in the registration statement for our initial public offering;

•
an exemption from the auditor attestation requirement of management's assessment of the effectiveness of our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act; and

•
an exemption from compliance with any new requirements adopted by the PCAOB, requiring mandatory audit firm rotation or a supplement to the auditor's report in which the auditor would be required to provide additional information about the audit and financial statements.

We may choose to take advantage of some or all of these reduced reporting requirements. We may take advantage of these provisions until the end of the fiscal year following the fifth anniversary of the date we first sell our common equity securities pursuant to an effective registration statement under the Securities Act, or such earlier time that we are no longer an emerging growth company. We will cease to be an emerging growth company if we have more than $1.07 billion in "total annual gross revenues" during our most recently completed fiscal year, if we become a "large accelerated filer" with a public float of more than $700 million, or as of any date on which we have issued more than $1 billion in non-convertible debt over the three-year period prior to such date.
In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to "opt out" of such extended transition period, and as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.
For as long as we take advantage of the reduced reporting obligations, the information that we provide shareholders may not be compatible to information provided by other public companies. See "Item 3. Key Information—D. Risk Factors— We are an "emerging growth company" and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our ordinary shares less attractive to investors."
Results of Operations

Year ended December 31, 2018 compared with the year ended December 31, 2017
Vessel operating revenues
(in thousands of $)	2018	2017	Change
Vessel operating revenues	77,209	27,329	49,880

Vessel operating revenues increased by $49.9 million to $77.2 million for the year ended December 31, 2018 (2017: $27.3 million). In 2018 the Company took delivery of four vessels, two in January, one in June and one in July. Two of the vessels have been operating on short-term time charters, while the remaining two have been operating in the spot market.
Vessel operating cost
(in thousands of $)	2018	2017	Change
Vessel operating cost own vessels	(20,061)	(6,732)	(13,329)
Vessel operating cost chartered-in vessels	(6,100)	(29,800)	23,700
Total vessel operating cost	(26,161)	(36,532)	10,371

Vessel operating costs, including, charter hire expense, claim expense, broker commissions and technical operating expenses (such as crewing, insurance, lubes and repairs & maintenance) for the year ended December 31, 2018 amounted to $26.2 million compared to $36.5 million for the year ended December 31, 2017. For the year ended December 31, 2018, vessel operating costs include $6.1 million in relation to vessels chartered-in (2017: $29.8 million). All chartered-in vessels were redelivered by the end of the first quarter of 2018.
Administrative expenses
(in thousands of $)	2018	2017	Change
Administrative Expenses	(4,639)	(3,409)	(1,230)

Administrative expenses increased by $1.2 million to $4.6 million for the year ended December 31, 2018 (2017: $3.4 million). 2018 was the first year FLEX LNG was fully operational, and during 2018 six new employees were recruited.
Depreciation
(in thousands of $)	2018	2017	Change
Depreciation	(17,412)	(2)	(17,410)

Depreciation expense for the year ended December 31, 2018 was $17.4 million, compared to $0.0 million for the year ended December 31, 2017. The Company took delivery of its first four vessels during 2018.
Finance cost
(in thousands of $)	2018	2017	Change
Finance income	607	123	484
Finance cost	(17,781)	(234)	(17,547)
Other financial items	(54)	2,334	(2,388)
Net financial income/(cost)	(17,228)	2,223	(19,451)

Finance income was $0.6 million for the year ended December 31, 2018 compared to $0.1 million for the year ended December 31, 2017. The increase in finance income is due to increased balances in cash, restricted cash and cash equivalents.
Finance costs were $17.8 million for the year ended December 31, 2018 compared to $0.2 million for the year ended December 31, 2017. The increased finance cost is due to the draw down of three bank tranches of $105 million each under the $315 Million Term Loan Facility, two in January 2018 and one in June 2018, and the sale and leaseback of Flex Rainbow in July 2018.
Other financial items were $0.0 million for the year ended December 31, 2018 compared to $2.3 million for the year ended December 31, 2017. The other financial items mainly consist of currency exchange differences. The $2.3 million in 2017 is a foreign exchange gain due to a currency swap of $125 million.
B. Liquidity and Capital Resources
Liquidity and Cash Needs
We operate in a capital-intensive industry and have financed the purchase of the vessels and newbuildings in our Fleet through a combination of cash generated from operations, equity capital and borrowings under our financing agreements. Payment of amounts outstanding under our debt agreements, and all other commitments that we have entered into are made from the cash available to us.
Cash
As of December 31, 2018, we reported cash, restricted cash and cash equivalents, of $55.1 million which represented an increase of $45.1 million, compared to $10.0 million as of December 31, 2017. The increase is primarily due to positive cash flows from operations, proceeds from the 2018 Norwegian Offering, the proceeds received from the $315 Million Term Loan Facility and the Flex Rainbow Sale and Leaseback, which was offset by instalments payable upon delivery of the newbuildings delivered during the year, advance payments in connection with agreements to acquire additional newbuildings in 2018, the scheduled repayment of debt and the repayment of the full outstanding amount under the $270 Million Revolving Credit Facility.
Equity Offerings Impacting our Cash Flow
In February 2017, we completed the First Norwegian Offering of an aggregate of 7,243,478 ordinary shares at a subscription price of NOK 115.00 per share for gross proceeds of NOK 833 million (approximately $100 million, based on the prevailing exchange rate as of February 16, 2017). A portion of the proceeds of the First Norwegian Offering were used to repay certain of our indebtedness.
In March 2017, we issued 7,800,000 of our ordinary shares to Geveran as partial consideration for our acquisition of the Flex Endeavor and the Flex Enterprise, which we purchased from entities related to Geveran through the novation of the newbuilding contracts for the vessels.

In May 2017, we completed the Second Norwegian Offering of an aggregate of 8,947,916 ordinary shares at a subscription price of NOK 120.00 per share for gross proceeds of NOK 1.07 billion (approximately $125 million, based on the prevailing exchange rate as of May 15, 2017).
In June 2017, we completed a Norwegian Offering of 3,797 ordinary shares at a purchase price of NOK 115.00 per share for gross proceeds of approximately NOK 436,735 (approximately $51,633, based on the prevailing exchange rate as of June 6, 2017) to shareholders that were not allocated shares in the 2017 Norwegian Offerings or were residents in a jurisdiction that was not able to participate in the 2017 Norwegian Offerings.
In October 2018, we completed the 2018 Norwegian Offering of an aggregate of 17,293,894 ordinary shares at a purchase price of NOK 142.50 per share for gross proceeds of approximately NOK 2.5 billion (approximately $300 million, based on the prevailing exchange rate as of October 15, 2018).  The net proceeds of the 2018 Norwegian Offering have been used to fund the advance payment portion of the purchase price of the October 2018 Newbuildings and for working capital and general corporate purposes. Geveran purchased 5,764,631 shares in the 2018 Norwegian Offering at the subscription price of NOK 142.50 per share.
Working Capital Needs
Working capital is equal to current assets less current liabilities, including the current portion of long-term debt.  As of December 31, 2018, we had positive working capital of $25.0 million, as compared to $13.2 million as of December 31, 2017, which is primarily the result of positive cash flows from operations.
We believe that our cash flows from operations, amounts available for borrowing under our financing agreements and our cash balance will be sufficient to meet our existing liquidity requirements for at least the next 12 months from the date of this registration statement. We have entered into the $250 Million Term Loan Facility, which remains subject to the satisfaction of customary closing conditions, to partially finance the final installment payments of an aggregate of $288 million due upon the deliveries of the Flex Constellation and the Flex Courageous, which are scheduled for June 2019 and August 2019, respectively. We intend to finance the remaining balance of aggregate $38 million from our available liquidity, including the available amount of up to $270 million under our $270 Million Revolving Credit Facility. If we are unable to fund these obligations, we may default on payments to the sellers, which can potentially result in claims from the sellers for the outstanding payments, and we may not take delivery of the vessels.
Our Borrowing Activities
$270 Million Revolving Credit Facility
On March 7, 2017, in connection with our acquisition of the shipbuilding contracts for the Flex Endeavor and the Flex Enterprise, we, through our wholly-owned subsidiary, Flex LNG Fleet Limited, entered into the $270 Million Revolving Credit Facility with Sterna Finance Ltd., or Sterna, a company related to Geveran, with a term of three years that commenced on the delivery of the first of our Operating Vessels from DSME. We drew the full amount of this facility upon the closing of the vessel acquisition, which we subsequently partially repaid with portions of the proceeds of the 2017 Norwegian Offerings. This facility can be repaid partially or in full at any time at our discretion and we may continue to draw upon the facility at our discretion to the extent the total outstanding amount thereunder does not exceed $270 million at any time and therefore provides us with borrowing flexibility and mitigates risk for our financing of newbuildings.
On December 21, 2017, we amended the facility agreement, and share pledges over the shares of our wholly-owned subsidiaries which own the Flex Endeavor and the Flex Enterprise were released as security under the facility. The newbuildings Flex Constellation and Flex Courageous now serve as security under the facility. As amended, the facility matures 12 months following the delivery of Flex Courageous, which is expected to be delivered in August 2019, after which, $30 million will be available to us as borrowings for working capital until July 1, 2023, unless otherwise mutually agreed with the lender. The facility bears interest at LIBOR plus a margin of 3.0% per annum.
The facility agreement contains customary representation and warranties and undertakings such as limitations on disposal of assets and compliance with law provisions, acceleration of loan upon a change of control provision and other standard terms and conditions usually found in loan facilities based on arm's length terms. FLEX LNG Ltd. serves as guarantor under the facility. For the year ended December 31, 2018, we paid interest under this facility of $2.7 million (2017: $1.3 million). As of December 31, 2018, the outstanding amount under this facility was $0.0 million (December 31, 2017: $160.0 million), as the facility was fully repaid in July 2018.

$315 Million Term Loan Facility
On December 20, 2017, we, through three of our vessel owning subsidiaries, entered into the $315 Million Term Loan Facility with a syndicate of banks to partially finance the first three vessels in our Fleet, the Flex Endeavor, the Flex Enterprise, and the Flex Ranger, which serve as collateral under the facility. FLEX LNG Ltd. and Flex LNG Fleet Limited, our wholly owned subsidiary, serve as guarantors under the facility. In January 2018, we drew down two $105 million loan tranches under the facility in connection with the delivery of the Flex Endeavor and the Flex Enterprise. The third $105 million tranche was utilized in connection with the delivery of the Flex Ranger in June 2018. The facility bears interest at LIBOR plus a margin of 2.85% per annum and matures on June 22, 2023, which is five years from the delivery date of the third and final vessel financed under the facility, which was June 22, 2018.  As of December 31, 2018, the net outstanding indebtedness under the facility was $301.0 million.
Pursuant to the facility agreement, we have an option, subject consent from the lenders under the facility, to substitute one or more of the vessels which serve as collateral under the facility with other vessels in our Fleet. We may also request the lenders to make available a fourth tranche to finance a fourth collateral vessel and to increase the amount of borrowings available under a tranche in the event that we secure employment for a collateral vessel with a duration of minimum five years and with a charterer acceptable to the lenders.
The facility has the following financial covenants, tested quarterly, which requires FLEX LNG (on a consolidated basis) to maintain at all times, among other things: (i) a book equity ratio of a minimum of 0.25 to 1.0, (ii) a positive working capital, and (iii) minimum liquidity of the higher of $15 million or an amount equal to 5% of our total interest bearing debt on a consolidated basis (excluding the $270 Million Revolving Credit Facility) and net of any cash and cash equivalents. The facility also requires each vessel owning subsidiary acting as borrower under the facility to maintain at all times, among other things: (i) positive working capital and (ii) minimum liquidity of $1.2 million. The facility includes a dividend restriction, limiting distributions to circumstances where (i) no default is existing on the time when the distribution is to be made or would result from the making, payment or declaration of the distribution; and (ii) such distributions are in aggregate limited to 50% of FLEX LNG's accumulated and consolidated annual net profits as from January 1, 2018 calculated on the basis of the ultimate parent's audited consolidated financial statements; or (iii) as otherwise consented to in writing by the facility agent. The facility also requires us to provide additional security or prepay an amount of the loan facility as necessary to maintain the fair market value of the vessels securing the loan facility at not less than specified percentages of the principal amount outstanding under the loan facility.
Flex Rainbow Sale and Leaseback
On July 12, 2018, we, through our wholly-owned subsidiary, Flex LNG Rainbow Ltd., which owns the Flex Rainbow, entered into a sale leaseback transaction, or the Flex Rainbow Sale and Leaseback, for the vessel with Xiang CH13 HK International Ship Lease Co., Limited, a Hong Kong-based lessor, for a lease period of ten years. The gross sales price under the lease was $210 million, of which $52.5 million represented advance hire for the ten-year lease period. We have the option to re-purchase the vessel at or after the second anniversary of the agreement, and on each anniversary thereafter, until the end of the lease period. The bareboat rate payable under the lease has a fixed element, treated as principal repayment, and a variable element based on LIBOR plus a margin of 3.50% per annum on the outstanding under the lease. The facility requires us to provide additional security, by way of a deposit, as necessary to maintain the fair market value of the vessel at not less than a specified percentage of the principal amount outstanding under the lease.  As of December 31, 2018, the net outstanding under the lease was $154.0 million.
$250 Million Credit Facility
In April 2019, we, through two of our wholly-owned subsidiaries, entered into the $250 Million Term Loan Facility with a syndicate of banks to partially finance the two Newbuilding Vessels, Flex Constellation and Flex Courageous, which will serve as collateral for the facility. The facility remains subject to the satisfaction of customary closing conditions and is expected to be drawn upon delivery of the vessels from the shipyard, currently scheduled for June and August 2019, respectively. The facility has a term of five years from delivery of the last vessel and will bear interest at LIBOR plus a margin of 2.35% per annum.
The facility contains financial covenants, tested quarterly, which requires FLEX LNG (on a consolidated basis) to maintain at all times, among other things: (i) a book equity ratio of a minimum of 0.25 to 1.0, (ii) a positive working capital, and (iii) minimum liquidity of the higher of $25 million or an amount equal to 5% of our total interest bearing debt on a consolidated basis (excluding the $270 Million Revolving Credit Facility) and net of any cash and cash equivalents. The facility also requires us to provide additional security or prepay an amount of the loan facility as necessary to maintain the fair market value of the vessels securing the loan facility at not less than specified percentages of the principal amount outstanding under the loan facility.
Flex Endeavour and Flex Enterprise Sale and Time Charter Agreements
In April 2019, we, through two of our wholly owned subsidiaries, entered into sale and time charter agreements for the vessels Flex Endeavour and Flex Enterprise.  Under the agreements, we have agreed to sell the vessels to Triple H No. 3 Ltd. and Triple H No. 4 Ltd., respectively, for a gross consideration of $210.0 million per vessel, with a net consideration of $150.0 million per vessel adjusted for a non-amortizing and non-interest bearing seller’s credit of $60.0 million per vessel.  Flex Endeavour and Flex Enterprise are contracted to be chartered back from Hyundai Glovis on a time-charter basis to us, through our subsidiaries, for a period of ten years.  We have options to acquire these vessels during the term of the time-charters. At the end of the ten-year charter period, we have the right to acquire the vessels for a consideration of $75.0 million per vessel, net of the $60.0 million seller’s credit per vessel. The existing ship management agreements are expected to be novated to Hyundai Glovis, securing the continuation of our ship management services. The transaction remains subject to the satisfaction of customary closing conditions and is expected to close in the third quarter of 2019.  The two vessels are currently financed under the $315 Million Term Loan Facility, and upon closing of the transaction, the existing mortgage loans for the two vessels totaling approximately $194.0 million will be prepaid.

Loan Covenants

Certain of our financing agreements discussed above, have, among other things, the following financial covenants, as amended or waived, the most stringent of which require us (on a consolidated basis) to maintain:
•	a book equity ratio of minimum 0.25 to 1.0;
•	a positive working capital; and
•
liquidity of minimum the higher of: (i) $25 million; or (ii) an amount equal to five per cent (5%) of our total interest bearing financial indebtedness (excluding the $270 Million Revolving Credit Facility) and net of any cash and cash equivalents

Our financing agreements discussed above have, among other things, restrictive covenants which would restrict our ability to:
(i)	declare, make or pay any dividend, charge, fee or other distribution (whether in cash or in kind) on or in respect of its share capital (or any class of its share capital);
(ii)	pay any interest or repay any principal amount (or capitalized interest) on any debt to any of its shareholders;
(iii)	redeem, repurchase or repay any of its share capital or resolve to do so; or
(iv)	enter into any transaction or arrangement having a similar effect as described in (i) through (iii) above.
A violation of any of the financial covenants contained in our financing agreements described above may constitute an event of default under all of our financing agreements, which, unless cured within the grace period set forth under the financing agreement, if applicable, or waived or modified by our lenders, provides our lenders, by notice to the borrowers, with the right to, among other things, cancel the commitments immediately, declare that all or part of the loan, together with accrued interest, and all other amounts accrued or outstanding under the agreement, be immediately due and payable, enforce any or all security under the security documents, and/or exercise any or all of the rights, remedies, powers or discretions granted to the facility agent or finance parties under the finance documents or by any applicable law or regulation or otherwise as a consequence of such event of default.
Furthermore, our financing agreements contain a cross-default provision that may be triggered by a default one of our other financing agreement. A cross-default provision means that a default on one loan would result in a default on certain of our other loans. Because of the presence of cross-default provisions in certain of our financing agreements, the refusal of any one lender under our financing agreements to grant or extend a waiver could result in certain of our indebtedness being accelerated, even if our other lenders under our financing agreements have waived covenant defaults under the respective agreements. If our secured indebtedness is accelerated in full or in part, it would be very difficult in the current financing environment for us to refinance our debt or obtain additional financing and we could lose our vessels and other assets securing our financing agreements if our lenders foreclose their liens, which would adversely affect our ability to conduct our business.
Moreover, in connection with any waivers of or amendments to our financing agreements that we have obtained, or may obtain in the future, our lenders may impose additional operating and financial restrictions on us or modify the terms of our existing financing agreements. These restrictions may further restrict our ability to, among other things, pay dividends, make capital expenditures or incur additional indebtedness, including through the issuance of guarantees. In addition, our lenders may require the payment of additional fees, require prepayment of a portion of our indebtedness to them, accelerate the amortization schedule for our indebtedness and increase the interest rates they charge us on our outstanding indebtedness.

As of December 31, 2018, we were in compliance with all of the financial covenants contained in our financing agreements.
Cash flow
The following table summarizes our cash flows from operating, investing and financing activities for the periods indicated.
	Year ended December 31,
(in thousands of U.S. dollars)	2018	2017
Net cash provided by (used in) operating activities	35,714	(17,752)
Net cash used in investing activities	(584,433)	(77,714)
Net cash provided by financing activities	593,855	103,988
Net increase in cash and cash equivalents	45,136	8,522
Cash and cash equivalents at beginning of year	9,961	1,439
Cash and cash equivalents at end of year	55,097	9,961

Net cash provided by (used in) operating activities
Cash provided by operating activities increased by $53.5 million to $35.7 million for the year ended December 31, 2018, compared to cash used of $17.8 million in the same period in 2017. The increase in cash generated during the year ended December 31, 2018 was primarily due to delivery of our first two vessels in January 2018, a third vessel in June 2018 and a fourth vessel in July 2018.
Net cash used in investing activities
Net cash flow used in investing activities increased by $506.7 million to $584.4 million in the year ended December 31, 2018, compared to cash used of $77.7 million in the same period in 2017. The increase in cash used was primarily due to delivery of four newbuildings and agreements to acquire additional newbuildings.
Net cash provided by financing activities
Net cash provided by financing activities increased by $489.9 million to $593.9 million in the year ended December 31, 2018, compared to net cash provided of $104.0 million in the same period in 2017. The increase in cash provided during the year ended December 31, 2018 was primarily due to the proceeds received from the $315 Million Term Loan Facility and the Flex Rainbow Sale and Leaseback and proceeds from the 2018 Norwegian Offering, offset by the repayment of the outstanding amounts under the $270 Million Revolving Credit Facility.
The table below sets forth a summary of our capital expenditures in 2018 and 2017.

$ thousand (unaudited)	Year ended 31 December
	2018	2017
Flex Ranger and Flex Rainbow	216,627	—
Flex Endeavour and Flex Enterprise(1)	14,392	376,000
TBN Flex Constellation and TBN Flex Courageous	—	72,000
TBN Flex Aurora and TBN Flex Amber	73,600	—
TBN Flex Reliance, TBN Flex Resolute and TBN Flex Freedom	167,400	—
TBN Flex Volunteer and TBN Flex Vigilant	108,000	—
Capitalized costs(2)	3,928	6,465
Total	585,111	454,465

 (1) Following the acquisition of Flex Endeavour and Flex Enterprise, such vessels have been valued at cost based on the value of the 7,800,000 consideration shares we issued to Geveran as partial consideration for our acquisition of these two vessels and the $270 Million Revolving Credit Facility.
 (2) Capitalized costs in 2017 include transaction costs related to the two vessels acquired in 2017 and capitalized costs in 2018 related to the vessels acquired in 2018.

C.	Research and Development, Patents and Licenses, etc.
Not applicable.
D.	Trend Information
Please see "Item 4. Information on the Company—B. Business Overview—The Liquefied Natural Gas Industry."
E.	Off-Balance Sheet Arrangements
As of December 31, 2018, we had no off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity or capital resources.
F.	Tabular Disclosure of Contractual Obligations
We have contractual obligations and commercial commitments for future payments including newbuilding installment payments. The table below summarizes scheduled payments under our contractual obligations as of December 31, 2018.
Contractual obligations as of December 31, 2018:
(In thousands of U.S. dollars)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Newbuilding commitments	1,225,000	288,000	937,000	-	-
Long-term debt obligations	460,030	23,625	51,882	268,367	116,156
Interest on floating rate debt	143,560	25,617	46,709	40,536	30,698
Total	$1,828,590	$337,242	$1,035,591	$308,903	$146,854
(1)	The loan repayments comprise repayments under the $315 Million Term Loan Facility and the Flex Rainbow Sale and Leaseback.
(2)	The Long-term debt obligation of $460.0 million is gross, before deduction of debt issuing cost of $5.1 million. Carrying value of long-term debt is $455.0 million.
(3)
Interest on floating rate debt was calculated using the three month USD LIBOR as of December 31, 2018 of 2.8% plus margin applicable for each of our credit facilities and the respective outstanding principal as of December 2018.

G. Safe Harbor
Forward-looking information discussed in this Item 5 includes assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as "forward-looking statements." We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. Please see "Cautionary Statement Regarding Forward-Looking Statements" in this registration statement.
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.	Directors and Senior Management
Set forth below are the names, ages and positions of our directors and senior executive officers.
The business address of each of our directors and senior management listed below is Par-La-Ville Place, 14 Par-La-Ville Road, Hamilton, Bermuda.

Name	Age	Position
David McManus	65	Director of the Company and Chairman of the Board of Directors
Marius Hermansen	40	Director of the Company
Ola Lorentzon	69	Director of the Company
Nikolai Grigoriev	45	Director of the Company and Chairperson of the Audit Committee
Oystein M. Kalleklev	39	Chief Executive Officer of Flex LNG Management AS
Harald Gurvin	45	Chief Financial Officer of Flex LNG Management AS

Biographical information concerning the directors and our senior executive officers listed above is set forth below.
David McManus has served as a director of the Company since August 2011. Mr. McManus is currently non-executive director for a number of listed companies, including Hess Corporation, Rockhopper Exploration, and Costain Group PLC. Mr. McManus has 40 years of technical, commercial, and general management experience across all aspects of the international oil and gas business, having held various executive roles at Pioneer Natural Resources, BG Group, ARCO, Ultramar, and Shell. As Chairman of Cape plc, Mr. McManus worked on several global LNG projects such as Sakhalin, Qatargas, and North West Shelf.
Marius Hermansen has served as a director of the Company since December 2015. Mr. Hermansen serves as Head of Sale & Purchase/Newbuildings for Seatankers Management Norway AS, a related party. Mr. Hermansen started out his career as a trainee with AP Moller-Maersk and went on to work over 10 years at Fearnleys Shipbrokers. Mr. Hermansen currently serves as a Director and Chairman of Avance Gas Holding Ltd., a related party. Mr. Hermansen was educated at the Norwegian School of Economics (NHH) in Bergen, Norway.
Ola Lorentzon has served a director of the Company since June 2017. Mr. Lorentzon served as Principal Executive Officer of Golden Ocean Group Limited from 2010 to 2015 and held the role as Chief Executive Officer of Frontline Management AS from 2000 to 2003. From 1986 to 2000, Mr. Lorentzon served as Chief Executive Officer of ICB Shipping. Mr. Lorentzon is also a Director and Chairman of Golden Ocean Group Limited and a Director of Frontline Ltd., both related parties, and Erik Thun AB.
Nikolai Grigoriev has served as a director of the Company since September 2017. From 2008 to 2016, Mr. Grigoriev served as Managing Director, Shipping at Gazprom Marketing & Trading (GMT) in London and Singapore. Prior to GMT, Mr. Grigoriev worked for BG Group and Merrill Lynch in Houston and London in senior LNG shipping, commercial and corporate finance roles. Nikolai holds a B.Sc. in Navigation from Admiral Makarov State Maritime Academy in St. Petersburg, Russia and an MBA from INSEAD in Fontainebleau, France.
Oystein M. Kalleklev joined the Group in October 2017, after serving as Chief Financial Officer of Knutsen NYK Offshore Tankers since 2013 and Chairman of the General Partner of the MLP KNOT Offshore Partners from 2015 to 2017. Previous roles include Chief Financial Officer of industrial investment company Umoe Group, Managing Director of Umoe Invest, Partner of investment bank Clarksons Platou and Business Consultant at Accenture. Mr. Kalleklev holds a MSc in Business and Administration from Norwegian School of Economics and a Bachelor in Business and Finance from Heriot-Watt University. Mr. Kalleklev was appointed Chief Executive Officer of Flex LNG Management AS in August 2018 and also served as interim Chief Financial Officer until January 2019.
Harald Gurvin joined Flex LNG Management AS as Chief Financial Officer in January 2019. He has served as Chief Financial Officer of NYSE listed Ship Finance International Limited (NYSE: SFL) since March 2012. From 2008 until 2012, Mr. Gurvin served as Senior Vice President at Ship Finance. Prior to joining Ship Finance in 2006, he spent seven years with the global shipping group of Fortis Bank in Oslo, focusing on shipping and offshore finance. Mr. Gurvin holds a Master of Science degree in Shipping, Trade and Finance from CASS Business School and a Master of Science degree in Marine Engineering and Naval Architecture from the Norwegian University of Science and Technology.

B.	Compensation
Our Board of Directors is responsible for establishing the executive officers' compensation and benefits. Under Bermuda law, compensation of the executive officers is not required to be determined by an independent committee. Our Board of Directors' process for determining our executive management's remuneration aims to link the performance related element of the remuneration (options and bonus) to value creation for shareholders.
The remuneration of the members of the Board of Directors is determined annually by at our General Meeting, on the basis of the Board of Directors' responsibility, expertise, time commitment and the complexity of our operations. Through our remuneration of directors, part of which has historically been in stock, we have encouraged directors to own our ordinary shares. Remuneration is not linked to our financial or operating performance.
During the year ended December 31, 2018, we paid aggregate cash compensation of approximately $0.9 million and an aggregate amount of approximately $0.1 million for pension, social security and retirement benefits to our directors and executive officers. In addition, we recognized stock and share option compensation of approximately $0.2 million in respect of remuneration to the Board of Directors and share options granted to management pursuant to our Share Option Scheme, as discussed below.

The following table sets out the aggregate 2017 and 2018 compensation to our Directors:

Director	Directors' Fees for 2018	Directors' Fees for 2017
David McManus	$100,000	$100,000
Marius Hermansen	$40,000	$40,000
Ola Lorentzon	$40,000	$20,000
Nikolai Grigoriev	$40,000	$11,000
Georgina Sousa (former director)	$9,484	$5,000
Robin Bakken (former director)	-	$14,000
Total	$229,484	$190,000

Share Option Scheme

On September 7, 2018, our Board of Directors approved our Share Option Scheme, which provides for share options to be granted to directors, officers and eligible employees of the Company and its subsidiaries. The Share Option Scheme was designed to align employees with shareholder value creation and to retain persons. Share options granted under our Share Option Scheme are fully paid ordinary shares of par value U.S. $0.10. No consideration shall be payable to the Company for the grant of an option. The option shall entitle the option holder to subscribe for shares at a price per share equal to the subscription price at the date the option is exercised. The share option scheme shall terminate on the earlier of the following dates: (a) the date (if any) determined by our Board of Directors to be the date of termination of the scheme; and (b) the tenth anniversary of the Adoption Date, meaning the date on which the scheme is approved by our Board of Directors.

On September 7, 2018, our Board of Directors granted an aggregate of 111,000 share options to our senior management in accordance with the terms of the Share Option Scheme. Each option granted pursuant to the Share Option Scheme will have a five-year term and will vest in equal amounts over a three-year vesting period. The options have an exercise price of $14.30 per share, the market price of the options on the date of grant, which will be adjusted for any distribution of dividends made before the relevant options are exercised and has been retroactively adjusted to reflect the one-to-ten reverse stock split which was effective from March 7, 2019.

On November 1, 2018, our Board of Directors granted 30,000 share options to Mr. Gurvin in connection with his appointment as our Chief Financial Officer of Flex LNG Management AS, in accordance with the terms of the Share Option Scheme.  Each option granted pursuant to the Share Option Scheme will have a five-year term and will vest in equal amounts over a three-year vesting period.  The options have an exercise price of $17.60 per share, the market price of the options on the date of grant, which will be adjusted for any distributions or dividends made before the relevant options are exercised and has been retroactively adjusted to reflect the one-to-ten reverse stock split which was effective from March 7, 2019.

C.	Board Practices
Our Board of Directors maintains overall responsibility of the Company and its strategy and is entrusted with various tasks including appointment and supervision of our management team and establishment of strategic, accounting, organizational and financial policies.
We have established an Audit Committee which is responsible for overseeing the quality and integrity of our financial statements and its accounting, auditing and financial reporting practices, our compliance with legal and regulatory requirements and the independent auditor's qualifications, independence and performance. Our audit committee consists of one independent director, Mr. Nikolai Grigoriev, who our Board of Directors has determined qualifies as an "audit committee financial expert" for purposes of the U.S. Securities and Exchange Commission, or the SEC, rules and regulations.
We have not established a nomination committee. Our Board of Directors is responsible for identifying and recommending potential candidates to become board members and recommending directors for appointment to board committees. Shareholders are permitted to identify and recommend potential candidates to become board members, but pursuant to our Bye-Laws, directors are elected by the shareholders in duly convened annual or special general meetings
We have not established a compensation committee. Our Board of Directors is responsible for establishing our executive officers' compensation and benefits. Under Bermuda law, compensation of the executive officers is not required to be determined by an independent committee.
Corporate Governance Practices
Pursuant to an exception under the NYSE listing standards available to foreign private issuers, we are not required to comply with many of the corporate governance practices followed by U.S. companies under the NYSE listing standards. Accordingly, we are exempt from many of NYSE's corporate governance practices other than the requirements regarding the disclosure of a going concern audit opinion, submission of a listing agreement, notification of material non-compliance with NYSE corporate governance practices and the establishment and composition of an audit committee and a formal written audit committee charter. In connection with the expected listing of our ordinary shares on the NYSE, we will certify to the NYSE that our corporate governance practices are in compliance with, and are not prohibited by, Bermuda law. Set forth below is a list of the significant differences between our corporate governance practices and NYSE standards applicable to listed U.S. companies.
Independence of Directors. The NYSE requires that a U.S.-listed company maintain a majority of independent directors. Our Board of Directors consists of four directors, all of which are considered "independent" under Rule 10A-3 promulgated under the Exchange Act and under the rules of the NYSE. Under Bermuda law and our organizational documents, our Board of Directors is not required to consist of a majority of independent directors and in the future our Board of Directors may be comprised of directors a majority of which are not independent.
Audit Committee. The NYSE requires, among other things, that a listed U.S. company have an audit committee comprised of three entirely independent directors. As permitted under Bermuda law and our bye-laws, our audit committee is comprised of one independent director.
Executive Sessions. The NYSE requires that the independent directors of a U.S. listed company have regularly scheduled meetings at which only independent directors are present, or executive sessions. Bermuda law has no such requirement and as such we do not hold executive sessions.
Nominating Committee and Compensation Committee. The NYSE requires that a listed U.S. company have nominating and compensation committees consisting only of independent directors. Under Bermuda law and our organizational documents, we are not required to have nominating committee or a compensation committee and such committees are not required to consist entirely of independent directors. Accordingly, we do not have a nominating committee or a compensation committee.

Corporate Governance Guidelines.  The NYSE requires U.S. companies to adopt and disclose corporate governance guidelines. The guidelines must address, among other things: director qualification standards, director responsibilities, director access to management and independent advisers, director compensation, director orientation and continuing education, management succession and an annual performance evaluation. Such guidelines are not required under Bermuda law and as such we have not adopted such guidelines.
In addition, in lieu of obtaining shareholder approval prior to the issuance of securities, we plan to obtain only the approval of our Board of Directors for such issuances, consistent with Bermuda law and our bye-laws.
As a foreign private issuer, we are not required to solicit proxies or provide proxy statements for all shareholder meetings to the NYSE pursuant to the NYSE corporate governance rules or Bermuda law.  Consistent with the laws of Bermuda, our bye-laws also require that we notify our shareholders of meetings by no less than 5 days before the meeting.  This notification must contain, among other things, information regarding business to be transacted at the meeting.
D.	Employees
As of December 31, 2018, we employed six people through our subsidiaries Flex LNG Management Limited and Flex LNG Management AS.
E.	Share Ownership
The table below shows, in relation to each of our directors and officers, the total number of ordinary shares beneficially owned as of April 1, 2019.
Name	Ordinary shares (1)	Percentage of ordinary shares outstanding
David McManus	89,984	*
Marius Hermansen	6,168	*
Ola Lorentzon	2,159	*
Nikolai Grigoriev	5,993	*
Oystein Kalleklev	10,000	*
Harald Gurvin	5,000	*

* Less than 1% of our outstanding shares.
(1)	Not including options to purchase ordinary shares.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.	Major Shareholders
The following table sets forth the beneficial ownership of our ordinary shares, par value $0.10 per share, as of April 1, 2019 by beneficial owners of 5% or more of the ordinary shares. All of our issued ordinary shares have equal voting rights and are equally entitled to dividends.
	Ordinary Shares Beneficially Owned
Name	Number	Percentage(1)
Geveran Trading Co. Ltd. (2)	24,133,811	44.6%

(1)	Calculated based on 54,103,993 ordinary shares outstanding as of April 1, 2019.
(2)
Geveran is a Cyprus holding company, indirectly controlled by trusts established by Mr. John Fredriksen for the benefit of his immediate family. Mr. Fredriksen disclaims beneficial ownership of the 24,133,811 ordinary shares, except to the extent of his voting and dispositive interests in such ordinary shares and Mr. Fredriksen has no pecuniary interest in such shares.

When this registration statement is declared effective by the SEC, we expect that all of our shares will be issued through the Depository Trust Company ("DTC") and held by Cede & Co., the nominee of DTC other than shares held by our directors and officers and Geveran. In the past three years, there has been a significant change in Geveran's percentage ownership of the Company. Please see "Item 4. Information on the Company—A. History and Development of the Company—Share Issuances and Financing Transactions."

B. Related Party Transactions
General Management Agreements
We have an administrative services agreement with Frontline Management under which they provide us with certain administrative support services, for which we pay our allocation of the actual costs they incur on our behalf, plus a margin. In the year ended December 31, 2018, we paid Frontline Management $0.2 million (excluding newbuilding supervision) for these services (2017: $1 million). As of December 31, 2018, we had a receivable of $1.1 million from Frontline Management (2017: $0.0 million).

We also have an agreement with Seatankers under which they provide us with certain advisory and support services, for which we pay our allocation of the actual costs they incur on our behalf, plus a margin. In the year ended December 31, 2018, we paid Seatankers $0.6 million for such services (2017: $0.3 million). As of December 31, 2018, we had a receivable of $0.7 million from Seatankers (2017: $0.0 million).

Financing Arrangements

On March 7, 2017, we, though our wholly-owned subsidiary, Flex LNG Fleet Limited, entered into the $270 Million Revolving Credit Facility with Sterna, a company related to Geveran. For a description of the $270 Million revolving Credit Facility with Sterna, please see "Item. 5 Operating and Financial Review and Prospects— B. Liquidity and Capital Resources."
Vessel Acquisitions
Our agreements to acquire the Flex Enterprise, the Flex Endeavor, the Flex Aurora, the Flex Amber and the October 2018 Newbuildings were all with counterparties that are related to our largest shareholder, Geveran. The purchase price for these vessels were negotiated based on the parties' assessment of the construction cost for similar types of vessels at the time of entering into the agreements, and was supported by fairness opinions that we obtained from independent financial advisors. For a description of these transactions, please see "Item 4. Information on the Company—B. Business Overview—Fleet Development."

Newbuilding Supervision
We received newbuilding supervision services from Frontline Management for two of our vessels that were under construction at SHI, the Flex Ranger and the Flex Rainbow, and two of our vessels that were under construction at DSME, the Flex Enterprise and Flex Endeavour. In consideration for these services, we paid Frontline Management a monthly fee of $115,745 for each of our vessels under construction. These agreements terminated on the last day of the month in which the respective vessel was delivered to the Company. For the year ended December 31, 2018, we paid Frontline Management $1.5 million for these services (2017: $4.4 million).
Technical Management and Support Services
We receive technical management supervision and other support services from Frontline Management for our Operating Vessels. These services include technical supervision, purchase of goods and services within the ordinary course of business, insurances and other services relating to our Operating Vessels.  Frontline Management may subcontract these services to Frontline Management AS or other associates companies. Frontline Management will provide quarterly invoices for services rendered and in addition receive a monthly payment of $2,772 for each Operating Vessel. Each of the parties may terminate the contract on three months' notice. The fee is subject to annual review.
C. Interest of Experts and Counsel
Not applicable.
ITEM 8.	FINANCIAL INFORMATION
A.	Consolidated Statements and other Financial Information
Please see the section of this registration statement on Form 20-F entitled "Item 18. Financial Statements."
Legal Proceedings
To our knowledge, we are not currently a party to any lawsuit that, if adversely determined, would have a material adverse effect on our financial position, results of operations or liquidity. As such, we do not believe that pending legal proceedings, taken as a whole, should have any significant impact on our financial statements.
From time to time in the future we may be subject to legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims. While we expect that these claims would be covered by our existing insurance policies, those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. We have not been involved in any legal proceedings which may have, or have had, a significant effect on our financial position, results of operations or liquidity, nor are we aware of any proceedings that are pending or threatened which may have a significant effect on our financial position, results of operations or liquidity.
Dividend Policy
We do not expect to pay dividends in the near term, which at all times will be considered in the sole discretion of our board of directors.
Holders of ordinary shares are entitled to receive dividend and distribution payments, pro rata based on the number of ordinary shares held, when, as and if declared by the Board, in its sole discretion. Any future dividends declared will be at the discretion of the Board and will depend upon our financial condition, earnings and other factors.

As a Bermuda exempted company, we are subject to Bermuda law relating to the payment of dividends. We may not pay any dividends if, at the time the dividend is declared or at the time the dividend is paid, there are reasonable grounds for believing that, after giving effect to that payment;

•	we will not be able to pay our liabilities as they fall due; or
•	the realizable value of our assets, is less than our liabilities.
In addition, since we are a holding company with no material assets, and conduct our operations through subsidiaries, our ability to pay any dividends to shareholders will depend on our subsidiaries' distributing to us their earnings and cash flow. Some of our loan agreements currently limit or prohibit our subsidiaries' ability to make distributions to us and our ability to make distributions to our shareholders.

We can give no assurance that dividends will be declared and paid in the future or the amount of such dividends if declared and paid.
B.	Significant Changes
Not applicable.
ITEM 9.	THE OFFER AND LISTING
A.	Offer and Listing Details.
Share History and Markets
Our ordinary shares currently trade on the Oslo Stock Exchange (the "OSE") under the symbol "FLNG". See "Item 10. Additional Information—A. Share Capital."
B.	Plan of Distribution
Not applicable.
C.	Markets.
Our ordinary shares currently trade on the OSE under the symbol "FLNG" and we have applied to list the ordinary shares for trading on the NYSE under the symbol "FLNG" promptly after the effectiveness of this registration statement. There is no assurance that an active and liquid trading market for our ordinary shares will develop or be sustained in the United States or that we will continue to meet NYSE's continued listing requirements.
D.	Selling Shareholders
Not applicable.
E.	Dilution
Not applicable.
F.	Expenses of the Issue
Not applicable.

ITEM 10.	ADDITIONAL INFORMATION
A.	Share Capital
This section summarizes our share capital and the material provisions of our Memorandum of Continuance and Bye-Laws, including the rights of the holders of our shares. The description is only a summary and does not describe everything contained in our Memorandum of Continuance and Bye-Laws, which are filed as an exhibit hereto.
Issued and Authorized Capitalization
On March 7, 2019, we effected a 1-for-10 reverse stock split of our then-outstanding ordinary shares. The reverse stock split reduced the number of our issued and outstanding ordinary shares from 541,043,903 shares to 54,103,993 shares and affected all issued and outstanding ordinary shares. The number of our authorized ordinary shares was consequently reduced from 100,000,000,000 to 10,000,000,000 and the par value increased from $0.01 per share to $0.10 per share. The terms of our ordinary shares were not affected by the reverse stock split.  No fractional shares were issued in connection with the reverse stock split. Shareholders of record who would have otherwise been entitled to receive a fractional share as a result of the reverse stock split received a cash payment in lieu thereof.
Our Share History
Please refer to "Item 4. Information on the Company."
Treasury Shares
As of April 1, 2019, we do not have any treasury shares.
B.	Memorandum of Continuance
Our corporate affairs are governed by our memorandum of continuance, or the Memorandum of Continuance, our bye-laws, or the Bye-Laws, and by the Bermuda Companies Act 1981, as amended, or the Companies Act. The full text of our Memorandum of Continuance and Bye-Laws, attached as Exhibits 1.1 and 1.2 hereto, is hereby incorporated by reference into this registration statement.
You should be aware that the Companies Act differs in certain material respects from the laws generally applicable to U.S. companies incorporated in the State of Delaware. Accordingly, you may have more difficulty protecting your interests under Bermuda law in the face of actions by management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction, such as the State of Delaware.
The Bye-Laws were adopted by our shareholders on June 8, 2017.
Purpose
The purposes and powers of the Company are set forth in Items 6 and 7 of the Memorandum of Continuance. The Company has the capacity, rights, powers and privileges of a natural person, and the objects of the Company are unrestricted.
Voting Rights
The holders of our ordinary shares will be entitled to one vote per share on each matter requiring the approval of the holders of the ordinary shares. At any annual or special general meeting of shareholders where there is a quorum, a simple majority vote will generally decide any matter, unless a different vote is required by express provision of the Bye-Laws or the Companies Act.

The Companies Act and our Bye-Laws do not confer any conversion or sinking fund rights attached to our ordinary shares.
Preemptive Rights
Bermuda law does not provide a shareholder with a preemptive right to subscribe for additional issues of a company's shares unless, and to the extent that, the right is expressly granted to the shareholder under the bye-laws of a company or under any contract between the shareholder and the company.
Holders of our ordinary shares do not have any preemptive rights pursuant to the Bye-Laws.
Repurchase of Shares
Subject to the Companies Act, the Memorandum of Continuance and the Bye-Laws, our board of directors may from time to time repurchase any ordinary shares for cancellation or to be held as treasury shares.
Holders of our ordinary shares, however, do not have any right to require the Company to purchase their shares pursuant to the Bye-Laws.
Redemption of Preference Shares
The Company may with the approval of the shareholders issue preference shares which are redeemable at the option of the Company or the holder, subject to the Companies Act, the Memorandum of Continuance and the Bye-Laws.
Call on Shares
Pursuant to the Bye-Laws, our board of directors may from time to time make calls upon our shareholders in respect of any moneys unpaid on their shares.
Reduction of Share Capital
Subject to the Companies Act, the Memorandum of Continuance and the Bye-Laws, our shareholders may by resolution authorize the reduction of the Company's issued share capital or any capital redemption reserve fund or any share premium or contributed surplus account in any manner.
Dividend and Other Distributions
Under the Companies Act, a company may, subject to its bye-laws and by resolution of the directors, declare and pay a dividend, or make a distribution out of contributed surplus, provided there are reasonable grounds for believing that after any such payment (a) the company will be solvent and (b) the realizable value of its assets will be greater than its liabilities.
The Bye-Laws provide that our board of directors from time to time may declare cash dividends or distributions out of contributed surplus to be paid to the shareholders according to their rights and interests including such interim dividends as appear to be justified by the position of the Company.
Board of Directors
The Bye-Laws provide that our board of directors shall consist of not less than two members and shall at all times comprise a majority of directors who are not residents in the United Kingdom. Our shareholders may change the number of directors by the vote of shareholders representing a simple majority of the total number of votes which may be cast at any annual or special general meeting, or by written resolution. Each director is elected at an annual general meeting of shareholders for a term commencing upon election and each director shall serve until re-elected or their successors are appointed on the date of the next scheduled annual general meeting of shareholders. The Bye-Laws do not permit cumulative voting for directors.

Subject to the Companies Act, the Bye-Laws permit our directors to engage in any transaction or arrangement with us or in which we may otherwise be interested. Additionally, as long as our director declares the nature of his or her interest at the first opportunity at a meeting of our board of directors, he or she shall not by reason of his office be accountable to us for any benefit which he or she derives from any transaction to which the Bye-Laws permit him or her to be interested.
Our directors are not required to retire because of their age and are not required to be holders of our ordinary shares.
Removal of Directors and Vacancies on the Board
Under the Companies Act, any director may be removed, with or without cause, by a vote of the majority of shareholders if the bye-laws so provide. A company may remove a director by specifically convening a special general meeting of the shareholders. The notice of any such special general meeting must be served on the director concerned no less than fourteen (14) days before the special general meeting. The affected director is entitled to be heard at that special general meeting.
The Bye-Laws provide that directors may be removed, with or without cause, by a vote of the shareholders representing a majority of the votes present and entitled to vote at a special general meeting called for that purpose. The notice of any such special general meeting must be served on the director concerned no less than 14 days before the special general meeting and he or she shall be entitled to be heard at that special general meeting.
Any director vacancy created by the removal of a director from our board of directors at a special general meeting may be filled by the election of another director in his place by a majority vote of the shareholders entitled to vote at the special general meeting called for the purpose of removal of that director, or in the absence of such election, by our board of directors. Our board of directors may fill casual vacancies so long as quorum of directors remains in office. Each director elected to our board of directors to fill a vacancy shall serve until the next annual general meeting of shareholders and until a successor is duly elected and qualified or until such director's resignation or removal.
Quorum and Action by the Board of Directors
The Bye-Laws provide that at any meeting of our board of directors (which must be held outside of the United Kingdom or Norway), the presence of the majority of our board of directors, unless otherwise fixed, constitutes a quorum for the transaction of business and that when a quorum is present, the acts of a majority of the directors present at any meeting shall be the acts of our board of directors, except as may be otherwise specified by Bermuda law or the Bye-Laws. A quorum shall not be present unless a majority of directors present are neither resident in Norway nor physically located or resident in the United Kingdom.
A resolution in writing signed by all directors for the time being entitled to receive notice of a meeting of our board of directors shall be as valid and effectual as a resolution passed at a meeting of our board of directors.
A meeting of our board of directors or committee appointed by our board of directors shall be deemed to take place at the place where the largest group of participating directors or committee members has assembled or, if no such group exists, at the place where the chairman of the meeting participates. In no event shall the place where the largest group of participating directors or committee members has assembled or, if no such group exists, the place where the chairman of the meeting participates, provided that in such event, the meeting shall be chaired by a director or a committee member who is not resident in Norway nor physically located nor resident in the United Kingdom. Our board of directors or a relevant committee shall use its best endeavors to ensure that any such meeting is not deemed to have been held in Norway or the United Kingdom, and the fact that one or more directors may be present at such teleconference by virtue of his being physically in Norway or the United Kingdom shall not deem such meeting to have taken place in Norway or the United Kingdom.

Duties of Directors and Officers; Limitation of Liability
Under Bermuda law, directors and officers shall discharge their duties in good faith and with that degree of diligence, care and skill which reasonably prudent people would exercise under similar circumstances in like positions. In discharging their duties, directors and officers may rely upon financial statements of the company represented to them to be correct by the president or the officer having charge of its books or accounts or by independent accountants.
The Companies Act provides that a company's bye-laws may include a provision for the elimination or limitation of liability of a director to the company or its shareholders for any loss arising or liability attaching to him by virtue of any rule of law in respect to any negligence, default, breach of any duty or breach of trust of which the director may be guilty of; provided that such provision shall not eliminate or limit the liability of a director for any fraud or dishonesty he may be guilty of.
The Bye-Laws limit the liability of our directors and officers to the fullest extent permitted by the Companies Act.
Director Indemnification
Bermuda law permits the bye-laws of a Bermuda company to contain a provision indemnifying the company's directors and officers for any loss arising or liability attaching to him or her by virtue of any rule of law in respect of any negligence, default, breach of duty or breach of trust of which the officer or person may be guilty, save with respect to fraud or dishonesty. Bermuda law also grants companies the power generally to indemnify directors and officers of a company, except in instances of fraud and dishonesty, if any such person was or is a party or threatened to be made a party to a threatened, pending or completed action, suit or proceeding by reason of the fact that he or she is or was a director and officer of such company or was serving in a similar capacity for another entity at such company's request.
The Bye-Laws provide that each director, alternate director, officer, person or member of a board committee, if any, resident representative, and his or her heirs, executors or administrators, collectively, Indemnitees, will be indemnified and held harmless out of our assets to the fullest extent permitted by Bermuda law against all liabilities, loss, damage or expense (including but not limited to liabilities under contract, tort and statute or any applicable foreign law or regulation and all reasonable legal and other costs and expenses properly payable) incurred or suffered by him or her as such director, alternate director, officer, person or committee member or resident representative. The restrictions on liability, indemnities and waivers provided for in the Bye-Laws do not extend to any matter that would render the same void under the Companies Act. In addition, each Indemnitee shall be indemnified out of our assets against all liabilities incurred in defending any proceedings, whether civil or criminal, in which judgment is given in such Indemnitee's favor, or in which he or she is acquitted.
Under the Bye-Laws, shareholders have further agreed to waive any claim or right of action they may have at any time against any Indemnitee on account of any action taken by such Indemnitee or the failure of such Indemnitee to take any action in the performance of his or her duties with or for the Company with the exception of any claims or rights of action arising out of fraud or dishonesty
Shareholder Meetings
Under the Companies Act, an annual general meeting of the shareholders shall be held for the election of directors on any date or time as designated by or in the manner provided for in the bye-laws and held at such place within or outside Bermuda as may be designated in the bye-laws. Any other proper business may be transacted at the annual general meeting.
Under the Companies Act, any meeting that is not the annual general meeting is called a special general meeting, and may be called by a board of directors or by such persons as authorized by the company's memorandum of association or bye-laws. Under the Companies Act, holders of one-tenth of a company's issued ordinary shares may also call special general meetings. At such special general meeting, only business that is related to the purpose set forth in the required notice may be transacted. Additionally, under Bermuda law, a company may, by resolution at a special general meeting, elect to dispense with the holding of an annual general meeting for (a) the year in which it is made and any subsequent year or years; (b) for a specified number of years; or (c) indefinitely.

Under the Companies Act, notice of any general meeting must be given not less than five (5) days before the meeting and shall state the place, date and hour of the meeting and, in the case of a special general meeting, shall also state the purpose of such meeting and the that it is being called at the direction of whoever is calling the meeting. Under Bermuda law, accidental failure to give notice will not invalidate proceedings at a general meeting.
Annual General Meetings. The Bye-Laws provide that our board of directors may fix the date, time and place of the annual general meeting within or without Bermuda (but never in the United Kingdom or Norway) for the election of directors and to transact any other business properly brought before the meeting.
Special General Meetings. The Bye-Laws provide that special general meetings may be called by our board of directors and when required by the Companies Act (i.e., by holders of one-tenth of a company's issued ordinary shares through a written request to our board of directors), but in no event shall the special meeting be held in Norway or the United Kingdom.
Notice Requirements. The Bye-Laws provide that we must give not less than five (5) days' notice before any annual or special general meeting.
Quorum of Shareholders
Under the Companies Act, where the bye-laws so provide, a general meeting of the shareholders of a company may be held with only one individual present if the requirement for a quorum is satisfied and, where a company has only one shareholder or only one holder of any class of shares, the shareholder present in person or by proxy constitutes a general meeting.
Unless otherwise provided in the Bye-Laws, quorum at annual or special general meetings shall be constituted by at least two or more shareholders either present in person or represented by proxy. If we only have one shareholder, then one shareholder present in person or proxy shall constitute the necessary quorum.
Shareholder Action without a Meeting
Under the Companies Act, unless the company's bye-laws provide otherwise, any action required to or that may be taken at an annual or general meeting can be taken without a meeting if a written consent to such action is signed by the necessary majority of the shareholders entitled to vote with respect thereto.
The Bye-Laws provide that, except in the case of the removal of auditors and directors, anything which may be done by resolution may, without an annual or special general meeting be done by resolution in writing, signed by a simple majority of all the shareholders or their proxies (or such greater majority required by the Companies Act).
Shareholder's Rights to Examine Books and Records
Under the Companies Act, any shareholder, during the usual hours of business, may inspect, for a purpose reasonably related to his or her interest as a shareholder, and make copies of extracts from the share register, and minutes of all general meetings.
Amendments to Memorandum of Continuance
Under Bermuda law, a company may, by resolution passed at an annual or special general meeting of shareholders, alter the provisions of the memorandum of association or memorandum of continuance. An application for alteration can only be made by (i) holders of not less in the aggregate than 20% in par value of a company's issued share capital, (ii) by holders of not less in the aggregate that 20% of the company's debentures entitled to object to alterations to the memorandum, or (iii) in the case a company that is limited by guarantee, by not less than 20% of the shareholders.

Variation in Shareholder Rights
Under Bermuda law, if at any time a company has more than one class of shares, the rights attaching to any class, unless otherwise provided for by the terms of issue of the relevant class, the rights attached to any class of share may be varied with (i) the consent in writing of the holders of 75% in nominal value of the issued shares of that class, or (ii) the sanction of a resolution passed at a separate general meeting of holders of the shares of the class at which a quorum consisting of at least two persons holding or representing of one-third of the issued shares of the relevant class is present.
The Bye-Laws may be amended from time to time in the manner provided for in the Companies Act.
Vote on Amalgamations, Mergers, Consolidations and Sales of Assets
Under the Bye-Laws, our board of directors may, with the approval of a majority of our shareholders, amalgamate the Company with another company (whether or not such an amalgamation involves a change in the jurisdiction of the Company) or merge the Company with another company (whether or not the Company is the surviving company and whether or not such a merger involves a change in the jurisdiction of the Company).
Appraisal and Dissenters Rights
Under Bermuda law, in the event of an amalgamation or a merger of a Bermuda company with another company or corporation, a shareholder of the Bermuda company who did not vote in favor of the amalgamation or merger and is not satisfied that fair value has been offered for such shareholder's shares may, within one month of notice of the special general meeting, apply to the Supreme Court of Bermuda to appraise the fair value of those shares.
Derivative Actions
Class actions and derivative actions are generally not available to shareholders under Bermuda law. Bermuda courts, however, would ordinarily be expected to permit a shareholder to commence an action in the name of a company to remedy a wrong to the company where the act complained of is alleged to be beyond the corporate power of the company, or illegal, or would result in the violation of the company's memorandum of association or bye-laws. Furthermore, consideration would be given by a Bermuda court to acts that are alleged to constitute a fraud against the minority shareholders or, for instance, where an act requires the approval of a greater percentage of the company's shareholders than that which actually approved it. However, generally a derivative action will not be permitted where there is an alternative action available that would provide an adequate remedy. Any property or damages recovered by derivative action go to the company, not to the plaintiff shareholders. When the affairs of a company are being conducted in a manner which is oppressive or prejudicial to the interests of some part of the shareholders, one or more shareholders may apply to the Supreme Court of Bermuda, which may make such order as it sees fit, including an order regulating the conduct of the company's affairs in the future or ordering the purchase of the shares of any shareholders by other shareholders or by the company or that the company be wound up.
A statutory right of action is conferred on subscribers to shares of a Bermuda company against persons (including directors and officers) responsible for the issue of a prospectus in respect of damage suffered by reason of an untrue statement contained in the prospectus, but this confers no right of action against the Bermuda company itself. In addition, subject to any limitations that may be contained in the company's bye-laws, a shareholder may bring a derivative action on behalf of the company to enforce a right of the company (as opposed to a right of its shareholders) against its officers (including directors) for breach of their statutory and fiduciary duty to act honestly and in good faith with a view to the best interests of the company.
The Bye-Laws contain provisions whereby each shareholder (i) agrees that the liability of our officers shall be limited, (ii) agrees to waive any claim or right of action such shareholder might have, whether individually or in the right of the Company, against any director, alternate director, officer, person or member of a committee, resident representative or any of their respective heirs, executors or administrators for any action taken by any such person, or the failure of any such person to take any action, in the performance of his or her duties, or supposed duties, to the Company or otherwise, and (iii) agrees to allow us to indemnify and hold harmless our officers and directors in respect of any liability attaching to such officer and director incurred by him or her as an officer or director of the Company. The restrictions on liability, indemnity and waiver do not extend to any liability of an officer or director for fraud or dishonesty.

Liquidation
Under Bermuda Law, in the event of our liquidation, dissolution or winding up, the holders of ordinary shares are entitled to share in our assets, if any, remaining after the payment of all of our debts and liabilities, subject to any liquidation preference on any outstanding preference shares.
Listing
Our ordinary shares are listed on the OSE under the symbol "FLNG". We have applied to list our current issued and outstanding ordinary shares, registered hereby, for trading on the NYSE under the symbol "FLNG" promptly after the effectiveness of this registration statement.
Transfer Agent
The transfer agent for our ordinary shares is expected to be Broadridge Financial Services ("Broadridge").
C.	Material Contracts
Attached as exhibits to this registration statement are the contracts we consider to be both material and outside the ordinary course of business that are to be performed in whole or in part after the date of this registration statement or entered into no more than two years before such date. Other than as set forth above, we have not entered into any material contracts outside the ordinary course of business other than those described in "Item 4. Information on the Company" and in "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Our Borrowing Activities" or elsewhere in this registration statement, which are incorporated herein by reference.
D.	Exchange Controls
The Bermuda Monetary Authority, or the BMA, must give permission for all issuances and transfers of securities of a Bermuda exempted company like ours, unless the proposed transaction is exempted by the BMA's written general permissions. We have received general permission from the BMA to issue any unissued ordinary shares and for the free transferability of our ordinary shares as long as our ordinary shares are listed on an "appointed stock exchange". Our ordinary shares are listed on the OSE, which is an "appointed stock exchange". Our ordinary shares may therefore be freely transferred among persons who are residents and non-residents of Bermuda.
Although we are incorporated in Bermuda, we are classified as a non-resident of Bermuda for exchange control purposes by the BMA. Other than transferring Bermuda Dollars out of Bermuda, there are no restrictions on our ability to transfer funds into and out of Bermuda or to pay dividends to U.S. residents who are holders of ordinary shares or other non-residents of Bermuda who are holders of our ordinary shares in currency other than Bermuda Dollars.
E.	Taxation
U.S. Federal Income Tax Considerations
The following discussion summarizes the material U.S. federal income tax consequences and certain non-U.S. tax consequences to U.S. Holders and Non-U.S. Holders, each as defined below, of the acquisition, ownership and disposition of our ordinary shares received pursuant to this registration statement, and of certain U.S. federal income tax consequences to our Company.  This summary does not purport to deal with all aspects of U.S. federal income taxation that may be relevant to an investor's decision to purchase our ordinary shares, or any tax consequences arising under the laws of any state, locality or foreign jurisdiction. This summary is not intended to be applicable to all categories of investors, such as dealers in securities, banks, thrifts or other financial institutions, insurance companies, regulated investment companies, tax-exempt organizations, U.S. expatriates, persons that hold the ordinary shares as part of a straddle, wash sale or conversion transaction, persons who own, directly or constructively, 10% or more of our outstanding stock, persons deemed to sell the ordinary shares under the constructive sale provisions of the U.S. Internal Revenue Code of 1986, as amended, or the Code, persons whose "functional currency" is other than the U.S. dollar, or persons required to recognize income for U.S. federal income tax purposes no later than when such income is reported on an "applicable financial statement", each of which may be subject to special rules.  This discussion also does not describe all of the tax consequences that may be relevant to an investor, including alternative minimum tax or unearned income Medicare contribution tax. In addition, this discussion is limited to persons who hold ordinary shares as "capital assets" (generally, property held for investment) within the meaning of Code Section 1221.

If an entity treated as a partnership for U.S. federal income tax purposes holds the ordinary shares, the U.S. federal income tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership.  Partners of partnerships holding the ordinary shares are encouraged to consult their own tax advisors.
In the opinion of Seward & Kissel LLP, our U.S. counsel, the following are the material U.S. federal income tax consequences to us of our activities and to U.S. Holders and Non-U.S. Holders, each as defined below, of our ordinary shares.  Seward & Kissel LLP has assumed that the Company will be operated as described herein.  The following discussion of U.S. federal income tax matters is based on the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the U.S. Department of the Treasury, each of which as is in effect as of the date hereof and all of which are subject to change, possibly with retroactive effect.  Except as otherwise noted, this discussion is based on the assumption, as currently expected, that we will not maintain an office or other fixed place of business within the United States.  References in the following discussion to "we" and "us" are to FLEX LNG Ltd. and its subsidiaries on a consolidated basis.
U.S. Taxation of our Company

Shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States will be considered to be 50% derived from sources within the United States.  Shipping income attributable to transportation that both begins and ends in the United States will be considered to be 100% derived from sources within the United States.  We are not permitted by law to engage in transportation that gives rise to 100% U.S. source income.

Shipping income attributable to transportation exclusively between non-U.S. ports will be considered to be 100% derived from sources outside of the United States.  Shipping income derived from sources outside of the United States will not be subject to U.S. federal income tax.

Unless exempt from U.S. federal income tax under section 883 of the Code, we will be subject to U.S. federal income tax, in the manner discussed below, to the extent our shipping income is derived from sources within the United States.

Application of Section 883 of the Code

Under section 883 of the Code and the Treasury Regulations promulgated thereunder, we, and each of our subsidiaries, will be exempt from U.S. federal income taxation on our respective U.S. source shipping income if, in addition to satisfying certain substantiation and reporting requirements, both of the following conditions are met:

•
we and each subsidiary are organized in a "qualified foreign country," defined as a country that grants an equivalent exemption from tax to corporations organized in the United States in respect of the shipping income for which exemption is being claimed under section 883 of the Code; this is also known as the "Country of Organization Requirement"; and

•	either
o
more than 50% of the value of our stock is treated as owned, directly or indirectly, by individuals who are "residents" of qualified foreign countries; this is also known as the "Ownership Requirement"; or

o	our stock is "primarily and regularly traded on an established securities market" in the United States or any qualified foreign country; this is also known as the "Publicly-Traded Requirement."
The U.S. Treasury Department has recognized (i) Bermuda, our country of incorporation and at least one of our subsidiaries, and (ii) the Republic of the Marshall Islands, the country of incorporation of certain of our vessel-owning subsidiaries that has earned shipping income from sources within the United States as qualified foreign countries.  Accordingly, we and each such subsidiary satisfy the Country of Organization Requirement.

Due to the public nature of our shareholdings, we do not believe that we will be able to substantiate that we satisfy the Ownership Requirement.  However, as described below, we believe that we may be able to satisfy the Publicly-Traded Requirement.

The Treasury Regulations under section 883 of the Code provide that a foreign corporation will meet the Publicly-Traded Requirement if one or more classes of its stock representing, in the aggregate, more than 50% of the combined voting power and total value of the stock of the corporation is "primarily and regularly traded on an established securities market." Our ordinary shares represents more than 50% of the combined voting power and total value of our stock.

A class of stock will be considered to be "primarily traded" on an "established securities market" if the number of shares of each class of such stock that is traded during the taxable year on all "established securities markets" in that country exceeds the number of shares in each such class that are traded during that year on "established securities markets" in any other single country. Our stock is currently traded on the OSE and is expected to be traded on the NYSE.  It is currently expected that our ordinary shares will be considered to be "primarily traded" on the OSE, an "established securities market" for purposes of Code section 883.

Under the Treasury Regulations, a class of stock will be considered to be "regularly traded" on an "established securities market" if one or more classes of stock of the corporation representing more than 50% of the total combined voting power of all classes of stock entitled to vote and of the total value of the stock of the corporation are listed on such market during the taxable year. Since our common shares, which constitute more than 50% of the total combined voting power and total value of our stock, are listed on the OSE, we expect to satisfy the Listing Requirement.

The Treasury Regulations further require that with respect to each class of stock relied upon to meet the Listing Requirement: (i) such class of stock is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or one-sixth of the days in a short taxable year; this is also known as the "Trading Frequency Test"; and (ii) the aggregate number of shares of such class of stock traded on such market is at least 10% of the average number of shares of such class of stock outstanding during such year, or as appropriately adjusted in the case of a short taxable year; this is also known as the "Trading Volume Test."

We anticipate that our ordinary shares will satisfy the Trading Frequency Test and the Trading Volume Test.  Even if this were not the case, the Treasury Regulations provide that the Trading Frequency Test and the Trading Volume Test will be deemed satisfied by a class of stock if, as we expect to be the case with our ordinary shares, such class of stock is traded on an "established securities market" in the United States and such class of stock is regularly quoted by dealers making a market in such stock.

Notwithstanding the foregoing, the Treasury Regulations provide that our ordinary shares will not be considered to be "regularly traded" on an "established securities market" for any taxable year in which 50% or more of the outstanding ordinary shares, by vote and value, are owned, for more than half the days of the taxable year, by persons who each own, directly or indirectly, 5% or more of the vote and value of the outstanding ordinary shares; this is also known as the "5% Override Rule."  The 5% Override Rule will not apply, however, if in respect of each category of shipping income for which exemption is being claimed, we can establish that individual residents of qualified foreign countries, or "Qualified Shareholders," own sufficient ordinary shares to preclude non-Qualified Shareholders from owning (excluding, for this purpose, any share of stock treated as also owned by a Qualified Shareholder through the application of constructive ownership rules) 50% or more of the total value of our ordinary shares for more than half the number of days during the taxable year; this is also known as the "5% Override Exception."

Based on our public shareholdings for 2018, we are currently subject to the 5% Override Rule for the 2018 taxable year. Therefore, we do not expect that we will satisfy the Publicly-Traded Requirement and therefore will not be entitled to exemption from U.S. federal income tax under section 883 of the Code in respect of our U.S. source shipping income for the 2018 taxable year. It is possible, and may even be likely, that we will not be subject to the 5% Override Rule in future taxable years, and therefore we would be able to claim exemption from U.S. federal income tax under section 883 of the Code in respect of our U.S. source shipping income.  However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption and thereby become subject to U.S. federal income tax on our U.S. source income. We can give no assurances regarding our or any of our subsidiaries' qualification for the exemption under Section 883 of the Code.

Taxation in Absence of Exemption Under Section 883 of the Code

To the extent the benefits of section 883 of the Code are unavailable with respect to any item of U.S. source shipping income earned by us or by our subsidiaries, and our U.S. source shipping income is not considered effectively connected with the conduct of a U.S. trade or business, such U.S. source shipping income would be subject to a 4% U.S. federal income tax imposed by section 887 of the Code on a gross basis, without benefit of deductions.  Since, under the sourcing rules described above, no more than 50% of our shipping income would be treated as being U.S. source shipping income, the maximum effective rate of U.S. federal income tax on our shipping income, to the extent not considered to be "effectively connected" with the conduct of a U.S. trade or business, would never exceed 2% of the gross amount of such shipping income.

Gain on Sale of Vessels

If we and our subsidiaries qualify for exemption from tax under section 883 of the Code in respect of our U.S. source shipping income, the gain on the sale of any vessel earning such U.S. source shipping income should likewise be exempt from U.S. federal income tax.  Even if we and our subsidiaries are unable to qualify for exemption from tax under section 883 of the Code and we or any of our subsidiaries, as the seller of such vessel, are considered to be engaged in the conduct of a U.S. trade or business, gain on the sale of such vessel would not be subject to U.S. federal income tax provided the sale is considered to occur outside of the United States under U.S. federal income tax principles.  In general, a sale of a vessel will be considered to occur outside of the United States for this purpose if title to the vessel, and risk of loss with respect to the vessel, pass to the buyer outside of the United States.  If the sale is considered to occur within the United States, any gain on such sale may be subject to U.S. federal income tax as "effectively connected" income at a rate of up to 44.7%.  To the extent circumstances permit, we intend to structure sales of our vessels in such a manner, including effecting the sale and delivery of vessels outside of the United States, so as to not give rise to "effectively connected" income.'

U.S. Federal Income Tax Consequences to U.S. Holders of Our Ordinary Shares

A "U.S. Holder" is a beneficial owner of ordinary shares that is: (1) an individual citizen or resident alien of the United States, (2) a corporation or other entity that is taxable as a corporation, created or organized under the laws of the United States or any state or political subdivision thereof (including the District of Columbia), (3) an estate, the income of which is subject to U.S. federal income taxation regardless of its source, and (4) a trust, if a U.S. court can exercise primary supervision over the administration of such trust and one or more U.S. persons has the authority to control all substantial decisions of the trust.

Taxation of Distributions on Ordinary Shares

Subject to the discussion below under "Passive Foreign Investment Company Status and Significant Tax Consequences," distributions, if any, paid on our ordinary shares generally will be includable in a U.S. Holder's income as dividend income to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles.  Distributions in excess of our current and accumulated earnings and profits will be treated first as a non-taxable return of capital to the extent of the U.S. Holder's tax basis in its ordinary shares on a dollar-for-dollar basis and thereafter as capital gain.  Such distributions will generally not be eligible for the dividends-received deduction with respect to corporate U.S. Holders.  Once our shares are traded on the NYSE, a noncorporate U.S. Holder may qualify for taxation at preferential rates, provided that such U.S. Holder meets certain holding period and other requirements and we do not constitute a passive foreign investment company, as described below, for the taxable year of the distribution or the immediately preceding year.  Prior to our common shares being traded on the NYSE, dividends paid on our ordinary shares will be subject to U.S. federal income taxation at tax rates applicable to ordinary income.  Dividends paid on our ordinary shares will be income from sources outside the United States and will generally constitute "passive category income" or, in the case of certain U.S. Holders, "general category income" for U.S. foreign tax credit limitation purposes.

Amounts taxable as dividends generally will be treated as passive income from sources outside the U.S. However, if (a) the Company is 50% or more owned, by vote or value, by U.S. persons and (b) at least 10% of the Company's earnings and profits are attributable to sources within the U.S., then for foreign tax credit purposes, a portion of its dividends would be treated as derived from sources within the U.S. With respect to any dividend paid for any taxable year, the U.S. source ratio of our dividends for foreign tax credit purposes would be equal to the portion of the Company's earnings and profits from sources within the U.S. for such taxable year divided by the total amount of Company's earnings and profits for such taxable year. The rules related to U.S. foreign tax credits are complex and U.S. Holders should consult their tax advisors to determine whether and to what extent a credit would be available.

Special rules may apply to any "extraordinary dividend"—generally, a dividend in an amount which is equal to or in excess of 10% of a shareholder's adjusted basis (or fair market value in certain circumstances) in a share of ordinary shares —paid by the Company. If the Company pays an "extraordinary dividend" on its ordinary shares that is treated as "qualified dividend income" then any loss derived by a non-corporate U.S. Holder from the sale or exchange of such ordinary shares will be treated as long-term capital loss to the extent of such dividend.

Dividends paid in currency other than U.S. dollars will be generally included in the income of U.S. Holders at the U.S. dollar amount of the dividend (including any non-U.S. taxes withheld therefrom), based upon the exchange rate in effect on the date of the distribution. In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss. However an individual whose realized foreign exchange gain does not exceed U.S. $200 will not recognize that gain, to the extent that there are not expenses associated with the transaction that meet the requirement for deductibility as a trade or business expense (other than travel expenses in connection with a business trip or as an expense for the production of income).

Sale, Exchange or Other Disposition of Ordinary Shares
Subject to the discussion below under "Passive Foreign Investment Company Status and Significant Tax Consequences," upon the sale, exchange or other taxable disposition of ordinary shares, a U.S. Holder generally will recognize capital gain or capital loss equal to the difference between the amount realized on such sale or exchange and such holder's adjusted tax basis in such ordinary shares.  U.S. Holders are encouraged to consult their tax advisors regarding the treatment of capital gains (which may be taxed at lower rates than ordinary income for U.S. Holders who are individuals, trusts or estates) and capital losses (the deductibility of which is subject to limitations).  A U.S. Holder's gain or loss will generally be treated (subject to certain exceptions) as gain or loss from sources within the United States for U.S. foreign tax credit limitation purposes.
In the case of any proceeds paid in foreign currency to a U.S. Holder in connection with the sale, exchange or other taxable disposition of the ordinary shares that is not converted by the recipient into U.S. dollars on the settlement date (in the case of a cash method taxpayer or an accrual method taxpayer that elects to use the settlement date) or trade date (in the case of an accrual method taxpayer), a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the settlement date or trade date, respectively. Any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss. However, an individual whose realized foreign exchange gain does not exceed U.S. $200 will not recognize that gain, to the extent that there are not expenses associated with the transaction that meet the requirement for deductibility as a trade or business expense (other than travel expenses in connection with a business trip or as an expense for the production of income).
Passive Foreign Investment Company Status and Significant Tax Consequences

Notwithstanding the above rules regarding distributions with respect to and dispositions of the ordinary shares, special rules may apply to U.S. Holders (or, in some cases, U.S. persons who are treated as owning our ordinary shares under constructive ownership rules) if we are treated as a "passive foreign investment company," or a PFIC, for U.S. federal income tax purposes.  We will be a PFIC if either:

•	at least 75% of our gross income in a taxable year is "passive income"; or
•	at least 50% of our assets in a taxable year (based on an average of the quarterly values of the assets) are held for the production of, or produce, "passive income."
For purposes of determining whether we are a PFIC, we will be treated as earning and owning our proportionate share of the income and assets, respectively, of any of our subsidiary corporations in which we own 25% or more of the value of the subsidiary's stock.  To date, our subsidiaries and we have derived most of our income from time and voyage charters, and we expect to continue to do so.  This income should be treated as services income, which is not "passive income" for PFIC purposes.  We believe there is substantial legal authority supporting our position consisting of case law and IRS pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes.  However, there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes.

Based on our past, current and projected methods of operation we do not believe that we were, are or will be a PFIC for any taxable year. Our U.S. counsel, Seward & Kissel LLP, is of the view that the income our subsidiaries or we earn from certain of time and voyage charters should not constitute passive income for purposes of determining whether we are a PFIC. Moreover, we have not sought, and we do not expect to seek, a ruling from the IRS on this matter. As a result, the IRS or a court could disagree with our position. In addition, there can be no assurance that we will not become a PFIC if our operations change in the future.

If we become a PFIC (and regardless of whether we remain a PFIC), each U.S. Holder who owns or is treated as owning our ordinary shares during any period in which we are so classified, would generally be subject to U.S. federal income tax, at the then highest applicable income tax rates on ordinary income, plus interest, upon certain "excess distributions" and upon dispositions of such ordinary shares (including, under certain circumstances, a disposition pursuant to an otherwise tax free reorganization) as if the distribution or gain had been recognized ratably over the U.S. Holder's entire holding period of the ordinary shares. An "excess distribution" generally includes dividends or other distributions received from a PFIC in any taxable year of a U.S. Holder to the extent that the amount of those distributions exceeds 125% of the average annual distributions made by the PFIC during a specified base period. The tax at ordinary rates and interest resulting from an excess distribution would not be imposed on a U.S. Holder of our ordinary shares if the U.S. Holder makes a "mark-to-market" election or "qualified electing fund" election, as discussed below.

If we become a PFIC and, provided that, as is currently the case, our ordinary shares is treated as "marketable stock," a U.S. Holder may make a "mark-to-market" election with respect to our ordinary shares.  Under this election, any excess of the fair market value of the ordinary shares at the close of any tax year over the U.S. Holder's adjusted tax basis in the ordinary shares is included in the U.S. Holder's income as ordinary income.  In addition, the excess, if any, of the U.S. Holder's adjusted tax basis at the close of any taxable year over the fair market value of the ordinary shares is deductible in an amount equal to the lesser of the amount of such excess or the net "mark-to-market" gains that the U.S. Holder included in income in previous years.  If a U.S. Holder makes a "mark-to-market" election after the beginning of its holding period of our ordinary shares, the U.S. Holder does not avoid the PFIC rules described above with respect to the inclusion of ordinary income, and the imposition of interest thereon, attributable to periods before the election.

In some circumstances, a shareholder in a PFIC may avoid the unfavorable consequences of the PFIC rules by making a "qualified electing fund" election.  However, a U.S. Holder cannot make a "qualified electing fund" election with respect to us unless such U.S. Holder complies with certain reporting requirements.  We do not intend to provide the information necessary to meet such reporting requirements.

In addition to the above consequences, if we were to be treated as a PFIC for any taxable year for which a U.S. Holder holds our ordinary shares, such U.S. Holder may be required to file IRS form 8621 with the IRS for that year with respect to such U.S. Holder's ordinary shares.

You should consult your tax advisors regarding the application of the PFIC rules to your investment in our ordinary shares and the elections discussed above.

U.S. Federal Income Tax Consequences to Non-U.S. Holders
For purposes of this discussion, a non-U.S. holder is a beneficial owner of our ordinary shares that is neither a U.S. holder nor a partnership (or any other entity taxed as a partnership for U.S. federal income tax purposes).

A non-U.S. holder will generally not be subject to U.S. federal income tax on dividends paid in respect of the ordinary shares or on gains recognized in connection with the sale or other disposition of the ordinary shares, provided, in each case, that such dividends or gains are not effectively connected with the non-U.S. holder's conduct of a U.S. trade or business. However, even if not engaged in a U.S. trader or business, individual non-U.S. holders may be subject to tax on gain resulting from the disposition of our ordinary shares if they are present in the U.S. for 183 days or more during the taxable year in which our ordinary shares are disposed and/or meet certain other requirements.

Information Reporting and Backup Withholding
Under certain circumstances, the Code requires "information reporting" annually to the IRS, and "backup withholding" with respect to certain payments made on or with respect to the ordinary shares. Certain U.S. Holders are exempt from backup withholding and information reporting, including corporations, tax-exempt organizations, qualified pension and profit sharing trusts, and individual retirement accounts in each case that provide a properly completed IRS Form W-9. Backup withholding will apply to a non-exempt U.S. Holder if such U.S. Holder (1) fails to furnish its taxpayer identification number, or TIN, which, for an individual would be his or her social security number, (2) furnishes an incorrect TIN, (3) is notified by the IRS that it has failed to properly report payments of interest and dividends, or (4) under certain circumstances, fails to certify, under penalties of perjury, that it has furnished a correct TIN and has not been notified by the IRS that it is subject to backup withholding for failure to report interest and dividend payments. Non-U.S. Holders that do not provide a properly completed version of IRS Form W-8 (e.g., IRS Form W-8BEN-E, IRS Form W-8BEN, IRS W-8EXP, IRS Form W-8ECI, or IRS Form W-8IMY) will not be subject to this backup withholding.
Backup withholding is not an additional tax. Rather, the United States federal income tax liability of persons subject to backup withholding will be offset by the amount of tax withheld. If backup withholding results in an overpayment of United States federal income tax, a refund or credit may be obtained from the IRS, provided that certain required information is timely furnished.
Certain Non-U.S. Tax Considerations

Bermuda Taxation

Bermuda currently imposes no tax (including a tax in the nature of an income, estate, duty, inheritance, capital transfer or withholding tax) on profits, income, capital gains or appreciations derived by us, or dividends or other distributions paid by us to shareholders of our ordinary shares. Bermuda has undertaken not to impose any such Bermuda taxes on shareholders of our ordinary shares prior to the year 2035 except in so far as such tax applies to persons ordinarily resident in Bermuda.

The Minister of Finance in Bermuda has granted the Company a tax exempt status until March 31, 2035, under which no income taxes or other taxes (other than duty on goods imported into Bermuda and payroll tax in respect of any Bermuda-resident employees) are payable by the Company in Bermuda. If the Minister of Finance in Bermuda does not grant a new exemption or extend the current tax exemption, and if the Bermudian Parliament passes legislation imposing taxes on exempted companies, the Company may become subject to taxation in Bermuda after March 31, 2035.
Marshall Islands Taxation
Because we do not (and do not expect in the future that we will) conduct business or operations in the Republic of the Marshall Islands, we are not subject to income, capital gains, profits or other taxation under current Marshall Islands law.

THE FOREGOING SUMMARY DOES NOT DISCUSS ALL ASPECTS OF U.S. FEDERAL AND BERMUDA INCOME TAXATION THAT MAY BE RELEVANT TO YOU IN LIGHT OF YOUR PARTICULAR CIRCUMSTANCES.  YOU ARE ENCOURAGED TO CONSULT YOUR OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO YOU OF ACQUIRING, HOLDING, CONVERTING OR OTHERWISE DISPOSING OF SHARES OF OUR ORDINARY SHARES.
F. Dividends and Paying Agents
We refer you to the section of this registration statement entitled "Item 8. Financial Information—A. Consolidated Statements and Other Information—Dividend Policy" for a discussion of our dividend policy.  Notwithstanding the aforementioned, the Company is unaware of any dividend restrictions, other than as described in this registration statement, and has no specific procedures for non-resident holders to claim dividends but might expect to pay their dividends in the same manner as resident holders.  The Company expects to appoint Broadridge as its registrar and transfer agent in the United States and as its paying agent for dividends in the United States.

G. Statement by Experts
The consolidated financial statements of FLEX LNG Ltd. as of December 31, 2018 and 2017, and for each of the two years in the period ended December 31, 2018, appearing in this registration statement have been audited by Ernst & Young AS, independent registered public accounting firm, with offices at Thormøhlens gate 53 D, NO-5008 Bergen, P.O. Box 6163 Postterminalen, NO-5892 Bergen, Norway, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.
H. Documents on Display
When the SEC declares this registration statement effective, we will be subject to the informational requirements of the Securities Exchange Act. In accordance with these requirements we will file reports and other information with the SEC. These materials, including this registration statement on Form 20-F and the accompanying exhibits may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, NE, Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330, and you may obtain copies at prescribed rates from the Public Reference Section of the SEC at its principal office in Washington, D.C. The SEC maintains a website (http://www.sec.gov.) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. In addition, our filings will be available on our website www.flexlng.com. This web address is provided as an inactive textual reference only. Information contained on our website does not constitute part of this registration statement.
Shareholders may also request a copy of our filings at no cost by writing or telephoning us at the following address:

FLEX LNG Ltd.
Par-La-Ville Place, 14 Par-La-Ville Road, Hamilton, Bermuda
Tel: +1 441 295 69 35

I. Subsidiary Information
Not applicable.
ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Our activities expose it to a variety of financial risks including market risk (including currency risk and interest rate risk), credit risk and liquidity risk. Our overall risk management program considers the unpredictability of financial markets and seeks to minimize potential adverse effects on our financial performance, in a cost-effective manner.
Currency Risk
The majority of our transactions, assets and liabilities are denominated in U.S. dollars, our functional currency. However, we incur expenditures in currencies other than the functional currency, mainly overhead costs in GBP and NOK. Historically, we have not hedged these exposures. There is a risk that currency fluctuations in transactions incurred in currencies other than our functional currency will have a negative effect of the value of our cash flows.

Our shares are currently traded in NOK. The NOK trading price is impacted by our underlying activities, which are primarily denominated in USD. Currency fluctuations of a shareholder's currency of reference relative to the NOK may also adversely affect the value of such shareholder's investments.
Interest Rate Risk
We are exposed to interest rate fluctuations primarily due to our floating rate interest bearing long term debt. The international LNG transportation industry is a capital-intensive industry, which requires significant amounts of financing, typically provided in the form of secured long-term debt or lease financing. Our current bank and lease financing agreements bear floating interest rates, based on LIBOR. Significant adverse fluctuations in floating interest rates could adversely affect our operating and financial performance and our ability to service our debt.
Liquidity Risk
We monitor the risk of a shortage of funds using a cash modeling forecast. This model considers the maturity of payment profiles and projected cash flows required to fund the operations. Historically funds have been raised via equity issuance, lease finance and loan finance. Market conditions can have a significant impact on the ability to raise equity, lease finance and loan finance. While equity issuance may be dilutive to existing shareholders, lease and loan finance will contain covenants and other restrictions.
Our objective is to maintain a balance between continuity of funding and flexibility through the raising of funds from investors. Upon delivery of the respective vessels from the yards, we expect to finance remaining delivery payments that are due through available liquidity, debt financing and lease financing.
Credit Risk
We are exposed to credit risk, which is the risk that a counterparty will be unable to pay amounts in full when due. Currently the main exposure to credit risk relates to the advance payments made to the sellers in connection with the agreements to acquire the Newbuilding Vessels. Seatankers Management Co. Ltd., an entity related to Geveran, has provided corporate refund guarantees for the advance payments made to the sellers of $72 million in aggregate for the Newbuilding Vessels Flex Courageous and Flex Constellation. Blue Sea Navigation Holding Inc., an entity related to Geveran, has provided corporate refund guarantees for the advance payments made to the sellers of $349 million in aggregate for the Newbuilding Vessels Flex Aurora, Flex Amber, Flex Reliance, Flex Resolute, Flex Freedom, Flex Volunteer and Flex Vigilant. Cash funds are currently held with DnB, RBS and Barclays.
Price Risk
We are also subject, indirectly, to price risk related to the spot/short term charter market for chartering LNG carriers. Charter rates may be uncertain and volatile and depend upon, among other things, the natural gas prices, the supply and demand for vessels, arbitrage opportunities, vessel obsolesce and the energy market, which we cannot predict with certainty. Currently, no financial instruments have been entered into to reduce this risk.
Operational Risk
The operation of a LNG carrier has certain unique operational risks. Our vessels and their cargoes are at risk of being damaged or lost because of events such as marine disasters, bad weather, business interruptions caused by mechanical failures, grounding and fire, explosions and collisions, human error, war, terrorism, piracy, labor strikes, boycotts and other circumstances or events. These hazards may result in death or injury to persons, loss of revenues or property, higher insurance rates, damage to our customer relationships and market disruptions, delay or rerouting.
If our LNG carriers suffer damage, they may need to be repaired at a dry-docking facility. The costs of dry-dock repairs are unpredictable and may be substantial. We may have to pay dry-docking costs that our insurance does not cover at all or in full. The loss of revenues while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, may adversely affect our business and financial condition.

At a commercial level it also includes the ability to secure employment contracts on reasonable terms for the vessels under construction; and obtaining financing and working capital on reasonable terms.
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
A.	Debt Securities
Not applicable.
B.	Warrants and Rights.
Not applicable.
C.	Other Securities.
Not applicable.
D.	American Depositary Shares.
Not applicable.
PART II
ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
Not applicable.
ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
Not applicable.
ITEM 15.	CONTROLS AND PROCEDURES
Not applicable.
ITEM 16.	RESERVED
ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT.
Not applicable.
ITEM 16B.	CODE OF ETHICS
Not applicable.
ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES
Not applicable.
ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
Not applicable.
ITEM 16F.	CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT
Not applicable.
ITEM 16G.	CORPORATE GOVERNANCE
Not applicable.
PART III
ITEM 17.	FINANCIAL STATEMENTS
See Item 18.
ITEM 18.	FINANCIAL STATEMENTS
The financial statements beginning on page F-1 through F-21, together with the respective reports of the Independent Registered Public Accounting firm therefore, are filed as a part of this registration statement on Form 20-F.
ITEM 19.	EXHIBITS
1.1	Memorandum of Continuance of FLEX LNG Ltd.*

1.2	Bye-laws of FLEX LNG Ltd.*

2.1	Form of Ordinary Share Certificate*

4.1	$270 Million Revolving Credit Facility*

4.2	$315 Million Term Loan Facility*

4.3	Flex Rainbow Sale and Leaseback Agreement(1)

4.4	Memorandum of Agreement for the Flex Constellation*

4.5	Memorandum of Agreement for the Flex Courageous*

4.6	Memorandum of Agreement for the Flex Aurora*

4.7	Memorandum of Agreement for the Flex Amber (previously named the Flex America)*

4.8	Memorandum of Agreement for the Flex Freedom*

4.9	Memorandum of Agreement for the Flex Reliance*

4.10	Memorandum of Agreement for the Flex Resolute*

4.11	Memorandum of Agreement for the Flex Vigilant*

4.12	Memorandum of Agreement for the Flex Volunteer*

4.13	$250 Million Credit Facility*

8.1	List of Subsidiaries*

14.1	Code of Conduct*

15.1	Consent of Independent Registered Public Accounting Firm

15.2	Consent of Seward & Kissel LLP

15.3	Consent of MJM Limited

*     Previously filed.
(1)  Portions of this exhibit have been omitted.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this registration statement on its behalf.

FLEX LNG Ltd. (registrant)
By:	/s/ Oystein Kalleklev
Name: Oystein Kalleklev
Title: Chief Executive Officer of Flex LNG Management AS (Principal Executive Officer of FLEX LNG Ltd.)

Date: May 28, 2019

FLEX LNG LTD.

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of FLEX LNG Ltd.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of FLEX LNG Ltd. (the “Company”) as of December 31, 2018 and 2017, the related consolidated statements of operations, other comprehensive income (loss), changes in equity and cash flows for each of the two years in the period ended December 31, 2018, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2018, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ Ernst & Young AS
We have served as the Company’s auditor since 2007.
Bergen, Norway
April 4, 2019

FLEX LNG Ltd.
Consolidated Statements of Operations for the years ended December 31, 2018 and 2017
(in thousands of $, except per share data)
	2018	2017

Vessel operating revenues	77,209	27,329
Vessel operating costs	(26,161)	(36,532)
Administrative expenses	(4,639)	(3,409)
Depreciation	(17,412)	(2)
Operating income/(loss)	28,997	(12,614)
Finance income	607	123
Finance cost	(17,781)	(234)
Other financial items	(54)	2,334
Income/(loss) before tax	11,769	(10,391)
Income tax expense/(credit)	(10)	17
Net income/(loss)	11,779	(10,408)

Earnings/(loss) per share:	2018	2017

- Basic and Diluted	0.29	(0.34)

The accompanying notes are an integral part of these consolidated financial statements.

FLEX LNG Ltd.
Consolidated Statements of Other Comprehensive Income (Loss) for the years ended December 31, 2018 and 2017
(in thousands of $)

	2018	2017

Net income/(loss) for the year	11,779	(10,408)
Total other comprehensive income/(expense)	—	—
Total comprehensive income/(loss) attributable to FLEX LNG	11,779	(10,408)

The accompanying notes are an integral part of these consolidated financial statements.

FLEX LNG Ltd.
Consolidated Balance Sheets as of December 31, 2018 and 2017
(in thousands of $, except share data)

	2018	2017
ASSETS
Current assets
Cash, restricted cash and cash equivalents	55,097	9,961
Inventory	915	1,041
Other current assets	2,693	6,568
Receivables due from related parties	1,720	—
Total current assets	60,425	17,570
Non-current assets
Newbuildings	—	594,937
Vessel purchase prepayment	421,472	72,000
Vessels and equipment, net	812,478	—
Other fixed assets	11	3
Total non-current assets	1,233,961	666,940
Total assets	1,294,386	684,510

LIABILITIES AND EQUITY
Current liabilities
Current portion of long term debt	23,365	—
Payables due to related parties	206	810
Accounts payable	592	76
Other current liabilities	11,297	3,523
Total current liabilities	35,460	4,409
Non-current liabilities
Long-term debt	431,602	160,000
Total non-current liabilities	431,602	160,000
Total liabilities	467,062	164,409

Equity
Share capital (2018: 54,099,929 (2017: 36,797,238) shares issued and outstanding, par value $0.10 per share)	5,410	3,680
Additional paid in capital	1,189,665	895,951
Accumulated deficit	(367,751)	(379,530)
Total equity	827,324	520,101
Total equity and liabilities	1,294,386	684,510

The accompanying notes are an integral part of these consolidated financial statements.

FLEX LNG Ltd.
Consolidated Statements of Cash Flows for the years ended December 31, 2018 and 2017
(in thousands of  $)
Year ended December 31
	2018	2017
Operating activities
Net income/(loss)	11,779	(10,408)
Adjustments to reconcile net income/(loss) to net cash provided by (used in) operating activities
Depreciation	17,412	2
Share-based payments	202	115
Foreign exchange loss (gains)	22	(2,334)
Other	(518)	(157)
Changes in operating assets and liabilities, net:
Inventory	126	(1,041)
Other current assets	725	(6,547)
Receivables due from related parties	(1,720)	-
Payables due to related parties	(604)	-
Accounts payable	516	272
Other current liabilities	7,774	2,346
Net cash provided (used in) by operating activities	35,714	(17,752)

Investing activities
Purchase of other fixed assets	(14)	(4)
Vessel purchase prepayments	(349,000)	(72,000)
Additions and installments on newbuildings	(232,455)	(3,788)
Capitalized interest	(2,964)	(1,922)
Net cash flow (used in) investing activities	(584,433)	(77,714)

Financing activities
Net proceeds from issuance of share capital	295,311	220,988
Repayment of long term-debt	(286,069)	(117,000)
Proceeds from long term-debt	584,613	-
Net cash flow provided by financing activities	593,855	103,988
Net increase in cash and cash equivalents	45,136	8,522
Cash, cash equivalents and restricted cash at the beginning of the period	9,961	1,439
Cash, cash equivalents and restricted cash at the end of the period	55,097	9,961

Supplemental Information
Interest paid, net of amounts capitalized	(12,958)	(61)
Income tax paid	-	(5)

The accompanying notes are an integral part of these consolidated financial statements.

FLEX LNG Ltd.
Consolidated Statements of Changes in Equity for the years ended December 31, 2018 and 2017
(in thousands of $, except number of shares)
	2018	2017

Number of shares outstanding
Balance at beginning of year	36,797,238	12,794,565
Shares issued	17,302,691	24,002,673
Balance at end of year	54,099,929	36,797,238

Share capital
Balance at beginning of year	3,680	1,280
Shares issued	1,730	2,400
Balance at end of year	5,410	3,680

Additional paid in capital
Balance at beginning of year	895,951	573,785
Shares issued	293,645	322,166
Stock option expense	69	-
Balance at end of year	1,189,665	895,951

Accumulated retained deficit
Balance at beginning of year	(379,530)	(369,122)
Net income/(loss)	11,779	(10,408)
Balance at end of year	(367,751)	(379,530)
Total equity	827,324	520,101

FLEX LNG Ltd.
Notes to Consolidated Financial Statements
1.  GENERAL
FLEX LNG Ltd. ("FLEX LNG" or the "Company") is a limited liability company, originally incorporated in the British Virgin Islands in September 2006 and re-domiciled to Bermuda in June 2017. The Company is currently listed on the Oslo Stock Exchange under the symbol "FLNG". The Company's activities are focused on seaborne transportation of liquefied natural gas ("LNG") through the ownership and operation of fuel efficient, fifth generation LNG carriers. As of December 31, 2018, the Company had four LNG carriers in operation, of which two were delivered by Daewoo Shipbuilding and Marine Engineering Co. Ltd. ("DSME") in January 2018, and two by Samsung Heavy Industries ("SHI") in June and July 2018, respectively. In addition, FLEX LNG has nine LNG carriers under construction, four at Hyundai Samho Heavy Industries Co. Ltd. ("HSHI") and five at DSME. The nine newbuildings are expected to be delivered between 2019 and 2021.
2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis for preparation
The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"). The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries.
Reporting currency and presentation currency
The Company's presentation and reporting currency is USD. The Company's primary economic environment is the international shipping market in which revenues are primarily settled in USD. The Company's most significant assets and liabilities are also paid for and settled in USD. Our expenses, however, are in the currency invoiced by each supplier.
Foreign currency transactions are translated into the functional currency at the exchange rate in effect at the date of the transaction. Monetary items are translated at the period end exchange rate, non-monetary items that are measured at historical cost are translated at the rate in effect on the original transaction date, and non-monetary items that are measured at fair value are translated at the exchange rate in effect at the time when the fair value was determined. Foreign exchange gains and losses resulting from the settlement of such cash transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement.
Basis of consolidation
The Company's consolidated financial statements comprise FLEX LNG Ltd. and its directly and indirectly wholly owned subsidiaries. The Company includes eight 100% directly owned subsidiaries and fourteen 100% indirectly owned subsidiaries as at December 31, 2018. Details on subsidiaries are provided in Note 4. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, FLEX LNG Ltd., using consistent accounting principles.
Intragroup transactions and balances, including internal profits and unrealized gains and losses, have been eliminated upon consolidation.
Use of estimates
The preparation of financial statements in conformity with U.S. GAAP requires us to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Such estimates and assumptions impact, the following: vessels, the amount to be paid for certain liabilities, the amount of costs to be capitalized in connection with the construction of our newbuildings, initial dry-dock cost component and the expected useful lives of our vessels. Actual results could differ from those estimates.
Fair value measurements
The inputs to the fair value calculations are based on observable market data when available, but where this is not achievable; a degree of judgement is required in establishing fair values. Changes in these assumptions could impact the reported fair value, as detailed in Note 17.

Segment reporting
Our chief operating decision maker ("CODM") measures performance based on our overall return to shareholders based on consolidated net income. Although separate vessel financial information is available, the CODM internally evaluates the performance of the Company as a whole and not on the basis of separate business units or different types of charters. As a result, the Company has determined that it operates as one reportable segment. Since the Company's vessels regularly move between countries in international waters over many trade routes, it is neither practical nor meaningful to assign revenues or earnings from the transportation of international LNG by geographic area.
Accounting for revenue and related expenses
Effective from January 1, 2017, we adopted the new accounting standard ASC 606 Revenue from Contracts with Customers. Under ASC 606, all contracts with customers fall under this standard unless the contract contains a lease. The Company employs all of its vessels on time charter contracts, which the Company has established to contain a lease since the vessel is a specified asset, the charterer has the right to direct the use of the vessel and there is no substantive substitution rights. All revenue from time charter contracts are therefore not recognized under ASC 606 and instead are recognized as operating leases under ASC 842 Leases, for which it has early adopted from January 1, 2017. There were no 2017 transition adjustments required as a result of this change. The Company receives a fixed charter hire per day of on-hire whereby revenue is recognized and recorded on an accrual basis over the term of the charter as service is provided including option period if reasonable certain to be exercised.
If the Company receives a lump sum re-positioning fee or fixed ballast bonus, which is probable at the commencement of the lease, this is recognized as part of the lease payments over the course of the time charter on a straight-line basis at the commencement of the lease.
If the Company receives a lump sum ballast bonus, which is not probable at the commencement of the lease then this is recognized as a variable lease payment from the date that the change in facts and circumstances occur. The variable lease payment is therefore recognized on a straight line basis from the date that the re-delivery port is declared and probability of occurrence is determined, to the date of arrival at the re-delivery port.
If there is an option under a charter party for the lessee to extend the charter, the Company will assess the likelihood of the charterer exercising the extension option at inception of the lease in order to determine the lease term. If the option period is not included in the initial lease term and the charterer declares such option, the Company will consider the declaration of an option as a lease modification. The Company will remeasure the total minimum lease payments from the date of declaration of the option, adjusted for any prepaid or accrued rent from the original contract, and recognise this on a straight line basis to the date of arrival at the re-delivery port.
Under a time charter agreement, the Company is responsible for both the operation and maintenance of the vessel which would be considered to be a non-lease performance obligation. The Company has chosen to elect the practical expedient of ASC 842 to not separate lease and non-lease components and instead combine these as a single performance obligation as the Company consider the lease component to be the predominant component of the contract, for which ASC 842 will be applied.
A maturity analysis of lease payments to be received on time charter contracts as at December 31, 2018 has not been prepared since all contracts mature in less than one year from the balance sheet date. Costs incurred during the leasing period for the maintenance and operation of the vessels are expensed as incurred as the timing and pattern of transfer of the components are identical to the operating lease revenue earned from the charter hire.
Lease
Short-term leases are in the scope of ASC 842. The standard provides practical expedients for an entity’s ongoing accounting. The Group has elected the short-term lease recognition exemption for leases that qualify, meaning that the Group will not recognize Right Of Use assets or lease liabilities for these leases where the Company is the leasee.
Finance costs
Finance costs are expensed as incurred except for interest expenses that are capitalized for qualifying assets that require a period of time to get them ready for their intended use. Interest expenses are capitalized until the qualifying asset is ready for use. The Company does not capitalize amounts beyond the actual interest expense incurred in the period.
If the Company's financing plans associate a specific borrowing with a qualifying asset, the Company uses the rate on that borrowing as the capitalization rate to be applied to that portion of the average accumulated expenditures for the asset that does not exceed the amount of that borrowing. If average accumulated expenditures for the asset exceed the amounts of specific new borrowings associated with the asset, the capitalization rate to be applied to such excess shall be a weighted average of the rates applicable to other borrowings of the Company.
Income taxes
Income taxes are provided for based upon the tax laws and rates in effect in the countries in which the Company's ocean-going LNG carriers' operations were conducted and income was earned. Deferred tax assets and liabilities are recognized for the anticipated future tax effects of temporary differences between the financial statement basis and the tax basis of the Company's assets and liabilities using the applicable jurisdictional tax in effect at the year end. A valuation allowance for deferred tax assets is recorded when it is more likely than not that some or all of the benefit from the deferred tax asset will not be realized (Note 8). Recognition of uncertain tax positions is dependent upon whether it is more-likely-than-not that a tax position taken or expected to be taken in a tax return will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. If a tax position meets the more-likely-than-not recognition threshold, it is measured to determine the amount of benefit to recognize in the financial statements based on U.S. GAAP guidance. The Company recognizes interest and penalties related to uncertain tax positions in income tax expense.

Vessels
Vessels are carried at historical cost less accumulated depreciation and impairment adjustments, if any.
The depreciation on vessels is reviewed annually to ensure that the method and period used reflect the pattern in which the asset's future economic benefits are expected to be consumed.
The gross carrying amount of the vessel is the purchase price, including duties/taxes, borrowing costs and any other direct costs attributable to bringing it to the location and condition necessary for the vessels intended use. Capitalization of costs will cease once the vessel is in the location and condition necessary for it to be able to operate in the manner consistent with its intended design.
On delivery, the total acquisition costs of the vessel will be segregated to groups of components that have different expected useful lives. The different groups of components will be depreciated over their expected useful lives. Subsequent costs, such as repair and maintenance costs, are recognized in the income statement as incurred.
Each vessel is required to be dry-docked every 5 years. The Company capitalizes costs associated with the dry-docking in accordance with ASC Topic 360 Property, Plant and Equipment and amortizes these costs on a straight-line basis over the period to the next expected dry-docking. Amortization of dry-docking costs is included in depreciation in the Income Statement. The Company has adopted the "built in overhaul" method for when a vessel is newly acquired, or constructed, whereby a proportion of the cost of the vessel is allocated to the components expected to be replaced at the next dry-docking based on the expected costs relating to the next dry-docking. Dry-docking costs are included within operating activities on the statement of cash flows.
The cost of the vessel, less their estimated residual value, is depreciated on a straight-line basis over the asset's estimated useful economic life. The residual value for owned vessels is calculated by multiplying the lightweight tonnage of the vessel by the estimated scrap value per tonne. The cost of dry-dock is depreciated on a straight-line basis over the assets estimated useful life. The following useful lives have been used:
Vessels: 35 years
Dry-dock: 5 years
Impairment of long-lived assets
The carrying values of long-lived assets held and used by the Company and newbuildings are reviewed whenever events or circumstances indicate that the carrying amount of an asset may no longer be recoverable. The Company assesses recoverability of the carrying value of each asset or newbuilding on an individual basis by estimating the future net undiscounted cash flows expected to result from the asset, including eventual disposal. In developing estimates of future undiscounted cash flows, the Company must make assumptions about future performance, with significant assumptions being related to charter rates, ship operating expenses, utilization, dry-docking requirements, residual values, the estimated remaining useful lives of the vessels. These assumptions are based on historical trends as well as future expectations. If the future net undiscounted cash flows are less than the carrying value of the asset, or the current carrying value plus future newbuilding commitments, an impairment loss is recorded equal to the difference between the asset's or newbuilding's carrying value and fair value. In addition, long-lived assets to be disposed of are reported at the lower of carrying amount and fair value less estimated costs to sell.
Newbuildings
The carrying value of vessels under construction ("newbuildings") represents the accumulated costs to the balance sheet date which the Company has paid by way of purchase instalments and other capital expenditures together with capitalized interest and associated finance costs. No charge for depreciation is made until a newbuilding is put into operation.
Vessel Purchase Prepayments
Vessel purchase prepayments relate to amounts advanced under vessel purchase agreements, where title of the vessel does not transfer to the Company until the date of delivery.
Inventories
Inventories comprise principally of fuel and lubricating oils and are stated at the lower of cost and net realizable value. Cost is determined on a first-in, first-out basis.

Cash and cash equivalents
Cash includes cash in hand and in the Company's bank accounts. Cash equivalents are short-term liquid investments with original maturities of three months or less.
Restricted cash
Restricted cash consists of cash, which may only be used for certain purposes and is held under a contractual arrangement. The cash is restricted by law for the Norwegian tax authorities in relation to social security tax and personal income tax of employees in Flex LNG Management AS, and is settled every second month.
Debt issuance costs
Direct costs relating to obtaining a loan are deferred and amortized over the team of the loan using the effective interest rate method. Amortization of debt issuance costs is included under finance costs. The Company has recorded debt issuance costs as a direct reduction from the carrying amount of the related debt in the balance sheet and from the proceeds from long-term debt in the statement of cash flows.
Share-based compensation
The Company accounts for share-based payments in accordance with ASC Topic 718 Compensation - Stock Compensation, under which the fair value of issued stock options is expensed over the period in which the options vest under the simplified method. Stock based compensation represents the cost of vested and non-vested shares and share options granted to employees and directors for their services, and are included in administrative expenses in the consolidated statements of operations. The fair value of share options grants is determined with reference to option pricing models, and depends on the terms of the granted options. The fair value is recognized (generally as compensation expense) over the requisite service period.
Earnings per share
Basic earnings per share ("EPS") are computed based on the income available to ordinary shareholders divided by the weighted average number of shares outstanding. Diluted EPS is computed by dividing the net income available to ordinary shareholders by the weighted average number of common shares and dilutive common share equivalents then outstanding.
3. ACCOUNTING STANDARDS UPDATES, RECENTLY ADOPTED
In February 2016, the Financial Accounting Standards Board ("FASB") issued ASU 2016-02, Leases (Topic 842), and has since modified the standard with several ASUs (collectively, the new lease standard).
The new lease standard requires most lessees to report a right-of-use asset and a lease liability. The income statement recognition is similar to existing lease accounting and is based on lease classification. The new lease standard requires lessees and lessors to classify most leases using principles similar to existing lease accounting. For lessors, the new lease standard modifies the classification criteria and the accounting for sales-type and direct financing leases. The new lease standard provides entities two options for applying the modified retrospective approach, either (1) retrospectively to each prior reporting period presented in the financial statements with the cumulative-effect adjustment recognized at the beginning of the earliest comparative period presented or (2) retrospectively at the beginning of the period of adoption (January 1, 2019) through a cumulative-effect adjustment.

Short-term leases are in the scope of ASC 842. The standard provides practical expedients for an entity’s ongoing accounting. The Group has elected the short-term lease recognition exemption for leases that qualify, meaning that the Group will not recognize Right Of Use assets or lease liabilities for these leases where the Company is the lessee.
The Group has chosen to early adopt ASC 842 Leases with effect from January 1, 2017. There were no 2017 transition adjustments required as a result of this change.
In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers ("ASC 606"), which supersedes nearly all existing revenue recognition guidance under U.S. GAAP. The core principle is that a company should recognize revenue when promised goods or services are transferred to customers in an amount that reflects the consideration to which an entity expects to be entitled for those goods or services. Under ASC 606, an entity is required to perform the following five steps: (1) identify the contract(s) with a customer; (2) identify the performance obligations of the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when (or as) the entity satisfied a performance obligation. Additionally, the guidance requires improved disclosures as to the nature, amount, timing and uncertainty of revenue that is recognized.
Effective from January 1, 2017, we adopted the new accounting standard ASC 606. Under ASC 606, all contracts with customers fall under this standard unless the contract contains a lease. The Group employs all of its vessels on time charter contracts, which the Group has established to contain a lease since the vessel is a specified asset, the charterer has the right to direct the use of the vessel and there are no substantive substitution rights. All revenue from time charter contracts are therefore recognized as operating leases under ASC 842 Leases. Under a time charter agreement, the Group is responsible for both the operation and maintenance of the vessel which would be considered to be a non-lease performance obligation. The Group has chosen to elect the practical expedient of ASC 842 to not separate lease and non-lease components and instead combine these as a single performance obligation as the Group considers the lease component to be the predominant component of the contract, for which ASC 842 will be applied. Consequently the implementation of ASC 606 did not have a significant impact on these consolidated financial statements.

In November 2016, the FASB issued ASU No. 2016-18, Statement of cash flows (Topic 230): Restricted Cash. The new standard requires that the statement of cash flows explains the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. As a result of the adoption of the standard, we have classified restricted cash as a component of cash, cash equivalents and restricted cash in the consolidated statements of cash flows for all periods presented. The adoption of this Update did not have a significant impact on these consolidated financial statements.
In May 2017, the FASB issued ASU 2017-09, Compensation-Stock Compensation (Topic 718): Scope of Modification Accounting. The update provides guidance about which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting in Topic 718. The amendments in this Update did not have a material impact on our consolidated financial statements and related disclosures upon adoption.
The Company has reviewed all other recent issued accounting pronouncements and has not identified other standard that would have a material impact on the Company's current accounting policies.
4. SUBSIDIARIES
The following subsidiaries are included in the consolidated financial statements:
Company	Country of registration	Main operations	Ownership share	Voting share
Flex LNGC 1 Limited	Isle of Man	Shipping	100%	100%
Flex LNGC 2 Limited	Isle of Man	Shipping	100%	100%
Flex LNG Shipping Limited	Isle of Man	Shipping	100%	100%
Flex LNG Chartering Limited	United Kingdom	Chartering services	100%	100%
Flex LNG Management AS	Norway	Management services	100%	100%
Flex LNG Fleet Limited	Bermuda	Holding company	100%	100%
Flex LNG Management Limited	Isle of Man	Management services	100%	100%
Flex LNG Bermuda Limited	Bermuda	Management services	100%	100%
Flex LNG Endeavour Limited	Marshall Islands	Shipping	100%	100%
Flex LNG Enterprise Limited	Marshall Islands	Shipping	100%	100%
Flex LNG Ranger Limited	Marshall Islands	Shipping	100%	100%
Flex LNG Rainbow Limited	Marshall Islands	Shipping	100%	100%
Flex LNG Constellation Limited	Marshall Islands	Shipping	100%	100%
Flex LNG Courageous Limited	Marshall Islands	Shipping	100%	100%
Flex LNG Aurora Limited	Marshall Islands	Shipping	100%	100%
Flex LNG Amber Limited	Marshall Islands	Shipping	100%	100%
Flex LNG Resolute Limited	Marshall Islands	Shipping	100%	100%
Flex LNG Reliance Limited	Marshall Islands	Shipping	100%	100%
Flex LNG Freedom Limited	Marshall Islands	Shipping	100%	100%
Flex LNG Vigilant Limited	Marshall Islands	Shipping	100%	100%
Flex LNG Volunteer Limited	Marshall Islands	Shipping	100%	100%
Flex LNG Shipping (Bermuda) Limited	Bermuda	Shipping	100%	100%

5. ADMINSITRATIVE EXPENSES
Remuneration
As at December 31, 2018, the Company had four Directors (2017: five), and six employees (2017: nil). All employees are employed by Flex LNG Management Limited and Flex LNG Management AS (the "Management Companies").
(in thousands of $)	2018	2017
Wages and salaries	1,826	1,040
Social security costs	180	150
Pension costs	76	58
Total employee benefit expenses	2,083	1,248

Employees are offered a fixed base salary. The Management Companies contribute to a defined contribution pension scheme and provide health insurance for members of staff.
6. FINANCE COSTS AND FINANCE INCOME
(in thousands of $)
Finance cost	2018	2017
Loan interest	(17,619)	(234)
Amortization of deferred financing costs	(141)	—
Other interest	(21)	—
Total finance cost	(17,781)	(234)

Finance income	2018	2017
Interest income from bank deposits	607	123
Total finance income	607	123

Other financial items
(in thousands of $)	2018	2017
Foreign exchange (loss)/gain	(22)	2,334
Other financial items	(32)	-
Total other financial items	(54)	2,334

7. EARNINGS PER SHARE
Basic earnings per share amounts are calculated by dividing the net loss for the year by the weighted average number of ordinary shares outstanding during the year.
Diluted earnings per share amounts are calculated by dividing the net loss by the weighted average number of shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into ordinary shares.

The following reflects the loss and share data used in the earnings per share calculation.
(in thousands of $, except share data)
	2018	2017

Net income/(loss) attributable to shareholders	11,779	(10,408)
Weighted average number of ordinary shares*	40,451,462	30,763,911
Share options*	141,000	—
Weighted average number of shares, adjusted for dilution*	40,592,462	30,763.911

*Share options and number of ordinary shares outstanding have been retroactively adjusted for the one-to-ten reverse stock split which was effective from March 7, 2019; see Note 20 for more details.
8. INCOME TAX
The Group consists of one legal entity incorporated in the United Kingdom, one entity in Norway, three entities in Bermuda, four entities in the Isle of Man and 13 in the Marshall Islands.  The profits attributable to the Management Companies are taxable in the United Kingdom and Norway.
Bermuda
Under current Bermuda law, the Company is not required to pay taxes in Bermuda on either income or capital gains. The Company has received written assurance from the Minister of Finance in Bermuda that, in the event of any such taxes being imposed, the Company will be exempted from taxation until March 31, 2035.
United States
For the year ended December 31, 2018, the Company accrued U.S. income taxes because, even though the Company is not engaged in a U.S. trade or business, the Company was not able to satisfy the requirements of the exemption from gross basis tax under Section 883 of the U.S. Internal Revenue Code. Under Section 863(c)(2)(A) of the Internal Revenue Code, 50% of all transportation revenue attributable to transportation which begins or ends in the United States shall be treated as from sources within the United States where no Section 883 exemption is available. Such revenue is subject to 4% tax. During the year ended December 31, 2018, revenue tax of $0.2 million (2017: $0.0 million) has been recorded in vessel operating costs.
Other Jurisdictions
Certain of the Company's subsidiaries in Norway and the United Kingdom are subject to income tax in their respective jurisdictions. The taxes paid by subsidiaries of the Company that are subject to income tax have been disclosed in the tables below.
The Company does not have any unrecognized tax benefits, material accrued interest or penalties relating to income taxes. The Norwegian income tax returns could be subject to examination by Norwegian tax authorities going back ten years or more. In the United Kingdom, the tax authorities can investigate as far back as 20 years if they suspect tax evasion. More commonly, the United Kingdom may investigate for (i) careless tax returns for up to six years and (ii) innocent errors for up to four years. The Internal Revenue Service ("IRS") may audit tax returns filed within the last three years. If the IRS identifies a substantial error, the IRS may add additional years, which in most cases does not extend beyond six years.
To the Company's knowledge, none of FLEX LNG Ltd. or its subsidiaries is undergoing a tax audits in any applicable tax jurisdictions.
(in thousands of $)	2018	2017
Current income tax expense/(credit)	(5)	17
Adjustments in respect of current income tax of previous years	(5)	—
Income tax expense/(credit) reported in the income statement	(10)	17

A reconciliation between the tax expense and the product of the accounting profit multiplied by the Bermuda domestic tax rate for the year ended December 31, 2018 and 2017 is as follows:
(in thousands of $)	2018	2017
Net income/(loss) before tax	11,769	(10,391)
Income tax at 0% (2017: 0%)	—	—
Effect of higher overseas tax rates	(10)	17
Effective income tax rate of (0.1)% (2017: (0.2)%)	(10)	17

9. NEWBUILDINGS AND VESSEL PURCHASE PREPAYMENTS
(in thousands of $)
Newbuildings	2018	2017
At January 1	594,937	212,472
Installments to shipyard	231,019	376,000
Capitalized interest	2,492	1,922
Pre-delivery expenditures	1,436	4,543
Transfer to vessels and equipment	(829,884)	—
At December 31	—	594,937

In January 2018, the Company took delivery of its first two newbuilding LNG carriers, the Flex Endeavour and the Flex Enterprise and in June 2018 and July 2018, the Company took delivery of its third and fourth newbuilding LNG carriers, the Flex Ranger and the Flex Rainbow.
(in thousands of $)
Vessel purchase prepayments	2018	2017
At January 1	72,000	—
Additions	349,000	72,000
Capitalized interest	472	—
Transfer to vessels and equipment	—	—
At December 31	421,472	72,000

In May 2017, the Company entered into agreements with entities related to Geveran Trading Co. Limited ("Geveran"), the Company's largest shareholder, for the acquisition of the two newbuilding MEGI LNG carriers Flex Constellation and Flex Courageous for a purchase price of $180.0 million per vessel. The vessels are currently under construction at DSME pursuant to shipbuilding contracts between DSME and the sellers, who will continue to be responsible for the supervision of the construction of the vessels. We made advance payments of $36.0 million per vessel to the sellers in 2017, representing 20% of the purchase price, which were recorded as vessel purchase prepayments. The remaining balance of $144.0 million per vessel is due upon delivery to us, which is scheduled in June and August 2019, respectively.
In May 2018, the Company entered into agreements with entities related to Geveran for the acquisition of the two newbuilding X-DF LNG carriers Flex Aurora and Flex Amber for a purchase price of $184.0 million per vessel. The vessels are currently under construction at HSHI pursuant to shipbuilding contracts between HSHI and the sellers, who will continue to be responsible for the supervision of the construction of the vessels. We made advance payments of $36.8 million per vessel in 2018, representing 20% of the purchase price, which were recorded as vessel purchase prepayments. The remaining balance of $147.2 million per vessel is due upon delivery to the Company, which is scheduled in the second and third quarter of 2020, respectively.

In October 2018, the Company entered into agreements with entities related to Geveran for the acquisition of the five newbuilding LNG carriers, the Flex Freedom, Flex Reliance, Flex Resolute, Flex Vigilant, and Flex Volunteer, for a purchase price of $180.0 million per vessel, with an additional cost of $6.0 million per vessel for full re-liquefaction systems on three of the vessels. The Flex Freedom, Flex Reliance and Flex Resolute are MEGI LNG carriers under construction at DSME, with two vessels scheduled for delivery in the third quarter of 2020 and the remaining vessel in the fourth quarter of 2020. The Flex Vigilant and Flex Volunteer are X-DF LNG carriers with expected delivery in first and second quarters of 2021, respectively. The sellers will continue to be responsible for the supervision of the construction of the vessels. We made advance payments of $55.8 million for each of the three MEGI newbuildings and $54.0 million for each of the two X-DF newbuildings in 2018, representing 30% of the purchase price, which are recorded as vessel purchase prepayments. The remaining balance of $130.2 million for each of the three MEGI newbuildings and $126.0 million for each of the two X-DF newbuilding is due upon the delivery of the respective vessels to the Company.

10. VESSELS AND EQUIPMENT, NET AND OTHER FIXED ASSETS
The table below summarizes the vessels and equipment and other fixed assets applicable to the Company:
(in thousands of $)	Vessels and equipment	Dry-docks	Other fixed assets	Total
Cost
At January 1, 2018	—	—	8	8
Additions	—	—	14	14
Transfer from Newbuildings	819,884	10,000	—	829,884
Disposals	—	—	(2)	(2)
At December 31, 2018	819,884	10,000	20	829,904

Accumulated depreciation
At January 1, 2018	—	—	5	5
Charge	15,931	1,475	6	17,412
Disposals	—	—	(2)	(2)
At December 31, 2018	15,931	1,475	9	17,415

Net book value
At January 1, 2018	—	—	3	3
At December 31, 2018	803,953	8,525	11	812,489

In January 2018, the Company took delivery of two MEGI LNG carriers from DSME at a cost of $197.3 million and $197.4 million, respectively. In June and July 2018, the Company took delivery of two MEGI LNG carriers from SHI at a cost of $217.8 million and $217.5 million, respectively.
The net book value of vessels that serve as collateral for the Company's long term debt (Note 15) was $812.5 million as at December 31, 2018.
11. OTHER CURRENT ASSETS
(in thousands of $)	2018	2017
Other receivables	168	486
Prepayments and accrued income	2,525	6,082
Total other current assets	2,693	6,568

12. OTHER CURRENT LIABILITIES
(in thousands of $)	2018	2017
Accrued expenses	6,441	862
Deferred charter revenue	2,559	2,603
Other current liabilities	15	58
Provisions	2,282	-
Total Other current liabilities	11,297	3,523

13. CASH, RESTRICTED CASH AND CASH EQUIVALENTS
(in thousands of $)	2018	2017
Cash and cash equivalents	54,932	9,961
Restricted cash	165	—
Cash and cash equivalents	55,097	9,961

The Company has $0.2 million of restricted cash as at December 31, 2018 (2017: $0.0 million). This is restricted by law for the Norwegian tax authorities in relation to social security of employees for which there were none in the twelve months to December 31, 2017.

14. SHARE CAPITAL AND ADDITIONAL PAID IN CAPITAL
	2018	2017
Ordinary shares (nominal amount $0.10)*	54,099,929	36,797,238
Total number of shares issued and outstanding	54,099,929	36,797,238

(in thousands of $, except share data)	Shares*	Share Capital	Additional paid in capital
Ordinary shares - issued and fully paid:
At December 31, 2016	12,794,565	1,279	573,785
Shares issued	24,002,673	2,401	322,166
At December 31, 2017	36,797,238	3,680	895,951
Shares issued	17,302,691	1,730	293,714
At December 31, 2018	54,099,929	5,410	1,189,665
*Shares issued and fully paid have been retroactively adjusted for the one-to-ten reverse stock split which was effective from March 7, 2019, see Note 19 for more details.
Nominal value per share is $0.10 following the ten-to-one reverse stock split which was effective March 7, 2019. All issued shares have equal voting rights and are equally entitled to dividends. During the year shares were allotted to directors of FLEX LNG to cover between 0 % and 100 % of their remuneration for the year. The Directors' shares for the remuneration, covering the period July 1, 2018 to December 31, 2018, had not been issued at December 31, 2018 and are recorded as accrued expenses.
15. SHARE BASED PAYMENTS
On September 7, 2018, the Company's Board of Directors approved a Share Option Scheme. The Share Option Scheme permits the Board of Directors, at its discretion, to grant options to acquire shares in the Company to employees and directors of the Company or its subsidiaries. The subscription price for all options granted under the scheme is reduced by the amount of all dividends declared by the Company in the period from the date of grant until the date the option is exercised, provided the subscription price is never reduced below the par value of the share. The vesting periods of options granted under the Share Option Scheme will be specific to each grant. There is no maximum number of shares authorized for awards of equity share options and authorized, un-issued or treasury shares of the Company may be used to satisfy exercised options.
On September 7, 2018, the Company granted 110,000 share options*, with an exercise price of $14.30 per share*, to an officer and employees in accordance with the terms of the Share Option Scheme. The grant date was determined as the date of resolution of the grant by the Board of Directors. The options vest equally based on three years of continuous service and have a five year contractual term.
On November 1, 2018, the Company granted a further 30,000 share options*, with an exercise price of $17.60 per share*, to an officer in accordance with the terms of the Share Option Scheme. The grant date was determined as the date of resolution of the grant by the Board of Directors. The options vest equally based on three years of continuous service and have a five year contractual term.
The fair value of the newly granted option awards is estimated on the date of grant using a Black-Scholes option valuation model with the following assumptions:
	September 2018	November 2018
Risk free interest rate	1.44%	1.59%
Expected life (years)	5	5
Expected volatility	28.3%	36.8%
Expected dividend yield	—%	—%

The risk-free interest rate was estimated using the interest rate on five-year NOK treasury zero coupon issues. The volatility was estimated using historical volatility of share price data. The dividend yield has been estimated at 0% as the exercise price is reduced by all dividends declared by the Company from the date of grant to the exercise date. It was assumed that all of the options granted in September and November 2018 will vest and therefore no forfeitures were assumed. The effect of forfeitures is recognized as incurred.

The following table summarizes the unvested option activity for the year ended December 31, 2018 (there was no share options activity during 2017):
	Number of non-vested options	Weighted average exercise price per share ($)	Weighted average remaining contractual term (years)	Weighted average grant date fair value ($)	Aggregate intrinsic value
At December 31, 2017	—	—	—	—	—
Granted during the year*	141,000	15.00	4.59	15.00	2,115,300
Converted during the year	—	—	—	—	—
Forfeited during the year	—	—	—	—	—
Expired during the year	—	—	—	—	—
At December 31, 2018	141,000	15.00	4.59	15.00	2,115,300

As at December 31, 2018, there was $0.7 million in unrecognized stock compensation expense related to non-vested options. As at December 31, 2017, there were no share options and therefore no unrecognized stock compensation related to non-vested options. Stock compensation expense of $0.1 million was recognized in 2018, recognized in administrative expenses (2017: $0.0 million). When a share option is exercised, the Board of Directors will use their right, according to the Bye-Laws, to issue new shares.
*Share options and exercise prices have been retroactively adjusted for the one-to-ten reverse stock split which was effective from March 7, 2019, see Note 20 for more details.
16. SHORT-TERM AND LONG-TERM DEBT
The table below represents the annual principal payments to be made against our long-term debt, including the Flex Rainbow Sale and Leaseback (as defined below), after December 31, 2018:
(in thousands of $)	2018
Due within:
1 year	23,625
2 years	25,478
3 years	26,404
4 years	26,404
5 years	241,963
More than five years	116,156
Total long term debt principals	460,030
Less: debt issuance costs	(5,063)
Total long term debt	454,967

$315 million Secured Term Loan Facility
In December 2017, the Company, through three of its vessel owning subsidiaries, entered into a $315 million secured term loan facility (the "$315 Million Term Loan Facility") with a syndicate of banks to partially finance the first three of our newbuildings - Flex Endeavour, Flex Enterprise and Flex Ranger, which serve as collateral under the facility. In January 2018, the Company drew down two $105 million loan tranches under the facility in connection with the delivery of the Flex Endeavour and the Flex Enterprise. The third $105 million tranche was utilized in connection with the delivery of the Flex Ranger in June 2018. The Company and Flex LNG Fleet Limited, its wholly owned subsidiary, serve as guarantors under the facility. The facility bears interest at LIBOR plus a margin of 2.85% per annum and matures on June 22, 2023, which is five years from the delivery date of the third and final vessel financed under the facility, which was June 22, 2018.
Pursuant to the facility agreement, the Company has an option, subject consent from the lenders under the facility, to substitute one or more of the vessels which serve as collateral under the facility with other vessels in our fleet. The Company may also request the lenders to make available a fourth tranche to finance a fourth collateral vessel and to increase the amount of borrowings available under a tranche in the event that we secure employment for a collateral vessel with a duration of minimum five years and with a charterer acceptable to the lenders.

The facility has the following financial covenants, tested quarterly, which requires the Company (on a consolidated basis) to maintain at all times, among other things: (i) a book equity ratio of a minimum of 0.25 to 1.0, (ii) a positive working capital, and (iii) minimum liquidity of the higher of $15 million or an amount equal to 5% of the Company's total interest bearing debt on a consolidated basis and net of any cash and cash equivalents. The facility also requires each vessel owning subsidiary acting as borrower under the facility to maintain at all times, among other things: (i) positive working capital and (ii) minimum liquidity of $1.2 million. The facility includes a dividend restriction, limiting distributions to circumstances where (i) no default is existing on the time when the distribution is to be made or would result from the making, payment or declaration of the distribution; and (ii) such distributions are in aggregate limited to 50% of the Company's accumulated and consolidated annual net profits as from January 1, 2018 calculated on the basis of the ultimate parent's audited consolidated financial statements; or (iii) as otherwise consented to in writing by the facility agent.  The facility also requires the Company to provide additional security or prepay an amount of the loan facility as necessary to maintain the fair market value of the vessels securing the loan facility at not less than specified percentages of the principal amount outstanding under the loan facility. The net outstanding amount under the facility as of December 31, 2018 was $301.0 million (2017: $0.0 million). At December 31, 2018, we were in compliance with all covenants under the facility.
Flex Rainbow Sale and Leaseback
In July 2018, the Company, through its wholly-owned subsidiary, Flex LNG Rainbow Ltd., which owned the Flex Rainbow, entered into a sale leaseback transaction (the "Flex Rainbow Sale and Leaseback"), for the vessel with a Hong Kong-based lessor for a lease period of ten years. The gross sales price under the lease was $210 million, of which $52.5 million represented advance hire for the ten year lease period. The agreement includes fixed price purchase options, whereby we have the option to re-purchase the vessel at or after the second anniversary of the agreement, and on each anniversary thereafter, until the end of the lease period. The bareboat rate payable under the lease has a fixed element, treated as principal repayment, and a variable element based on LIBOR plus a margin of 3.50% per annum calculated on the outstanding under the lease. The facility includes a covenant that requires us to provide additional security, by way of a deposit, as necessary to maintain the fair market value of the vessel at not less than a specified percentage of the principal amount outstanding under the lease. The net outstanding under the lease as at December 31, 2018 was $154.0 million (2017: $0.0 million). At December 31, 2018, we were in compliance with all covenants under the Flex Rainbow Sale and Leaseback.
$270 million Revolving Credit Facility
In March 2017, in connection with the Company's acquisition of the shipbuilding contracts for the Flex Endeavour and the Flex Enterprise, the Company, through its wholly-owned subsidiary, Flex LNG Fleet Limited, entered into a $270 million revolving credit facility (the "$270 Million Revolving Credit Facility") with Sterna Finance Ltd., ("Sterna"), a company related to Geveran. The Company serves as guarantor under the facility. The facility can be repaid partially or in full at any time at our discretion and we may continue to draw upon the facility at our discretion to the extent the total outstanding amount thereunder does not exceed $270 million at any time. The facility matures 12 months following the delivery of the newbuilding Flex Courageous, which is expected to be delivered in August 2019, after which $30 million will be available to us as borrowings for working capital until July 1, 2023, unless otherwise mutually agreed with the lender. The facility bears interest at LIBOR plus a margin of 3.0% per annum. There are no financial covenants under the $270 Million Revolving Credit Facility. The net outstanding under the facility as at December 31, 2018 was $0.0 million (2017: $160.0 million).
17. FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES
The principal financial assets of the Company at December 31, 2018, and 2017 consist of cash and cash equivalents, and restricted cash. The principal financial liabilities of the Company consist of secured long term debt.
The guidance for fair value measurements applies to all assets and liabilities that are being measured and reported on a fair value basis. This guidance enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The same guidance requires that assets and liabilities carried at fair value should be classified and disclosed in one of the following three categories based on the inputs used to determine its fair value:
Level 1: Quoted market prices in active markets for identical assets or liabilities;
Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data;
Level 3: Unobservable inputs that are not corroborated by market data.
The fair value of the Company's cash and cash equivalents and restricted cash approximates their carrying amounts reported in the accompanying consolidated balance sheets.

The fair value of secured term loan facilities and revolving credit facility is estimated based on the average of the current rates offered to the Company for all debt facilities. The carrying value approximates the fair market value for the floating rate loans and revolving credit facilities due to their variable interest rate, being LIBOR plus a fixed margin. This has been categorized at level 2 on the fair value measurement hierarchy.
The following table includes the estimated fair value and carrying value of those assets and liabilities.

			2018	2018	2017	2017
(in thousands of $)	Note	Fair value hierarchy level	Carrying amount of asset (liability)	Fair value asset (liability)	Carrying amount of asset (liability)	Fair value asset (liability)
Cash and cash equivalents	11	Level 1	54,932	54,932	9,961	9,961
Restricted cash	11	Level 1	165	165	—	—
Receivables due from related parties	16	Level 1	1,720	1,720	340	340
Account payable		Level 1	(592)	(592)	(76)	(76)
Payables due to related parties	16	Level 1	(206)	(206)	(810)	(810)
Long term debt	14	Level 2	(454,967)*	(460,030)*	(160,000)	(160,000)

* Carrying value of Long-term debt is shown net deduction of debt issuing cost, while fair value of Long-term debt is shown gross.
There have been no transfers between different levels in the fair value hierarchy during the year.
18. RELATED PARTY TRANSACTIONS
In March 2017, in connection with the Company's acquisition of the shipbuilding contracts for the Flex Endeavour and the Flex Enterprise, the Company, through its wholly-owned subsidiary, Flex LNG Fleet Limited, entered into the $270 Million Revolving Credit Facility with Sterna Finance Ltd., a company related to Geveran. Under the current terms of the facility, $270 million will be available until 12 months following delivery of the newbuilding Flex Courageous, which is scheduled to be delivered in August 2019. Thereafter $30 million will be available for working capital until July 1, 2023, unless otherwise mutually agreed with the lender. The facility bears interest at LIBOR plus a margin of 3.0% per annum. As of December 31, 2018, the outstanding indebtedness under the facility was $0.0 million (2017: $160.0 million) and the full amount of $270 million is currently available for drawdown.
In May 2017, the Company entered into agreements with entities related to Geveran, for the acquisition of the two newbuilding MEGI LNG carriers Flex Constellation and Flex Courageous for a purchase price of $180.0 million per vessel. The vessels are currently under construction at DSME pursuant to shipbuilding contracts between DSME and the sellers, who will continue to be responsible for the supervision of the construction of the vessels. The Company has made advance payments of $36.0 million per vessel to the sellers in 2017, representing 20% of the purchase price. The remaining balance of $144.0 million per vessel is due upon delivery to the Company, which is scheduled in June and August 2019, respectively.
In May 2018, the Company entered into agreements with entities related to Geveran for the acquisition of the two newbuilding X-DF LNG carriers Flex Aurora and Flex Amber for a purchase price of $184.0 million per vessel.  The vessels are currently under construction at HSHI pursuant to shipbuilding contracts between HSHI and the sellers, who will continue to be responsible for the supervision of the construction of the vessels. We made an advance payment of $36.8 million per vessel to the sellers in 2018, representing 20% of the purchase price, with the remaining balance of $147.2 million per vessel due upon the delivery of the respective vessels to us. The vessels are scheduled for delivery in the second and the third quarters of 2020, respectively.
In October 2018, the Company entered into agreements with entities related to Geveran, for the acquisition of five newbuilding LNG carriers, the Flex Freedom, Flex Reliance, Flex Resolute, Flex Vigilant, and Flex Volunteer, for an aggregate purchase price of $918.0 million, or $180.0 million per vessel with an additional cost of $6.0 million per vessel for full re-liquefaction systems on three of the vessels. The Flex Freedom, Flex Reliance and Flex Resolute are MEGI LNG carriers under construction at DSME with two vessels scheduled for delivery in the third quarter of 2020 and the remaining vessel in the fourth quarter of 2020. The Flex Vigilant and Flex Volunteer are X-DF LNG carriers with expected delivery in first and second quarters of 2021, respectively. The sellers will continue to be responsible for the supervision of the construction of the vessels. We made advance payments of $55.8 million for each of the three MEGI newbuildings and $54.0 million for each of the two X-DF newbuildings in 2018, representing 30% of the purchase price. The remaining balance of $130.2 million for each of the three MEGI newbuildings and $126.0 million for the two X-DF newbuildings is due upon the delivery of the respective vessels to us.

For the four newbuildings delivered in 2018, newbuilding supervision was provided by Frontline Management (Bermuda) Limited ("Frontline Management"), a related party. In the twelve month period to December 31, 2018, costs of $1.5 million (2017: $4.4 million) have been capitalized.
At December 31, 2018, the Company had related party receivables of $1.1 million (2017: $0.0 million) and $0.7 million (2017: $0.0 million) from Frontline Ltd. and Seatankers Management Co.  Ltd. ("Seatankers"), respectively. At December 31, 2018, the Company had related party payables of $0.1 million (2017: $0.2 million) and $0.1 million (2017: $0.0 million) due to Frontline Management and Frontline Management AS respectively.
The Company has a service agreement with Frontline Management, under which it provides the Company with certain administrative support services, for which we pay our allocation of the actual costs they incur on our behalf, plus a margin. In the year ended December 31, 2018, the Company paid Frontline Management $0.2 million (excluding newbuilding supervision) for these services (2017: $1 million).The Company also has a services agreement with Seatankers, under which they provide us with certain advisory and support services, for which we pay our allocation of the actual costs they incur on our behalf, plus a margin. In the year ended December 31, 2018, we paid Seatankers $0.6 million for such services (2017: $0.3 million).
19. COMMITMENTS AND CONTINGENT LIABILITIES
Capital commitments for the Company as at December 31, 2018 are detailed in the table below.
(in thousands of $)	2019	2020	2021	2022	2023	Thereafter	Total
Loan repayments	23,625	25,478	26,404	26,404	241,963	116,156	460,030
Newbuildings	288,000	685,000	252,000	—	—	—	1,225,000
Total	311,625	710,478	278,404	26,404	241,963	116,156	1,685,030

As at December 31, 2018, the Company had nine vessels to be delivered on a Norwegian Sales Form basis, whereby the Company has paid a deposit to the relevant seller at the time of entering into the agreements, with the remaining purchase price being payable upon delivery and transfer of title of the relevant vessel to us. The remaining capital expenditures on these newbuildings will include building supervision, but excludes future change requests, sundry buyers' supplies, fit out, studies and lube oils.
20. SUBSEQUENT EVENTS
In the first quarter of 2019, the Company has agreed to financing for a $250 million secured term loan facility from a syndicate of banks for the two newbuildings Flex Constellation and Flex Courageous. The financing remains subject to the execution of the loan facility agreement and customary closing conditions, and is expected to be drawn upon delivery of the vessels from the shipyard, currently scheduled for June and August 2019, respectively. The facility will have a term of five years from delivery of the last vessel and will bear interest at LIBOR plus a margin of 2.35% per annum. The facility will contain a minimum value clause, and financial covenants that require FLEX LNG, on a consolidates basis, to maintain a book equity level of minimum 25%; a minimum liquidity being the higher of $25 million and 5% of net interest bearing debt; and a positive working capital.
On March 4, 2019, the Company declared a one-for-ten reverse stock split with an effective date of March 7, 2019. The common share par value was adjusted as a result of the reverse stock split to the value of $0.10 per share. In line with the guidance in ASC 260 "Earnings Per Share", we have retroactively adjusted for this change in the balance sheet and applicable footnote disclosures.